Exhibit D

CURRENT DESCRIPTION OF THE REPUBLIC

TABLE OF CONTENTS

INTRODUCTION	D-4

MAP OF BRAZIL	D-4

SUMMARY	D-5

RECENT DEVELOPMENTS	D-7

THE FEDERATIVE REPUBLIC OF BRAZIL	D-7

Political Developments	D-7

Employment and Labor	D-15

Social Security	D-15

Environment	D-16

THE BRAZILIAN ECONOMY	D-18

Economy in 2026	D-18

Gross Domestic Product	D-19

Principal Sectors of the Economy	D-19

FINANCIAL SYSTEM	D-20

Monetary Policy and Money Supply	D-20

Foreign Exchange Rates	D-21

Financial Institutions	D-21

Banking Supervision	D-22

BALANCE OF PAYMENTS	D-23

PUBLIC FINANCE	D-23

PUBLIC DEBT	D-27

Public Debt Indicators	D-27

Public Debt Management	D-28

Regional Public Debt (State and Municipal)	D-29

Rating Agencies	D-29

THE FEDERATIVE REPUBLIC OF BRAZIL	D-31

Geography and Population	D-31

Form of Government	D-32

Political Developments	D-33

Foreign Affairs, International Organizations and International Economic Cooperation	D-47

Employment and Labor	D-48

Social Security	D-49

State-Owned Enterprises	D-50

Environment	D-50

Education	D-59

Public Health	D-60

Wealth and Income Distribution	D-61

Antitrust	D-61

Anticorruption Laws	D-62

Incentives for Private Investment	D-63

THE BRAZILIAN ECONOMY	D-64

Historical Background	D-64

Economy in 2025	D-64

Principal Sectors of the Economy	D-67

THE FINANCIAL SYSTEM	D-71

General	D-71

Monetary Policy and Money Supply	D-72

Foreign Exchange Rates and Exchange Controls	D-74

Financial Institutions	D-75

Banking Supervision	D-76

Securities Markets	D-78

BALANCE OF PAYMENTS	D-79

Current Account	D-79

Financial Account	D-85

Reserve Assets	D-86

PUBLIC FINANCE	D-88

General	D-88

Budget Process	D-91

Budget	D-92

Federal Government Programs	D-92

Taxation and Revenue Sharing Systems	D-92

Fiscal Responsibility Law	D-93

Fiscal Crime Law	D-94

PUBLIC DEBT	D-95

General	D-95

Public Debt Indicators	D-95

Public Debt Management	D-97

Internal Public Debt	D-98

External Public Debt	D-99

Regional Public Debt (State and Municipal)	D-100

External Debt Restructuring and Debt Record	D-102

TABLES AND SUPPLEMENTARY INFORMATION	D-103

LIST OF TABLES

Table No. 1 Selected Brazilian Economic Indicators	D-5

Table No. 2 Primary Balance of the Central Government	D-23

Table No. 3 Federal Government Expenditures by Function	D-24

Table No. 4 Principal 2026 Budget Assumptions – July 2026 Assessment of Primary Revenues and Expenditures Report	D-25

Table No. 5 Principal 2027 Budget Assumptions – 2027 Budgetary Guidelines Bill	D-26

Table No. 6 Federal Public Debt Profile	D-27

Table No. 7 Federal Public Debt Results and 2026 Annual Borrowing Plan	D-29

Table No. 8 Brazilian Population Distribution by Age and Gender	D-31

Table No. 9 Social Indicators	D-32

Table No. 10 GDP at Current Prices – Demand Side	D-65

Table No. 11 GDP at Current Prices – Supply Side	D-66

Table No. 12 Real Growth (or Decline) at Current Prices by Sector	D-66

Table No. 13 Annual Changes in Industry Production	D-67

Table No. 14 Broad National Consumer Price Index (IPCA)	D-72

Table No. 15 Percentage Increases/Decreases in Monetary Base and Money Supply	D-74

Table No. 16 Foreign Exchange Transactions	D-74

Table No. 17 Commercial Exchange Rates	D-75

Table No. 18 Market Activity on B3	D-78

Table No. 19 Balance of Payments	D-79

Table No. 20 Principal Foreign Trade Indicators	D-80

Table No. 21 Exports by Region (FOB Brazil)	D-81

Table No. 22 Brazilian Exports (FOB)	D-82

Table No. 23 Exports (FOB Brazil)	D-82

Table No. 24 Imports by Region (FOB Brazil)	D-83

Table No. 25 Brazilian Imports (FOB)	D-84

Table No. 26 Imports (FOB Brazil)	D-85

Table No. 27 Foreign Direct and Portfolio Investment in Brazil	D-85

Table No. 28 External Financing Needs	D-86

Table No. 29 International Reserves (International Liquidity Metric)	D-86

Table No. 30 International Reserves (Cash Metric)	D-87

Table No. 31 Public Sector Borrowing Requirements	D-90

Table No. 32 Income Tax Rates for 2024	D-93

Table No. 33 Public Sector Debt	D-96

Table No. 34 Federal Public Debt Indicators	D-97

Table No. 35 Federal Public Debt Results and 2025 Annual Borrowing Plan	D-98

Table No. 36 External Federal Public Debt	D-99

Table No. 37 External Direct Debt of the Federal Government	D-103

Table No. 38 External Debt Guaranteed by the Federal Government	D-107

Table No. 39 Internal Securities Debt of the Republic	D-108

INTRODUCTION

In this report, references to “dollars”, “U.S. Dollars”, “US$” and “$” are to United States dollars, and references to “Real”, “Reais” and “R$” are to Brazilian Reais. References herein to “nominal” data are to data expressed in Reais that have not been adjusted to inflation, and references to “real” data are to data expressed in Reais that have been adjusted to inflation. The fiscal year of the federal government of Brazil (the “Federal Government”) ends December 31 of each year. The fiscal year ended December 31, 2025, is referred to herein as “2025”, and other years are referred to similarly. Tables herein may not add up due to rounding.

The information included herein reflects the most recent information available at the time of filing.

MAP OF BRAZIL

SUMMARY

The following is a summary of Brazil’s economic indicators for the period 2021–2025. The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein:

Table No. 1

Selected Brazilian Economic Indicators

	2021		2022		2023		2024		2025
Gross Domestic Product (“GDP”):
(in billions of current R$)	R$	9,012.1	R$	10,079.7	R$	10,943.3	R$	11,779.3	R$	12,738.6
(in US$ billions current prices)(1)	US$	1,670.5	US$	1,951.6	US$	2,191.0	US$	2,184.8	US$	2,280.9
Real GDP Growth (or decline)(2)		4.8%		3.0%		3.2%		3.4%		2.3%
Population (million)(3)		213.3 (4)		203.1		211.4 (4)		212.3 (4)		213.1 (4)
GDP Per Capita (in US$ current prices)	US$	7,950.8	US$	9,255.2	US$	10,349.8	US$	10,277.5	US$	10,687.3
Unemployment Rate(5)		13.2%		9.3%		8.0%		6.6%		5.6%
IPCA Rate(6)		10.1%		5.8%		4.6%		4.8%		4.3%
IGP-DI Rate(7)		17.7%		5.0%		(3.3%)		6.9%		(1.2)%
Nominal Exchange Rate Change(8)		7.4%		(6.5%)		(7.2%)		27.9%		(11.1)%
Domestic Real Interest Rate(9)		(5.1%)		6.2%		8.0%		5.8%		9.7%
Balance of Payments (in US$ billions)
Exports		284.0		340.2		343.8		339.9		350.5
Imports		241.7		288.7		251.5		274.0		290.8
Current Account		(39.4)		(42.0)		(27.0)		(65.3)		(66.7)
Capital Account		(3.0)		(1.2)		(0.6)		(2.2)		(0.2)
Financial Account		(47.3)		(43.3)		(27.6)		(73.2)		(64.3)
Reserve Assets		14.0		(7.3)		21.4		(26.4)		8.7
Total Official Reserves(16)		362.2		324.7		355.0		329.7		358.2
Public Finance (% of GDP)(10)
Central Government Primary Balance(11)		(0.4)%		0.6%		(2.4)%		(0.4)%		(0.5)%
Consolidated Public Sector Primary Balance(12)		0.7%		1.3%		(2.3)%		(0.4)%		(0.4)%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	5,348.9	R$	5,699.0	R$	6,268.9	R$	6,966.9	R$	8,309.0
External Federal Public Debt (EFPD or DPFe)	R$	264.7	R$	252.5	R$	251.5	R$	349.2	R$	326.1
Federal Public Debt as % of Nominal GDP		62.3%		59.0%		59.6%		62.1%		67.8%
Total Federal Public Debt (in R$ billions)(13)	R$	5,613.7	R$	5,951.4	R$	6,520.3	R$	7,316.1	R$	8,635.1
General Government Gross and Net
General Government Gross Debt (GGGD or DBGG) (in R$ billions)(14)	R$	6,966.9	R$	7,224.9	R$	8,079.3	R$	8,984.2	R$	10,017.9
DBGG as % of GDP		77.3%		71.7%		73.8%		76.3%		78.6%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions)(15)	R$	4,966.9	R$	5,658.0	R$	6,612.8	R$	7,220.7	R$	8,311.1
DLSP as % of GDP		55.1%		56.1%		60.4%		61.3%		65.2%

Note: Numbers may not total due to rounding.

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each applicable year, estimated as of December of each year.

(2)	Cumulative over four quarters per year.
(3)

Except for 2022, the values of which are from the 2022 census, figures are estimated. Estimates for the years in which there is no census are based on the last available census. The 2010 census predicted an average annual population growth rate of 0.7%, although the actual annual growth rate observed in the 2022 census was 0.52%, the lowest historical value. As the actual population growth rate has been lower than predicted, the actual population size, as shown in the 2022 census, is lower than projected between 2010 and 2021.

(4)	Population estimates for 2021, 2023, 2024, and 2025 are derived from IBGE’s demographic reconciliation methodology, which adjusts the 2022 census base upward to account for undercount.
(5)	Annual average unemployment rate.
(6)

Broad National Consumer Price Index (Índice de Preços ao Consumidor Amplo or IPCA, for its acronym in Portuguese), as reported by the National Bureau of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística or IBGE, for its acronym in Portuguese).

(7)

The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna or IGP-DI, for its acronym in Portuguese) is one of multiple inflation indicators used in Brazil (IGP-DI being one of the most widely used). The IGP-DI is calculated by the Getúlio Vargas Foundation, an independent research organization.

(8)	Year-over-year percentage change of the nominal exchange rate: (+) depreciation or (-) appreciation of the Real against the U.S. Dollar (sell side).
(9)	“Domestic Real Interest Rate” represents the accumulated Selic rate (Sistema Especial de Liquidação e Custódia or Selic, for its acronym in Portuguese), adjusted to exclude the effects of IPCA.
(10)

Calculated using the “below the line” financial method, concerning changes in the public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(11)

“Central Government” includes (i) the National Treasury (Secretaria do Tesouro Nacional); (ii) the Social Security System (Sistema da Previdência Social); and (iii) the Central Bank. “Primary Balance” represents revenues minus expenditures, excluding interest expenditures on public debt.

(12)

“Consolidated Public Sector” includes (i) the Central Government, Regional Governments (including state and municipal governments); and (ii) the state-owned enterprises, except for Petróleo Brasileiro S.A. — Petrobras (“Petrobras”) and Centrais Elétricas Brasileiras S.A.—Eletrobras (“Eletrobras”), which was partially privatized in 2022. “Primary Balance” represents revenues minus expenditures, excluding interest expenditures on public debt.

(13)	Total Federal Public Debt (Dívida Pública Federal or DPF, for its acronym in Portuguese) (“FPD”), as reported by the National Treasury.
(14)

“General Government Gross Debt” (Dívida Bruta do Governo Geral or DBGG, for its acronym in Portuguese) is defined as private- and public-sector financial debt of the federal, state, and municipal governments, except for (i) state-owned companies’ debt (at all government levels); and (ii) Central Bank’s liabilities.

(15)

“Public Sector Net Debt” (Dívida Líquida do Setor Público or DLSP, for its acronym in Portuguese) refers to total liabilities of the non-financial public sector as deducted from public sector financial assets held by (i) non-financial private agents; (ii) public financial agents; and (iii) private financial agents. The DLSP includes the Central Bank’s assets and liabilities including international reserves and the monetary base.

(16)	As of December 31 of the year indicated.

Source: IBGE; Getúlio Vargas Foundation; Central Bank; National Treasury.

RECENT DEVELOPMENTS

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

U.S. Trade Tariffs

On March 31, 2026, the Office of the United States Trade Representative (“USTR”) submitted the 2026 National Trade Estimate on Foreign Trade Barriers (the “NTE Report”) to President Trump and the U.S. Congress. The NTE Report discusses the largest export markets for the United States, covering more than 60 trading partners, among them Brazil.

On April 2, 2026, President Trump further amended the copper, steel and aluminum tariffs issued under Section 232 of the Trade Expansion Act (the “TEA”). The amended tariffs include a 50% tariff on raw copper, steel and aluminum, a flat 25% tariff on derivative products made with greater than 15% of copper, steel or aluminum, and a 15% tariff until 2027 on certain metal-intensive industrial equipment and electrical grid equipment. Derivative products with less than 15% of copper, steel or aluminum will no longer be subject to tariffs, and if derivative products are made with U.S. copper, steel or aluminum, the tariff is lowered to a 10% tariff. The new tariff regime for copper, steel and aluminum became effective on April 6, 2026.

On April 2, 2026, President Trump also imposed a 100% tariff on patented pharmaceutical products and their ingredients under Section 232 of the TEA. The tariffs on the imported products come into effect in 120 days for certain large companies or 180 days for smaller companies.

On May 7, 2026, President Lula and President Trump held a bilateral meeting at the White House. Both leaders agreed to establish a working group with a 30-day deadline to present a joint proposal to resolve the ongoing tariff disputes stemming from the Section 301 investigation opened against Brazil in July 2025. Brazil reiterated its call for the closure of the Section 301 probe, which it considers inconsistent with WTO rules.

On June 2, 2026, the USTR published the final report of its Section 301 investigation into Brazil, concluding that Brazilian policies and practices are “unreasonable” and “burden or restrict” U.S. commerce. The USTR proposed a 25% tariff on all Brazilian goods, with exceptions for beef, coffee, rare earth minerals, certain metals, aircraft parts, crude oil, fruits, nuts, and pharmaceuticals. The investigation cited six areas of alleged unfair trading practices: digital commerce and electronic payment services, preferential tariffs, intellectual property protection, anti-corruption enforcement, ethanol market access, and illegal deforestation.

On June 3, 2026, in a separate Section 301 action, the USTR announced proposed tariffs of 10% to 12.5% on imports from 60 economies (including the EU), alleging failures to prohibit imports of goods produced with forced labor. Brazil was placed in the 12.5% tier alongside 44 other countries.

On June 3, 2026, Brazil’s Ministry of Foreign Affairs issued an official statement contesting the USTR’s forced-labor tariff proposal, calling it a distortion of a legitimate issue to justify unilateral protectionism. The note highlighted that the International Labor Organization has recognized Brazil for decades as an international reference in combating forced labor. Brazil reserved the right to invoke the Economic Reciprocity Law, approved unanimously by Congress in 2025, which authorizes retaliatory commercial measures against countries imposing unilateral barriers on Brazilian exports. Separately, the Minister of Development, Industry, Trade and Services detailed that the 25% tariff would directly affect 21% of Brazil’s total exports to the U.S., with machinery, equipment, plastics, footwear, wood products, and fish/crustaceans among the most exposed sectors.

On July 8, 2026, the National Congress approved Provisional Measure 1345/2026 — authorizing R$15 billion in official export credit through the FGE and BNDES for exporters and agribusiness in the industrial, agriculture, livestock, forestry, fishing, aquaculture, and mining sectors affected by the recent U.S. tariff measures — approved by President Lula as Law 15.473/2026 on July 22, 2026.

On July 15, 2026, the USTR issued its official Notice of Action confirming the 25% additional tariff on Brazilian-origin goods, formally concluding the Section 301 investigation. The measure, published in the Federal Register on July 20, 2026, took effect on July 22, 2026, and expanded the list of exemptions relative to the initial June proposal to include products such as pig iron, unflavored instant coffee, organic honey, aluminum hydroxide, and certain wood, seafood, and leather products, among others, while removing high-purity dissolving pulp from the exempted list.

On July 16, 2026, the Ministry of Development, Industry, Trade and Services (“MDIC”) published a comprehensive ten-point rebuttal addressing each of the USTR’s allegations underpinning the Section 301 tariffs, arguing that none of the practices cited, spanning trade, environmental, digital, and regulatory policy, justified U.S. tariff measures.

On July 23, 2026, the USTR announced an additional 12.5% tariff on Brazilian products, stacking on top of the 25% Section 301 tariff already in effect since July 22, 2026 and pushing the combined rate to as much as 37.5% on some exports. According to the USTR, the measure took effect on July 24, 2026, and applies to 54 countries that the United States deems to lack effective mechanisms against the import of goods made with forced labor. In Brazil’s case, the USTR cites five sectors: aluminum, cotton, electronics, lithium batteries, and tobacco.

According to the MDIC’s official press note of July 24, 2026, the currently applicable US tariff regime on Brazilian exports combines three distinct legal instruments: Section 232 national-security tariffs (on steel, aluminum, copper and derivatives, and automobiles/auto parts), and two Section 301-based surtaxes (the 25% Section 301 tariff and the 12.5% tariff from forced labor investigations). Per MDIC’s official estimate (based on 2024 bilateral trade flows), these combined measures currently reach 23.1% of Brazilian exports to the United States, while 52.7% remain free of any additional sectoral or country-specific tariff — covering major items such as beef, coffee, civil aircraft, orange juice, and most pulp/cellulose exports. Within the affected portion, MDIC data show that 16.5% of exports face the cumulative 37.5% rate (25% + 12.5%, hitting sectors such as machinery and equipment, wood products, footwear, furniture, and apparel); 4.7% face only the new 12.5% forced-labor surtax (affecting stonework, plaster, ores, essential oils and perfumery products, and fish); and 1.9% face only the 25% Section 301 surtax (impacting several products, including sugar). The remaining 24.2% of exports remain under the pre-existing Section 232 sectoral tariffs. On overall exposure, MDIC’s official trade statistics show that the United States’ share of total Brazilian exports fell to 9.4% in the first half of 2026, with US-bound exports totaling US$17.4 billion (13% year-on-year decline), against a total Brazil-US bilateral trade flow of US$40.4 billion in 2024 used as MDIC’s reference base for the tariff-impact estimate.

On July 27, 2026, the Federal Government formally requested WTO consultations with the United States — the dispute settlement system’s first stage — arguing U.S. tariffs are inconsistent with the 1994 General Agreement on Tariffs and Trade (GATT). The request targets the 25% Section 301 tariff and the 12.5% tariff from the forced labor investigations. The Federal Government argues the United States failed to extend it the same “advantages, favors, privileges, or immunities” given to other WTO members. Per the Ministry of Foreign Affairs, this consultation phase seeks a negotiated solution before any WTO panel is convened.

“Operation Counter-Coup”

On January 8, 2026, President Lula vetoed in full the Sentencing Calibration Bill (Bill No. 2,162 of 2023), approved in December 2025 by the National Congress. The text provided for the reduction of sentences for those convicted of the anti-democratic acts of January 8, 2023 and the attempted coup d’état. Former President Jair Bolsonaro was convicted in September 2025 to 27 years in prison for the attempted coup. He was detained in prison, following his arrest in November 2025 after attempting to tamper with his electronic ankle bracelet.

On April 30, 2026, the National Congress overrode the veto in a joint session, and, as President Lula did not enact the bill within the constitutional 48-hour deadline, Senate President Davi Alcolumbre enacted it as Law No. 15,402/2026 on May 8, 2026.

Former President Jair Bolsonaro has been serving his sentence under humanitarian house arrest since March 2026 after being hospitalized for aspiration bronchopneumonia. Brazil’s Supreme Court, the Supremo Tribunal Federal (“STF”) has since extended the house-arrest regime, most recently on July 3, 2026, citing his continued clinical improvement.

Cabinet Changes

On January 13, 2026, President Lula appointed attorney Wellington César Lima e Silva as the new Minister of Justice and Public Security, replacing Ricardo Lewandowski, who had resigned days earlier for personal reasons. Lima e Silva, then serving as Petrobras’ general counsel, had briefly led the Justice Ministry in 2016 and now returns to continue the administration’s policies to combat organized crime.

On January 29, 2026, Regis Dudena was appointed Secretary of Economic Reforms at the Ministry of Finance. Dudena, formerly head of the Secretariat for Prizes and Betting, replaced Marcos Barbosa Pinto, who left the position in early January to return to the private sector. The new secretary now leads a strategic area of the ministry responsible for microeconomic policy, with the expectation that this will ensure continuity in the ongoing reform agenda.

On March 20, 2026, Dario Durigan was appointed as the new Minister of Finance. Durigan, who had been the Executive Secretary at the Ministry of Finance, replaced Fernando Haddad, who left the position on March 19, 2026, to run for office in the upcoming election.

On March 23, 2026, Rogério Ceron, who had been Treasury Secretary, was appointed Executive Secretary of the Ministry of Finance, replacing Dario Durigan. Daniel Leal, who had been the Undersecretary for Public Debt, was appointed Treasury Secretary.

On March 31, 2026, the federal government implemented a broad ministerial reshuffle as several ministers stepped down from office in order to run in the upcoming elections. At the Ministry of Agrarian Development and Family Agriculture, Luiz Paulo Teixeira Ferreira left his post and was replaced by Fernanda Machiaveli Morão de Oliveira. In Agriculture and Livestock, Carlos Henrique Baqueta Fávaro was dismissed, and André Carlos Alves de Paula Filho was appointed to the position. On the same day, André Carlos de Paula Filho left the Ministry of Fisheries and Aquaculture, which was subsequently assumed by Rivetla Edipo Araujo Cruz. Changes were also formalized at the Ministry of Ports and Airports, with Sílvio Serafim Costa Filho replaced by Tomé Barros Monteiro da Franca; at the Ministry of Planning and Budget, where Simone Nassar Tebet gave way to Bruno Moretti; at the Ministry of Sports, with André Luiz Carvalho Ribeiro replaced by Paulo Henrique Perna Cordeiro; at the Ministry of Racial Equality, where Anielle Francisco da Silva was succeeded by Rachel Barros de Oliveira; at the Ministry of Human Rights and Citizenship, with Macaé Maria Evaristo dos Santos replaced by Janine Mello dos Santos; and at the Ministry of Indigenous Peoples, where Sônia Bone de Sousa Silva Santos was succeeded by Luiz Henrique Eloy Amado.

On April 1, 2026, Camilo Sobreira de Santana stepped down from the Ministry of Education and was replaced by Leonardo Osvaldo Barchini Rosa. On the same day, Renan Calheiros Filho left the Ministry of Transport, and George Santoro was appointed as his successor, while Maria Osmarina Marina da Silva Vaz de Lima exited the Ministry of the Environment and Climate Change, who was replaced by João Paulo Ribeiro Capobianco.

On April 2, 2026, Rui Costa dos Santos left the Civil House, with Miriam Belchior appointed in his place, and at the Ministry of Cities Jader Fontenelle Barbalho Filho was replaced by Antônio Vladimir Moura Lima; additionally, Márcio Luiz França Gomes stepped down from the Ministry of Entrepreneurship, Microenterprise and Small Business.

On April 3, 2026, Geraldo José Rodrigues Alckmin Filho left the Ministry of Development, Industry, Trade and Services and was succeeded by Márcio Elias Rosa, while Francisco Tadeu Barbosa de Alencar assumed the Ministry of Entrepreneurship; on the same date, Gleisi Helena Hoffmann stepped down from the Secretariat of Institutional Relations of the Presidency of the Republic, with no successor formally appointed at that time.

Federal Supreme Court

On April 1, 2026, President Lula formally submitted to the Federal Senate the nomination of Jorge Messias, current Advogado-Geral da União, to fill the vacancy on the STF left by the retirement of Justice Luís Roberto Barroso in 2025. The nomination was received by Senate President Davi Alcolumbre and forwarded to the Senate’s Committee on Constitution and Justice (the “CCJ”, for its acronym in Portuguese), chaired by Senator Otto Alencar.

On April 29, 2026, the Federal Senate rejected the nomination of Jorge Messias to the STF. The vacancy remains unfilled. On May 29, 2026, President Lula announced he would re-nominate Messias, stating the rejection was “purely political” and that the Federal Senate should only block nominees on grounds of legal or professional inadequacy. No new formal nomination message has yet been sent to the Senate.

Legislative Reforms

Tax Reform

On January 13, 2026, President Lula enacted Complementary Law 227/2026, which creates the IBS Steering Committee (CG-IBS), and launched the Digital Platform for the Tax Reform. The Federal Revenue Service made available an environment for simulations and calculation of CBS/IBS, allowing companies to adjust systems, invoices, and routines in 2026, ahead of the full transition. The system will be tested during the fiscal year 2026 and the model is expected to be fully operational on January 1, 2027. The Federal Government announced that the CG-IBS will coordinate, under a cooperative fiscal-federalist framework, the integrated action of the Federal Government, States and Municipalities to simplify tax compliance and system usability for taxpayers.

On April 30, 2026, President Lula signed Decree 12.955/2026, which regulates the federal Contribution on Goods and Services. The Tax on Goods and Services Management Committee simultaneously published the operational regulations. The decrees detail the “split payment” mechanism, under which tax is automatically separated at the point of electronic payment. This automatic tax split is being implemented initially for Pix, bank slips, and electronic transfers, with cards and vouchers to follow at a later stage.

On July 31, 2026, the Federal Tax Authority and CGIBS published the Joint Act RFB/CGBIS No. 4 of July 30, 2026, in compliance with article 112 of Decree No. 12,955/2026 (CBS Regulation) and CGIBS Resolution No. 06/2026 (IBS Regulation). The act sets forth the schedule for mandatory issuance of tax documents and the publication of tax form templates.

Fuel Subsidies

Due to recent geopolitical tensions and conflict in the Middle East, the price of oil has risen globally. The Federal Government has implemented several measures with the aim of protecting the Brazilian population and key economic sectors from the surge in oil prices.

On March 12, 2026, the Federal Government announced a set of emergency measures to protect the population and key economic sectors from the surge in international oil prices driven by geopolitical tensions. The primary measure was the elimination of federal taxes on diesel, which reduced its cost by about R$0.32 per liter, with the aim of easing pressure on the transportation and agriculture sectors, and overall inflation. In addition, the Federal Government plans to grant a subsidy of the same amount to diesel producers and importers, so that, combined, the measures can reduce costs by up to R$0.64 per liter at the pump. The Federal Government also imposed an export tax of 12% on the total value of exports of crude petroleum oils and oils from bituminous minerals, as well as an export tax of 50% on diesel oil for as long as the subsidy to diesel producers and importers remains in force. These initiatives, implemented through a provisional measure and presidential decrees, seek to stabilize fuel prices, ensure supply, and prevent global price shocks from affecting the Brazilian population and the broader economy. On March 24, 2026, the Federal Government proposed an emergency subsidy of R$1.20 per liter of imported diesel until May 31, 2026, which would be split equally between the Federal Government and the states. This proposal was subsequently approved and formalized through Provisional Measure No. 1,349/2026, enacted by the President and published in the Federal Official Gazette on April 7, 2026. The total estimated cost is R$4 billion, of which R$2 billion is borne by the Federal Government and R$2 billion by the states.

On April 6, 2026, the Federal Government announced another set of measures to reduce the impact of higher fuel prices. These measures include subsidies for diesel and liquified petroleum gas and exemptions from federal taxes for biodiesel and aviation kerosene. To compensate for the revenue losses associated with the tax exemption and subsidies, the Federal Government announced a set of fiscal offsetting measures, including an increase in the excise tax (“IPI”, for its acronym in Portuguese) on cigarettes. The Federal Government also expects that other sources of revenue will help mitigate the cost of the subsidies and exemptions, such as the 12% export tax on crude oil, higher tax collection from fuel companies’ profits, and revenues from oil auctions, particularly related to pre-salt fields.

On April 10, 2026, the Federal Regional Court of the 2nd Region (the “TRF2”, for its acronym in Portuguese) upheld a preliminary injunction suspending the 12% export tax established on March 12, 2026, after finding that the Federal Government failed to demonstrate concrete and immediate risk. The injunction was originally granted at the request of five multinational oil companies—Total Energies (France), Repsol Sinopec (Spain and China), Petrogal (Portugal), Shell (UK and Netherlands), and Equinor (Norway)—which argued the tax violated the constitutional anterioridade principle, which prohibits the collection of new taxes without a minimum prior notice period. On April 17, 2026, the president of TRF2 overturned the injunction that had suspended the application of the 12% oil export tax, agreeing with the Federal Government’s argument that the measure was not revenue-driven, but rather a tool to protect the domestic fuel market from increased oil prices.

On April 23, 2026, the Ministry of Finance submitted a complementary bill (PLP No. 114/2026) to the National Congress proposing a permanent mechanism to automatically redirect extraordinary petroleum revenues (royalties, pre-salt auction proceeds, export tax) toward reducing federal fuel taxes. On August 12, 2026, the National Congress approved PLP 114/2026, temporarily reducing federal taxes on diesel, biodiesel, gasoline, ethanol, and aviation kerosene, financed by extraordinary oil-royalty revenue generated by the Middle East conflict-driven price spike. The bill also grants R$1.2 billion in subsidies to hydrous-ethanol producers, allows up to R$750 million in tax-credit offsets for ethanol cooperatives, and includes tax exemptions for the 2027 Women’s World Cup and incentives for critical minerals/rare earths and fertilizers; the text now goes to presidential sanction. As of the date hereof, the complementary bill remains in the President’s Office to be enacted.

On May 13, 2026, President Lula signed Provisional Measure (“MPV”, for its acronym in Portuguese) 1,358/2026, authorizing a two-month gasoline subsidy paid by the National Agency for Petroleum, Natural Gas and Biofuels (“ANP”, for its acronym in Portuguese) directly to refineries and importers, to prevent pass-through costs from being imposed on consumers. On May 22, 2026, Planning Minister Moretti confirmed the effective subsidy at R$ 0.44/liter, estimating a monthly cost of R$ 1.2 billion. MPV 1,358/2026 also established an equivalent subsidy mechanism for diesel on fuel producers and importers. The diesel subsidy value was set by Ministry of Finance Ordinance No. 1,584/2026, published on May 29, 2026, at R$ 351.50 per cubic meter — equivalent to R$ 0.3515/liter (rounded to R$ 0.35/liter) — effective from June 1, 2026. The benefit was subsequently canceled by Ordinance No. 1,914/2026, effective July 1, 2026, as international oil prices eased following the partial US-Iran ceasefire.

On May 29, 2026, the Federal Government published Decree 12,991/2026, prolonging the reduction of federal taxes on biodiesel and jet fuel until July 31, 2026.

On May 30, 2026, President Lula signed MPV 1,363/2026, creating a unified R$ 1.12/liter federal diesel subsidy valid until December 31, 2026, replacing and consolidating the previous multi-layered fuel subsidy structure (MPVs 1,340 and 1,349). The previous subsidy structure had combined a partial tax cut and producer subvention under MPV 1,340 with an expanded, state-shared subsidy with the Federal Government and LPG/aviation support under MPV 1,349. The measure also postponed aviation navigation fee payments to December 4, 2026. On July 17, 2026, Congress extended MPV 1,363/2026’s deliberation deadline by 60 days, with no change to the subsidy value or the June–December application period.

On May 30, 2026, the Federal Government also published Decree 12,992/2026, prolonging the gasoline liquified petroleum gas import subsidy (R$ 850/ton) until July 31, 2026.

On June 9, 2026, the Federal Government published Decree 12,995/2026, which regulates MPV 1,363/2026,.Under the decree, the subsidy will be calculated in bi-weekly periods, and to access the subsidy, producers and importers must formally adhere to a program with the ANP and show, via electronic invoices, that the amount corresponding to the subsidy was fully deducted from the sale price of road diesel.

On June 30, 2026, the Federal Government announced the phase-out of the R$0.35/liter diesel subsidy, effective July 1, 2026. The remaining emergency fuel subsidies remained in effect as of August 6, 2026, under ongoing government review: the R$1.12/liter diesel subvention, the R$0.44/liter gasoline subsidy, the LPG subsidy, and the federal tax exemptions on biodiesel and aviation kerosene. Finance Minister Dario Durigan stated that the diesel and gasoline subsidies are also under evaluation for withdrawal, while the Planning and Budget Minister linked the phase-out to preserving the 2026 fiscal primary-result target.

On July 9, 2026, the Executive Management Committee of the Foreign Trade Chamber (Gecex-Camex), under the Ministry of Development, Industry, Trade and Services (“MDIC”), re-established the 12% export tax on crude oil and bituminous minerals for 60 days from July 10, 2026, as MPV 1,340/2026 was set to lapse. The Federal Government cited the renewed escalation of Middle East tensions, including recent US-Iran attacks and instability in the Strait of Hormuz, as grounds for maintaining rather than phasing out the tax, aiming to preserve domestic refining supply and prevent fuel shortages.

On July 23, 2026, after Brent crude climbed back above US$100/barrel following the end of the US-Iran partial ceasefire, the Federal Government extended the R$0.44/liter gasoline subsidy for another 30 days starting July 26, 2026. The R$1.12/liter diesel subsidy also remains in force; Congress had already extended its legal basis (MP 1,363/2026) by 60 days on July 17, 2026.

On July 24, 2026, the Planning and Budget Minister Bruno Moretti stated that, despite oil prices approaching US$100/barrel again, the government would not reinstate the R$0.35/liter diesel subsidy withdrawn on July 1, 2025. He confirmed the R$1.12/liter diesel subsidy (≈R$5.5 billion/month) and the R$0.44/liter gasoline subsidy (R$1.3 billion/month, renewed for another month) remain in force; total disbursement through June reached R$14.55 billion.

Other Legislation

On January 7, 2026, President Lula enacted a law prohibiting discounts on Social Security benefits without proper authorization. This change to the Social Security Benefit Plans requires financial institutions and associations to reimburse improper discounts on benefits within 30 days and tightening protections for beneficiaries, which has broad institutional impact on social security administration.

On January 9, 2026, President Lula enacted a law with stricter rules on persistent debtors. The law, commonly referred to as the “Taxpayer Defense Code”, created the category of “persistent debtor,” restricting their access to public benefits and government contracts, and establishing compliance programs including Sintonia and Confia. It restructures how tax compliance and penalties are instituted at the national level.

On January 17, 2026, the Association Agreement and the Interim Trade Agreement between Mercosur and the European Union was signed. The agreement would eliminate tariffs on approximately 92% of Mercosur exports to the European Union.

On January 21, 2026, the European Parliament voted 334–324 (11 abstentions) to request a legal opinion from the Court of Justice of the European Union (“CJEU”) on the Mercosur–European Union trade agreement, effectively freezing any consent vote in that Parliament until the ruling of the CJEU. In an official note, the Brazilian Ministry of Foreign Affairs informed it is monitoring the European Parliament’s decision and will keep prioritizing ratification on Brazil’s side, underscoring that the referral to the CJEU suspends the European Parliament’s procedure.

On February 2, 2026, President Lula formally submitted the Mercosur–European Union trade agreement to the National Congress for approval. For the agreement to take effect, it must now be approved by the European Parliament and by the national parliaments of all participating countries.

On February 25, 2026, President Lula enacted Law No. 15,352/2026, which transforms the National Data Protection Agency (ANPD, for its acronym in Portuguese) into a regulatory agency. The measure also creates a specific career track for data protection regulation and oversight, strengthening the agency’s institutional capacity and autonomy. Besides this, it sets March 17, 2026 as the date when the Digital Statute of the Children and Adolescents (ECA Digital, for its acronym in Portuguese) would enter into force. The ECA Digital had previously been established by Law No. 15,211/2025.

On March 17, 2026, the Lower House promulgated Legislative Decree No. 14/2026, completing congressional approval of the Mercosur–European Union (EU) Partnership Agreement.

On April 28, 2026, President Lula signed Decree No. 14/2026 incorporating the Mercosur-European Union Trade Agreement into Brazil’s legal framework. The agreement entered into provisional force on May 1, 2026, creating a free-trade zone spanning 31 countries, 720 million people, and over U.S.$22 trillion in combined GDP. Under the agreement, the Mercosur bloc will eliminate tariffs on 91% of European goods over 15 years, while the EU will eliminate tariffs on 95% of Mercosur exports within 12 years. The EU is applying the agreement provisionally while the CJEU reviews the treaty’s legal framework.

On April 28, 2026, the Lower House approved PEC 383/17, which constitutionalizes the Unified Social Assistance System (the “SUAS”, for its acronym in Portuguese), which is the nationwide public network of social assistance centers that supports vulnerable families, children, the elderly, and victims of violence, and mandates that the Federal Government, states, and municipalities each earmark 1% of their net current revenue (“RCL”, for its acronym in Portuguese) for social assistance. The Federal Government will have a four-year transition period: 0.3% of RCL in the first year, rising to 0.5% in the second year, 0.75% in the third year, and finally 1.0% in the fourth year. The proposal was sent to the Senate for consideration. As of the date hereof, the Senate has not adopted the proposal.

On May 4, 2026, President Lula signed MPV 1,355/2026, launching the Novo Desenrola Brasil program—a national initiative targeting lower-income households. The program offers: discounts of up to 90% on overdue bank debts (credit cards, overdrafts, personal loans contracted before January 31, 2026 and overdue 91 days to 2 years), capped interest rates of approximately 1.99%/month, and repayment plans of up to 48 months. The program also allows the use of up to 20% of FGTS balances to partially or fully pay down a household’s debt. Beneficiaries of the program will have their tax ID (“CPF”, for its acronym in Portuguese) blocked from participating in online betting for 12 months, with the aim of preventing the worsening of their financial situation during the renegotiation period. As of June 9, 2026, over six million people had benefitted from Novo Desenrola Brasil. Approximately four million people fully cleared their debts (small debts in amounts up to R$ 100), and 1.1 million people paid off their debts in a lump sum, with average discounts of 80% on the debt amount. On August 1, 2026, the Ministry of Finance officially extended the deadline for consumers to renegotiate bank debts under the Desenrola Brasil 2.0 program until August 31, 2026, applying only to financial institutions with at least 1,000 FGO-guaranteed credit operations. The extension requires no new public funds and benefits app drivers, taxi drivers, and truckers seeking vehicle financing under the Move Brasil program.

On May 12, 2026, President Lula signed an MPV eliminating the 20% federal import tax on international e-commerce purchases valued at up to U.S.$50, previously known as the “taxa das blusinhas.” The tax had been in effect since August 2024 under the Remessa Conforme program. The Federal Government justified the measure by citing that after three years of enforcement, smuggling in the cross-border e-commerce sector had been eliminated, and the formalized sector could now benefit from the exemption.

On May 20, 2026, President Lula signed Decree 12,975/2026, updating Brazil’s Internet Civil Framework Law (Law No. 12,965/2014). The decree operationalizes the June 2025 STF ruling that declared Article 19 of the Internet Civil Framework Law partially unconstitutional, and now requires online platforms to proactively prevent the mass circulation of criminal content—including terrorism, child exploitation, human trafficking, incitement to self-harm, and gender-based violence—without prior judicial order. Platforms may be held liable for systemic failures in content moderation, particularly when criminal content is amplified through paid advertising. The decree also assigns enforcement authority to the National Data Protection Agency.

On May 27, 2026, the Lower House approved PEC 221/19, which would reduce the standard workweek from 44 to 40 hours, guarantee two weekly rest days, and prohibit salary reductions. The PEC was sent to the Senate for consideration. As of the date hereof, the proposal remained in the Senate to be deliberated.

On June 9, 2026, the Lower House approved PDL 570/2026, ratifying the Free Trade Agreement between Mercosur and the European Free Trade Association (the “EFTA”), composed of Iceland, Liechtenstein, Norway, and Switzerland. On June 17, 2026, the Senate also approved the PDL, which was forwarded for promulgation. The agreement eliminates tariffs on approximately 97% of bilateral trade in goods between Brazil and the EFTA, with gradual tariff reduction on an additional 1.2% via quotas and fixed preferences. On the EFTA side, 100% of import tariffs on industrial and fisheries products will be eliminated immediately upon entry into force, with free-trade access reaching nearly 99% of Brazilian export value when considering agricultural and industrial sectors combined. Brazil will also benefit from agricultural quotas offered by Switzerland, Liechtenstein, and Norway for beef, poultry, corn, corn flour, honey, and vegetable oils, among others. The agreement, divided into 16 chapters, also covers trade remedies, safeguards, technical and sanitary barriers, services, investments, intellectual property, government procurement, competition, sustainable development, and dispute settlement. The agreement will enter into force on the first day of the third month following notification of completion of internal procedures by at least one EFTA country and one Mercosur country.

On June 9, 2026, the Lower House approved PDL 571/2026, ratifying the Free Trade Agreement between Mercosur and the Republic of Singapore. On June 17, 2026, the Senate also approved the PDL, which was forwarded for promulgation and will enter into force after ratification by all Mercosur member states. Under the agreement, Singapore will grant immediate and full tariff exemption to all products exported by Mercosur, while Mercosur will progressively eliminate, over 15 years, tariffs on 95.8% of Singapore’s tariff lines (corresponding to 90.8% of the value currently imported from Singapore). Sensitive Mercosur products—including machinery, electrical appliances, plastics, and optical, photographic, and cinematographic instruments—are excluded from the commitment. The agreement also establishes commitments on services market access, investment protection and facilitation, and includes the first e-commerce chapter ever negotiated by Mercosur with an extra-regional partner. The Federal Government deposited its instrument of ratification with the Government of Paraguay on June 30, 2026, and President Lula signed Decree No. 13,081/2026 on July 27, 2026, promulgating the agreement, which entered into force for Brazil on August 1, 2026.

On June 10, 2026, the Senate’s CCJ approved PEC 65/2023, which grants full financial, budgetary, and administrative autonomy to Brazil’s Central Bank. The PEC reclassifies the Central Bank as a “public entity of special nature,” outside the federal budget framework, and allows it to retain seigniorage revenue (currently transferred to the National Treasury). The PEC now goes to the Senate floor, where it requires a three-fifths supermajority in two rounds of voting. If approved, the proposal must also be approved by the Lower House. As of the date hereof, it remains in the Senate to be deliberated.

On June 19, 2026, President Lula signed Decree 13,033/2026 mandating the blocking of financial resources of illegal betting operators. The Decree institutes a new framework, under which the Ministry of Finance’s Secretariat of Prizes and Bets will identify unauthorized operators, and banks/payment institutions must freeze their accounts within 24 hours. After due administrative process, the seized funds will be transferred to the National Public Security Fund.

On July 22, 2026, President Lula enacted Law No. 15,473/2026. The law amends the (FGE framework to authorize R$15 billion in subsidized financing under “Plano Brasil Soberano”. The credit lines, channeled through BNDES, target exporters affected by U.S. tariffs and geopolitical instability (industrial goods, agribusiness, fishing, minerals), covering working capital, equipment purchases, and compliance with international trade requirements.

Investigations on Organized Crime

On February 24, 2026, the Lower House approved Bill No. 5,582/2025. The Bill was enacted by President Lula on March 24, 2026 as Law No. 15,358/2026, establishing a Legal Framework for Combating Organized Crime. The Bill increases penalties for participation in criminal organizations or militias and imposes stricter prison rules on those convicted. The final version of the Bill did not include a tax on gambling, which had been proposed to create a dedicated fund to combat organized crime.

On May 12, 2026, President Lula launched the Brasil Contra o Crime Organizado program, backed by R$ 11 billion (R$ 1 billion from the federal budget and R$ 10 billion in credit lines from the National Bank for Economic and Social Development (“BNDES”, for its acronym in Portuguese) for states). The program is structured around four pillars: financial suffocation of criminal organizations, strengthening security in the prison system, improving homicide investigation capabilities, and combating arms and ammunition trafficking. On August 6, 2026, the Federal Government and the Inter-American Development Bank (IDB) signed a memorandum of understanding allocating up to R$4 billion in technical and financial support for the federal “Brasil Contra o Crime Organizado” program, covering homicide investigation, prison security, financial disruption of criminal networks, and arms trafficking.

On May 28, 2026, the U.S. government announced the designation of Comando Vermelho (“CV”) and Primeiro Comando da Capital (“PCC”) as Foreign Terrorist Organizations under Section 219 of the Immigration and Nationality Act. Secretary of State Marco Rubio stated that the two Brazilian groups “command thousands of members and have orchestrated brutal attacks against Brazilian police officers, public authorities, and civilians,” with illicit networks extending across the Americas.

On May 29, 2026, the Presidential Communications Secretariat published an official note reaffirming Brazil’s sovereignty and rejecting the U.S. designation of the CV and PCC as Foreign Terrorist Organizations. The Federal Government drew a distinction between the groups’ profit-driven criminal activity and ideologically motivated international terrorism, arguing that the designation framework is conceptually inapplicable. The note revealed that Brazil had submitted a cooperation proposal to the U.S. State Department on April 16, 2026, focused on intelligence-sharing, anti-money laundering, and arms trafficking interdiction. The Federal Government warned that the unilateral designation could weaken law enforcement cooperation, disrupt financial systems (including Pix), and endanger civilians.

2026 Elections

Brazil is scheduled to hold nationwide general elections on October 4, 2026, encompassing elections for the President and Vice President of the Republic, members of the National Congress, state governors and vice governors, and state legislative assemblies. If no candidate for president or governor obtains an absolute majority of the valid votes in the first round, a second-round runoff election will be conducted on October 25, 2026.

On February 26 and March 2, 2026, the TSE approved a total of fourteen normative resolutions governing the 2026 general elections, covering, among others, opinion polling, campaign finance and advertising, and voter transportation. The resolutions: confirm that voters must be 16 years old by October 4, 2026; permit campaign spending on personal security for female candidates facing threats; maintain the requirement that parties allocate 30% of resources to black candidates; and establish special transportation measures to facilitate voting by persons with disabilities. The court banned manipulated content involving candidates or public figures during the 72 hours before the elections and 24 hours after the vote, prohibited artificial intelligence (“AI”) systems from suggesting candidates to voters, and reaffirmed that providers may be held liable by the courts if fake profiles or illegal posts are not removed.

On May 12, 2026, STF Justice Kassio Nunes Marques was sworn in as President of the Superior Electoral Court (the “TSE”, for its acronym in Portuguese), replacing Justice Cármen Lúcia. Nunes Marques will preside over the October 2026 general elections, in which voters will choose the President, governors, senators, and federal/state/district deputies. In his inaugural address, Nunes Marques identified combating the illegal use of AI as the TSE’s top priority, stating that AI-generated content poses a threat to the democratic process. Justice André Mendonça assumed the vice presidency of the TSE.

On May 25, 2026, TSE President Nunes Marques, following his first meeting with all 27 regional electoral court (“TRE”, for its acronym in Portuguese) presidents, established a permanent commission to address the responsible use of AI in electoral campaigns. The commission will produce a national catalogue of solutions for digital illicit practices in elections within 90 days, with partnerships with universities specializing in digital forensics. Nunes Marques also ordered all TREs to create dedicated information security units within 30 days and announced upcoming meetings with political parties to reinforce compliance with campaign rules.

On July 1, 2026, the TSE confirmed entry into force of pre-election restrictions effective as of June 30, 2026. With the deadline closing, two central prohibitions took effect: radio and TV stations are barred from broadcasting programs hosted or commented on by pre-candidates (Art. 45, §1 of Law 9,504/1997, and Art. 43, §2 of TSE Resolution No. 23,610/2019), and public bodies at all three government levels must respect the legal cap on institutional advertising spending — limited to six times the monthly average committed over the prior three years. Non-compliance can result in fines for the broadcaster and, if the individual is later chosen as a candidate in a party convention, cancellation of their candidacy registration.

On July 30, 2026, the TSE announced seven changes to campaign donation rules under Resolution No. 23,752/2026. The changes modernize campaign fundraising and strengthen oversight: Pix donations no longer require an electoral receipt (donor identification remains mandatory), campaign bank accounts can now be opened digitally via electronic signature, traceability and transparency remain non-negotiable requirements, and cryptocurrency donations remain prohibited. The package also expands inclusion mechanisms for historically underrepresented groups and, for the first time, allows campaign spending earmarked for preventing political violence.

On July 31, 2026, the TSE detailed the start of election advertising and new rules against disinformation and AI use. General election advertising, including online, is only permitted starting August 16, 2026 with campaign web addresses required to be disclosed in the Candidacy Registration Request (RRC) or DRAP (or reported within 24 hours if created later). Free radio and TV airtime begins 35 days before the day-before-the-eve of the first round (i.e., 37 days before election day), with programming alternating by office on different days. The rules, consolidated under TSE Resolution No. 23,610/2019, as amended by Resolutions No. 23,732/2024 and No. 23,755/2026, reinforce measures against disinformation and formally regulate the use of artificial intelligence in campaigns, keeping transparency as the guiding principle of election advertising.

Project MIT

On April 10, 2026, Brazil and the United States announced a mutual cooperation agreement between Brazil’s Federal Tax Authority and the U.S. Customs and Border Protection (CBP) to combat transnational organized crime, with a focus on arms and narcotics trafficking. The initiative—named Project MIT (Mutual Interdiction Team)—establishes real-time, digital sharing of customs seizure data between the two countries, enabling rapid investigation of illicit cargo patterns, routes, and networks of smugglers. The agreement also includes the launch of DESARMA, the new Federal Tax Authority IT system for international tracking of weapons, munitions, and sensitive materials. The framework operationalizes commitments made by Presidents Lula and Trump during a bilateral call in December 2025 and was formally announced after a meeting of Brazilian and U.S. authorities at the Ministry of Finance.

Employment and Labor

Employment Levels

From February 1, 2026 through February 28, 2026, formal employment increased by 0.52%, with a net creation of 255,321 jobs in the period, compared to a 0.91% increase from February 1, 2025 through February 28, 2025, with a net creation of 431,995 jobs.

From June 1, 2026 through June 30, 2026, formal employment increased by 0.3%, with a net creation of 145,161 jobs in the period, compared to a 0.35% increase from June 1, 2025 through June 30, 2025, with a net creation of 166,621 jobs.

During the first quarter of 2026, the unemployment rate was 6.1%, a decrease of 0.9 percentage points compared to the same period ending in 2025.

During the second quarter of 2026, the unemployment rate was 5.4%, a decrease of 0.4 percentage points compared to the period ending on June 2025.

Wages

On April 15, 2026, the Federal Government sent the Budgetary Guidelines Bill for 2027 to the National Congress. It sets the projected minimum wage at R$1,717 for 2027, a nominal increase of 5.92% in relation to the monthly minimum wage of R$1,621 in 2026.

Social Security

As of February 28, 2026, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 4.35% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended February 28, 2026 increased by 2.16% when compared to the one-month period ended February 28, 2025 (in real terms).

As of June 30, 2026, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 8.0% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended June 30, 2026 increased by 2.66% when compared to the one-month period ended June 30, 2025 (in real terms).

Environment

On January 13, 2026, the Federal Government reported the results of the anti-illegal mining operations in the Yanomami Indigenous Territory. They consisted of 9,000 operations, with active mining area falling 98.77% (from 4,570 ha to 56.13 ha between 2024 and year end-2025), with route blockades and the disabling of 45 aircraft, 77 clandestine airstrips, and 762 camps. Joint actions (Federal Police, Armed Forces, ICMBio, Funai, among others) continue to consolidate the removal of participants in illegal mining activity.

On January 28, 2026, the third Eco Invest Brazil auction, focused on equity investments in green economy companies, reached a record demand of R$80 billion (R$24 billion in public funds). R$15 billion in public catalytic capital was approved, enabling approximately R$53 billion in private investments. Over R$11 billion will support startups and SMEs focused on sustainability and innovation. The program’s total mobilization potential now exceeds R$127 billion, indicating significant demand in ecological transition projects.

On February 10, 2026, the STF adopted a decision including new actions to curb deforestation in the Legal Amazon, an official geographic designation comprising several Brazilian states. The decision sets deadlines for the Office of the Comptroller General of the Union (CGU) to audit environmental sanctioning procedures, for the Institute of the Environment and Renewable Natural Resources (Ibama) to define objective criteria on administrative prescription and improve case-processing tools, for National Foundation of Indigenous People (Funai) to strengthen its institutional plan, and for the Federal Government to present an action plan for allocating undesignated federal lands.

On March 13, 2026, The Ministry of the Environment and Climate Change (MMA) instituted the National Plan for Urban Afforestation (PlaNAU, from its acronym in Portuguese). The strategy aims to expand green areas in cities, reduce urban heat islands, improve stormwater management and strengthen climate adaptation, with targets including raising the share of residents living near at least three trees from 45.5% to 65%, expanding urban vegetation cover by 360,000 hectares, and ensuring that all states and municipalities have urban-afforestation planning instruments by 2045.

On March 14, 2026, the Federal Government reported that since 2023 it allocated R$179 billion for ecological-transition projects through the National Climate Change Fund (Fundo Clima) and Eco Invest Brazil program. The Fund’s governing committee approved the 2026 annual allocation plan for Fundo Clima, with a R$27.5 billion budget — the largest in the program’s history — reinforcing federal financing capacity for mitigation, environmental recovery and climate change.

On March 16, 2026, the Federal Government launched the Climate Plan, which sets mitigation and adaptation strategies to guide public policy and broader societal action in response to the climate crisis. The plan targets a 59%–67% reduction in carbon dioxide emissions by 2035, relative to 2005 levels, as part of the path toward net-zero greenhouse-gas emissions by 2050.

From March 23 until March 29, 2026, Brazil hosted the 15th Conference of the Parties to the Convention on the Conservation of Migratory Species of Wild Animals (CMS COP15). The Conference was held in Campo Grande, in the state of Mato Grosso do Sul.

On May 19, 2026, the Ministry of Finance presented a preliminary proposal defining the sectors that will be required to report greenhouse gas emissions under the Brazilian Emissions Trading System, created by the carbon market law. The phased approach begins in 2027 with heavy industry, oil & gas, and aviation; expands in 2029 to mining, electricity, glass, food, and chemicals; and reaches road, waterway, and rail transport by 2031. Companies emitting over 10,000 tCO₂e/year must report; those above 25,000 tCO₂e may face emission caps and offset requirements. During the initial phase, only reporting is mandatory—no taxes or reduction targets apply.

On May 25, 2026, the 4th Eco Invest Brasil auction, focused on bioeconomy, sustainable tourism, and infrastructure in the Legal Amazon, mobilized R$ 13.2 billion in total investment commitments, of which R$ 9 billion is earmarked for the Amazon region. Eight financial institutions participated, with R$ 3.1 billion in catalytic public capital approved. The same day, the Federal Government launched the 5th Eco Invest Brasil auction targeting R$ 50 billion in innovation-focused investment across six strategic chains: green fertilizers, sustainable aviation fuel, AI-applied industrial automation, critical minerals beneficiation, battery/EV systems, and green chemistry.

On June 10, 2026, World Environment Day, President Lula signed a package of environmental measures: (i) decrees creating new conservation units and expanding existing parks, adding approximately 100,000 hectares of protected area in the Caatinga and Amazon biomes; (ii) the Caatinga National Recovery Policy Law, establishing a legal framework for restoring the only exclusively Brazilian biome; and (iii) a decree simplifying transfers from the National Environment Fund to states and municipalities for wildfire prevention and response.

On June 5, 2026, at the closing of Luxembourg’s International Climate Finance Days, Luxembourg’s Minister of Environment, Climate and Biodiversity, Serge Wilmes, announced a €50 million contribution to the Tropical Forest Investment Fund (TFIF) between 2026 and 2030, with the intention of maintaining a long-term annual contribution thereafter. Brazilian Foreign Minister Mauro Vieira, on behalf of the TFIF Transition Committee (co-chaired by Brazil and Norway), confirmed that the TFFF’s financial arm will be headquartered in Luxembourg, marking a decisive step in turning the initiative into a fully operational mechanism. Luxembourg joins Brazil, Norway, Germany, Indonesia, France, and the Minderoo Foundation among the fund’s backers.

On August 12, 2026, President Lula signed a decree regulating the National Sustainable Aviation Fuel Program, setting rules for SAF production, certification, and trading, and creating the Sustainability Certificate (CS-SAF) under a “book-and-claim” model. Airlines must gradually cut greenhouse gas emissions starting at 1% in 2027, rising over the following years.

On August 12, 2026, the Supreme Court ruled by majority that the voluntary Soy Moratorium (barring purchase of soy from post-2008 Amazon deforestation) is constitutional, ordering the dismissal of pending lawsuits challenging it, while also validating Mato Grosso and Rondônia state laws that strip tax incentives from companies participating in similar environmental agreements.

Ecological Transformation Plan

The Brazilian Greenhouse Gas Emissions Trading System (Sistema Brasileiro de Comércio de Emissões de Gases de Efeito Estufa or SBCE, for its acronym in Portuguese) was instituted by Law No. 15,042/2024 as part of the Ecological Transformation Plan. The implementation of the SBCE will occur in five phases. As of September 2025, the SBCE is in its first phase of implementation, focused on establishing a regulatory framework, including the creation of a managing authority and the definition of the sectors subject to regulation. Phase I is expected to be concluded between 2025 and 2026, and the SBCE is expected to be fully implemented between 2028 and 2029. In order to foster the SBCE, Law No. 15,042/2024 granted tax benefits for carbon market transactions by exempting revenues arising from such transactions from certain federal taxes and allowing that eligible expenditures are deducted from taxable earnings by certain taxpayers.

See “The Federative Republic of Brazil—Ecological Transformation Plan” for more information.

Critical Minerals

On January 21, 2026, the Ministry of Mines and Energy initiated the development of the National Rare Earth Strategy, aimed at defining guidelines, targets, and policy instruments aligned with industrial, environmental, and energy transition objectives.

Also in January 2026, Brazil held a strategic round of engagements with European Union representatives to strengthen cooperation on strategic minerals.

On March 3, 2026, the Ministry of Mines and Energy published “Brazil’s Critical Minerals: A Guide for Foreign Investors” with the aim of attracting foreign investment in critical minerals. The Guide aimed to present a framework that regulates the mineral sector, including procedures for obtaining mineral rights and environmental licensing.

On April 17, 2026, during President Lula’s state visit to Barcelona, Brazil and Spain signed a Memorandum of Understanding on critical minerals cooperation—Brazil’s third such bilateral agreement (after India and South Korea in February 2026). The Memorandum covers the full value chain: exploration, R&D, mining, refining, recycling, and magnet manufacturing, with emphasis on in-country value addition, traceability, and AI-assisted geological analysis.

On April 20, 2026, during President Lula’s official visit to Hannover, Brazil and Germany signed a joint declaration of intent to expand scientific and technological cooperation across the critical minerals value chain. The agreement, between Ministry of Science, Technology and Innovation (MCTI) and Germany’s Federal Ministry of Research, Technology and Space, covers joint R&D projects, researcher exchange, SME innovation support, and environmentally responsible mining practices.

On May 6, 2026, the Lower House approved bill No. 2780/24, establishing the National Policy on Critical and Strategic Minerals. The key provisions provide for: (i) creation of a R$ 5 billion Mining Activity Guarantee Fund, with R$ 2 billion from the Federal Government; (ii) a Special Council linked to the Presidency with authority to define which minerals qualify as critical/strategic and to approve changes in corporate control of miners operating in critical mineral areas; (iii) up to R$ 5 billion in tax incentives from 2030 via the Federal Program for Beneficiation and Transformation of Critical Minerals; and (iv) priority environmental licensing for critical mineral projects. The bill was sent to the Senate, where it is still under consideration as of June 19, 2026.

THE BRAZILIAN ECONOMY

Macroeconomic Overview

Between 2017 and 2025, Brazil implemented a series of structural reforms. These reforms began in 2017 with the labor reform (Law No. 13,467), followed by the pension reform approved in 2019 (Constitutional Amendment No. 103). In 2020, a new legal framework for the water and sanitation sector was enacted (Law No. 14,026). In subsequent years, additional reforms were introduced, including the Central Bank independence law and a new legal framework for railways in 2021. In 2023, a new fiscal framework was established, alongside broad tax reform. More recently, measures related to the creation of a regulated carbon market were advanced in 2024. In 2025, reforms focused on income taxation and the reduction of tax benefits.

Economy in 2026

Industrial Policy Plan – Nova Indústria Brasil

On January 6, 2026, the Federal Government announced that the Nova Indústria Brasil policy, structured around six strategic missions, consolidated Brazil’s recovery in industrial investment, innovation, and employment in 2025. The Plano Mais Produção (NIB’s financing arm) reached R$643.3 billion, with R$588.4 billion allocated between 2023–2025 to 406,000 projects across all regions, supporting factories, modernizing equipment, and fostering new technologies. Programs like Mais Inovação (R$108 billion contracted, R$60 billion disbursed) and Crédito Indústria 4.0 (R$12 billion for machinery) boosted productivity by 28% and energy efficiency by 19% across 67,500 small and medium-sized businesses. Another key measure, accelerated depreciation of capital goods, used R$1.7 billion in tax incentives to unlock R$4.7 billion in private investment across 24 industrial sectors. Brazil also attracted major industrial investments: Chinese automaker GWM opened a hybrid/electric vehicle plant in São Paulo, and BYD began production in Bahia, reinforcing Brazil’s role in the green industrial transition.

On January 8, 2026, Vice President and Minister Geraldo Alckmin announced a federal program to renew Brazil’s truck fleet, offering R$10 billion in low-interest credit for self-employed truck drivers, cooperatives, and logistics companies. The financing, operated by BNDES, requires vehicles to be locally manufactured and meet sustainability standards, aligning with the goals of the Nova Indústria Brasil (NIB) to strengthen domestic supply chains and promote green industry. The initiative aims to replace older trucks with newer, safer, and more efficient models, reducing pollution and stimulating job creation in the logistics and automotive sectors.

On February 3, 2026, the Federal Government reported that, in its first month, Mover Brasil, a program aimed at green mobility, had secured R$1.3 billion in financing approved by BNDES for truck fleet renewal, supporting the purchase of new BNDES-accredited trucks and used vehicles manufactured from 2012 onward that comply with Proconve 7 environmental standards. The Federal Government also stated that the program had already reached beneficiaries in 532 municipalities through 1,152 operations in January 2026 alone, with an average transaction size of R$1.1 million, under a broader R$10 billion credit line funded by R$6 billion from the National Treasury and R$4 billion raised by BNDES.

On February 26, 2026, the National Monetary Council (the “CMN”, for its acronym in Portuguese) authorized the state-owned postal company, Correios, to contract an additional R$8 billion in loans, allowing the company to complete a R$20 billion financing plan following a previously approved R$12 billion transaction. Both loans carry a federal guarantee, with the National Treasury covering potential defaults. To accommodate the new borrowing, the CMN created a specific sublimit for Correios and raised the total 2026 credit ceiling for public entities from R$15.625 billion to R$23.625 billion. According to the Ministry of Finance, the broader reallocation of credit limits was intended to prioritize financing for the New Growth Acceleration Program (Novo PAC) and public-private-partnership projects.

On February 27, 2026, the Federal Government announced that BNDES would allocate an additional R$70 billion to Nova Indústria Brasil by the end of 2026, bringing total support to R$370 billion over four years after the bank had already reached its R$300 billion target in December 2025. According to the Federal Government, since 2023, BNDES resources had been allocated across the Nova Indústria Brasil’s six missions, including R$84.6 billion for the digital transformation of industry, R$76.9 billion for sustainable and digital agro-industrial chains, and R$63.1 billion for sustainable infrastructure, sanitation, housing, and mobility.

On March 7, 2026, BNDES announced that approvals under its truck fleet renewal line had reached R$5 billion, equivalent to 50% of the program’s R$10 billion budget. According to the bank, R$4.2 billion had already been contracted and R$2.8 billion disbursed, with 4,620 operations serving self-employed truckers, cooperatives, and cargo transport companies in 1,127 municipalities nationwide. Most approvals were directed to new trucks for fleet operators, while R$110 million went to self-employed drivers. Of the available resources, R$1 billion is reserved exclusively for autonomous carriers.

See “The Brazilian Economy—Economy in 2025” for more information.

Gross Domestic Product

In 2021, international trade (exports plus imports) reached 38% of GDP and increased further to 39% in 2022. In 2023, the ratio declined to 34%, followed by an increase to 36% in 2024. In 2025, international trade accounted for 35% of GDP. Despite the increased share of international trade in GDP, domestic demand remained the main component of economic activity. Household consumption represented 63% of GDP, government consumption accounted for 19%, and investment corresponded to 17%. On the external side, exports represented 18% of GDP, while imports accounted for 17%.

In the first quarter of 2026, GDP increased by 1.1% compared to the previous quarter. This result was mainly driven by agriculture (2.0%), followed by industry (1.0%) and services (0.5%). In the first quarter of 2026, GDP grew by 1.8% in relation to the first quarter of 2025, reflecting increases of 0.7% in agricultural output, 1.6% in industry, and 2.1% in services compared to the first quarter of 2025. On a 12-month accumulated basis ending March 31, 2026, GDP grew by 2.0%. This rate reflected increases of 2.0% in value added at basic prices and 1.4% in net taxes on production. The increase in value added occurred due to the following sectoral growth rates: agriculture (7.5%), industry (1.3%), and services (1.8%).

On July 17, 2026, the Central Bank published its Economic Activity Index (Índice de Atividade Econômica do Banco Central or IBC-Br, for its acronym in Portuguese) for May 2026, which registered a 0.1 percentage point growth compared to April 2026. The IBC-Br is generally considered a preview of the GDP.

Principal Sectors of the Economy

Public Utilities

Electricity prices are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL, for its acronym in Portuguese) following a tariff flag system for electricity generation. The green, yellow, or red flags (levels 1 and 2) indicate whether energy will cost more or less depending on the generation conditions. The green flag corresponds to regular tariff price charged under regular hydrological conditions, and the yellow and red flags result in additional charges on top of regular tariffs, in case of moderate or severe water scarcity conditions.

In January 2026, the green flag tariff was activated due to significantly improved rainfall and favorable energy generation conditions at the peak of the rainy season, meaning no additional charges were imposed on electricity bills. In February 2026, the green tariff flag was maintained due to favorable conditions for electricity generation, particularly the satisfactory water reservoir levels at hydroelectric plants. In March 2026, the tariff flag remained green because energy generation conditions were favorable, mainly due to increased rainfall in February, which raised the water levels in hydroelectric reservoirs. In April 2026, ANEEL maintained the green tariff flag for a fourth consecutive month, as rainfall volumes observed in March kept hydroelectric reservoir levels at satisfactory levels, avoiding the need for more intensive—and costlier—thermoelectric dispatch. In May 2026, ANEEL activated the yellow tariff flag, ending the four-month green streak. The shift reflected the transition from the wet to the dry season, with below-average rainfall in hydroelectric reservoir regions leading to reduced hydroelectric generation and increased thermoelectric dispatch. Consumers faced an additional charge of R$1.885 per 100 kWh consumed. In June 2026, the yellow tariff flag was maintained as Brazil entered its dry season, with continued lower hydroelectric generation and sustained thermoelectric activation. The additional charge remained at R$1.885 per 100 kWh consumed. In July 2026, the electricity bills will continue carrying a surcharge of R$1.885 per 100 kWh consumed. The yellow flag has been active since May 2026, reflecting less favorable generation conditions during the dry season (lower hydroelectric reservoir levels and the need to dispatch from more expensive thermoelectric plants). In August 2026, ANEEL maintained the yellow flag tariff, with the same R$1.885 surcharge per 100 kWh and the same unfavorable energy generation conditions as in July 2026. For more information on the flag tariffs, see “The Brazilian Economy—Principal Sectors of the Economy.”

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On January 28, 2026, the Comitê de Política Monetária (“COPOM”, for its acronym in Portuguese) met for the first time in 2026 and kept the Selic interest rate at 15.00% for the fifth consecutive time.

On March 18, 2026, the COPOM reduced the Selic policy rate to 14.75% per year, citing signs of moderation in domestic economic activity, resilient labor-market conditions, and inflation still above target. The statement also highlighted greater external uncertainty due to escalating geopolitical conflicts in the Middle East and said future monetary-policy adjustments will depend on incoming information about the duration and effects of those shocks on inflation.

On April 29, 2026, the COPOM lowered the Selic policy rate to 14.50% per year, noting that moderate economic activity continued as expected. It also stated that future steps would be determined over time as new information on the duration and macroeconomic effects of the ongoing Middle East conflict is made available.

On June 17, 2026, the COPOM reduced the Selic policy rate again, from 14.50% to 14.25% per year, the third straight cut in the easing cycle started in March 2026. The COPOM emphasized continued caution amid Middle East conflict uncertainties and the upward drift of inflation expectations beyond the 4.5% upper band.

On August 5, 2026, the COPOM reduced the Selic policy rate again, from 14.25% to 14.00% per year, the fourth straight cut in the easing cycle started in March 2026. The COPOM noted that the current scenario, marked by uncertainty surrounding the Middle East conflict, uncertainty around monetary policy in advanced economies, and de-anchored inflation expectations requires a more cautious approach in the conduct of monetary policy.

Inflation

In March 2026, domestic inflation (measured by the IPCA) increased to 0.88%, 0.18 percentage points above the inflation rate for February 2026 (0.7%). With respect to the 12-month period ending March 31, 2026, the inflation index increased to 4.14%, compared to 3.81% for the 12-month period ending February 28, 2026.

COPOM publishes certain inflation projections based on different hypothetical scenarios in the COPOM Statements. In the December 2025 statement, the reference scenario, which assumes the Selic rate of the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank) and an exchange rate starting at R$5.35/US$1.00 and evolving according to the purchasing power parity (PPP), inflation projections stood at 4.4% for 2025 and 3.5% for 2026.

In the January 2026 statement, the reference scenario, which assumes the Selic rate of the Focus survey and an exchange rate starting at R$5.35/US$1.00 and evolving according to the purchasing power parity (PPP), inflation projections stood at 3.4% for 2026 and 3.2% for 2027.

In the March 2026 statement, the reference scenario, which assumes the Selic rate of the Focus survey and an exchange rate starting at R$5.20/US$1.00 and evolving according to the purchasing power parity (PPP), inflation projections stood at 3.9% for 2026 and 3.3% for 2027.

In the June 2026 statement, the reference scenario, which assumes the Selic rate of the Focus survey and an exchange rate starting at R$5.10/U.S.$1.00 and evolving according to the purchasing power parity, inflation projections stood at 5.2% for 2026 and 3.7% for 2027.

In March 2026, domestic inflation (measured by the IPCA) increased to 0.88%, 0.18 percentage points above the inflation rate for February 2026 (0.7%). With respect to the 12-month period ending March 31, 2026, the inflation index increased to 4.14%, compared to 3.81% for the 12-month period ending February 28, 2026.

In May 2026, domestic inflation (measured by the IPCA) decreased to 0.58%, 0.09 percentage points below the inflation rate for April 2026 (0.67%). With respect to the 12-month period ending May 31, 2026, the inflation index increased to 4.72%, compared to 4.39% for the 12-month period ending April 30, 2026.

On June 2026, domestic inflation (measured by the IPCA) decreased to 0.16%, 0.42 percentage points below the inflation rate for May 2026 (0.58%). With respect to the 12-month period ending June 30, 2026, the inflation index decreased to 4.64%, compared to 4.72% for the 12-month period ending May 31, 2026.

On July 2026, domestic inflation (measured by the IPCA) decreased to 0.07%, 0.09 percentage points below the inflation rate for June 2026 (0.16%). With respect to the 12-month period ending July 31, 2026, the inflation index decreased to 4.44%, compared to 4.64% for the 12-month period ending June 30, 2026.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate decreased from a R$5.18/U.S.$1.00 monthly average in June 2026 to a R$5.08/U.S.$1.00 monthly average in July 2026, a 1.9% appreciation of the Real.

Financial Institutions

Banco Master

On January 21, 2026, the Central Bank decreed the extrajudicial liquidation of Will Financeira S.A. Crédito, Financiamento e Investimento (“Will Financeira”), controlled by Banco Master Múltiplo S.A., which had been operating under the Temporary Special Administration Regime. At the time of the decree of extrajudicial liquidation of Banco Master S.A., it was deemed appropriate and in the public interest to impose the RAET on Banco Master Múltiplo S.A, given the possibility of a solution that would preserve the operation of its subsidiary Will Financeira. However, this solution proved not feasible, as on January 19, 2026, Will Financeira failed to comply with the payment schedule under the Mastercard payment arrangement (Mastercard Brasil Soluções de Pagamentos Ltda.) and was consequently blocked from participating in this arrangement. As a result, the Central Bank decreed the extrajudicial liquidation of Will Financeira, due to its economic and financial situation, its insolvency, and the link evidenced by the exercise of control by Banco Master S.A., already under extrajudicial liquidation.

The Central Bank has stated that it will continue to take appropriate measures to determine responsibilities in accordance with its legal powers. The results of the investigations may lead to the application of administrative sanctions and communications to the competent authorities, in accordance with the applicable legal provisions.

Under applicable law, the assets of the controllers and former administrators of the institution subject to the liquidation decree are unavailable.

On February 18, 2026, the Central Bank decreed the extrajudicial liquidation of Banco Pleno S.A., extending the special regime to Pleno Distribuidora Títulos e Valores Mobiliários S.A., entities that are part of the Pleno prudential conglomerate. It is a small conglomerate classified in segment S4 of prudential regulation, with Banco Pleno as its leading institution. The conglomerate holds 0.04% of total assets and 0.05% of total funding in the National Financial System (the “SFN”, for its acronym in Portuguese).

On February 19, 2026, Justice André Mendonça authorized the Federal Police to resume expert examinations and other ordinary investigative steps in the Banco Master case, including witness and suspect depositions. The decision also allowed internal sharing of investigative material within the police to accelerate the forensic work, while keeping the case under seal.

On March 4, 2026, Justice André Mendonça, acting on a Federal Police request, adopted precautionary measures, including the preventive arrest of Daniel Vorcaro, Fabiano Zettel, Luiz Phillipi Machado de Moraes Mourão and Marilson Roseno da Silva, in connection with the Banco Master investigation. On March 13, 2026, the STF’s Second Panel formed a majority to confirm Justice André Mendonça’s decision in the Banco Master case. The STF said the ruling keeps the preventive arrest of the remaining investigated parties, as well as the suspension of the activities of the companies involved and other precautionary measures imposed in the case.

On March 17, 2026, the Central Bank converted Banco Master Múltiplo S.A.’s RAET into an extrajudicial liquidation. The Central Bank said the temporary administration regime, imposed on November 18, 2025, had been used in an attempt to preserve the continuity of a subsidiary, Will Financeira. With the conversion to an extrajudicial liquidation, there were no longer any grounds to continue the RAET.

On March 18, 2026, Justice André Mendonça granted the Federal Police an additional 60 days to conclude the investigation into alleged fraud involving Banco Master. The extension was granted at the request of the police, who argued that more time was necessary to clarify the facts under investigation.

On March 27, 2026, the Central Bank decreed the extrajudicial liquidation of three institutions of the Entrepay conglomerate: Entrepay Instituição de Pagamento (the conglomerate leader), and, by extension, Acqio Adquirência Instituição de Pagamento and Octa Sociedade de Crédito Direto. According to the Central Bank, the conglomerate held approximately 0.009% of total SFN assets as of December 2025. The Central Bank stated that the liquidation was motivated by the compromised economic-financial situation of the conglomerate leader, infringement of applicable norms, and losses posing abnormal risk to creditors.

Banco Master’s Liquidation Effects

In a November 18, 2025, the Central Bank press release, the Master conglomerate was classified as a small, S3-segment prudential institution holding only 0.57% of the National Financial System’s total assets and 0.55% of its total funding. Both the meeting minutes from the 63rd meeting of the Financial Stability Committee (“Comef”) minutes and the May 2026 Financial Stability Report concluded that the liquidation posed no systemic risk: the Credit Guarantee Fund (Fundo Garantidor de Crédito or FGC, for its acronym in Portuguese) deposit-guarantee mechanisms were activated as institutionally designed, reimbursed creditors migrated funds mainly to larger, more systemically relevant banks (Segments S1/S2), and the episode caused no material effect on FGC-guaranteed funding rates or depositor confidence in the National Financial System, which remains comfortably capitalized and liquid, with stress tests confirming banking-system robustness.

In terms of fiscal impact, the official regulatory framework governing the FGC (Resolution CMN nº 4.222/2013 and subsequent amendments) confirms there is no direct fiscal exposure for the Federal Government: the fund is financed exclusively through mandatory monthly contributions from member financial institutions, meaning creditor reimbursement costs were structurally absorbed by the banking sector. In response to the resulting drawdown on FGC reserves, the BCB tightened prudential rules on May 29, 2026 (Resolution BCB nº 572, based on Resolution CMN nº 5.295/2026), requiring institutions with elevated FGC-covered funding risk to allocate a portion of resources into Federal Government securities.

BNDES

On March 31, 2026, the Central Bank announced that the long-term interest rate, used for loans granted by BNDES prior to December 31, 2017, would decrease to 9.13% per annum for the second quarter of 2026.

For April 2026, the long-term rate applicable for loans granted by BNDES from January 1, 2018 onward, increased to IPCA plus 7.80% per annum.

For more information on the TJLP and the TLP interest rates, see “The Brazilian Economy–The Financial System–Financial Institutions.”

Banking Supervision

Loan Loss Reserves

As of February 28, 2026, the percentage of 90 days past due loans in the Brazilian national financial system stood at 2.95%, a decrease of 1.30 percentage points compared to January 2026 (4.25%). As of February 28, 2026, in the non-earmarked segment, 90 days past due loans reached 3.87% of the portfolio, a 1.67 percentage point decrease compared to January 2026. As of February 2026, in the non-earmarked corporate segment, 90 days past due loans reached 2.73% in the month, while in the non-earmarked household segment, 90 days past due loans reached 4.78% of the portfolio.

As of April 30, 2026, the percentage of loans past due for 90 days in the Brazilian national financial system stood at 4.64%, an increase of 0.11 percentage points compared to March 2026 (4.53%). As of April 30, 2026, in the non-earmarked segment, loans past due for 90 days reached 6.08% of the portfolio, a 0.12 percentage point increase compared to March 2026 (5.96%). As of April 2026, in the non-earmarked corporate segment, loans past due for 90 days reached 3.15%, while in the non-earmarked household segment, loans past due for 90 days reached 5.51% of the portfolio.

As of June 30, 2026, the percentage of loans past due for 90 days in the Brazilian national financial system stood at 4.68%, a decrease of 0.06 percentage points compared to May 2026 (4.74%). As of June 30, 2026, in the non-earmarked segment, loans past due for 90 days reached 6.22% of the portfolio, a 0.01 percentage point decrease compared to May 2026 (6.23%). As of June 2026, in the non-earmarked corporate segment, loans past due for 90 days reached 3.19%, while in the non-earmarked household segment, loans past due for 90 days reached 5.57% of the portfolio.

BALANCE OF PAYMENTS

As of February 28, 2026, international reserves totaled US$371.1 billion, up from US$332.5 billion as of February 28, 2025.

For the 12-month period ended April 30, 2026, the current account registered a deficit of U.S.$64.33 billion (2.66% of GDP). For the same period, the capital account registered a deficit of approximately U.S.$189.3 million, the financial account registered a deficit of U.S.$60.36 billion, and foreign direct investment amounted to U.S.$79.20 billion (3.28% of GDP).

As of May 31, 2026, international reserves totaled U.S.$371.1 billion, up from U.S.$341.5 billion as of May 31, 2025.

For the 12-month period ended June 30, 2026, the current account registered a deficit of U.S.$61.35 billion (2.46% of GDP). For the same period, the capital account registered a deficit of approximately U.S.$209 million, the financial account registered a deficit of U.S.$63.05 billion, and foreign direct investment amounted to U.S.$89.32 billion (3.58% of GDP).

As of June 30, 2026, international reserves totaled U.S.$367.6 billion, up from U.S.$344.4 billion as of June 30, 2025.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2022 through 2025 and the budgeted amounts for 2026:

Table No. 2

Primary Balance of the Central Government(1)

(in billions of Reais)

	2022(5)	2023(5)	2024(5)	2025(5)	2026 Budget(6)
1 - Total Revenues	2,689.9	2,616.1	2,852.8	2,943.6	3,198.1
1.1 - RFB Revenues(2)	1,617.7	1,600.8	1,800.5	1,887.2	2,041.0
1.2 - Fiscal Incentives	(0.1)	(0.1)	0.0	(0.0)	(0.0)
1.3 - Social Security Net Revenues	622.2	658.1	682.1	719.1	793.2
1.4 - Non-RFB Revenues	450.1	357.3	370.2	337.3	363.9
2 - Transfers by Sharing Revenue	531.4	502.4	551.1	577.7	607.5
3 - Total Net Revenue	2,158.4	2,113.7	2,301.7	2,366.0	2,590.6
4 - Total Expenditures	2,102.0	2,363.7	2,347.5	2,426.5	2,613.9
4.1 - Social Security Benefits	925.7	998.4	999.7	1,041.1	1,122.4
4.2 - Personnel and Social Charges	392.7	403.8	391.0	407.9	456.9
4.3 - Other Mandatory Expenditures	353.0	396.1	382.0	396.0	421.0
4.4 - Discretionary expenditures - Executive branch	430.7	565.5	574.8	581.5	613.7
5 - Primary Balance(3)	56.4	(250.1)	(45.8)	(60.6)	(23.3)
6 - Methodological Adjustment	9.6	(36.1)	(0.4)	1.1	—

7 - Statistical Discrepancy	0.4	(3.5)	(2.2)	1.9	—
8 - Central Government Primary Balance(4)	66.3	(289.7)	(48.4)	(57.6)	(23.3)
9 - Nominal Interest	(582.4)	(682.9)	(909.7)	(902.5)	(1,018.4)
10 - Central Government Nominal Balance(4)	(516.0)	(972.6)	(958.1)	(960.1)	(1,041.7)

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (“RFB”, for its acronym in Portuguese).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Numbers from 2022 to 2025 were adjusted according to inflation through December 2025.
(6)

Represents the most recent assumptions for 2026 from the March 2026 Assessment of Primary Revenues and Expenditures Report. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and National Treasury

The table below sets forth the expenditures of the Federal Government by function for 2022 through 2025 and the budgeted amounts for 2026. The figures in the table below are not directly comparable to those set forth in Table No. 2 above, entitled “Primary Balance of the Central Government”, because the expenditures set forth in Table No. 2 were calculated in accordance with the International Monetary Fund (“IMF”) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 3 below).

Table No. 3

Federal Government Expenditures by Function

(in millions of Reais)

	2022	2023	2024	2025	2026 Budget(1)
Legislative	6,633.8	7,365.9	8,179.0	9,087.5	11,849.9
Judiciary	34,872.3	37,498.9	42,933.2	45,122.8	55,477.5
Essential to Justice	7,091.9	7,997.3	8,608.0	9,214.8	14,145.8
Administration and Planning	23,632.6	24,683.6	24,607.9	29,386.6	38,447.6
National Defense	81,277.2	82,384.2	87,214.8	91,610.8	103,797.7
Public Security	10,981.9	12,396.6	16,048.9	13,893.1	19,761.0
Foreign Affairs	3,725.9	3,735.1	4,617.6	4,494.9	5,007.1
Social Assistance	196,869.6	265,421.4	283,135.5	289,214.7	294,081.0
Social Security	894,750.2	973,468.9	1,046,816.0	1,101,481.5	1,195,674.9
Health	136,174.1	160,708.5	194,760.7	217,074.1	252,197.0
Labor	92,364.2	95,331.6	108,934.1	115,796.5	122,917.6
Education	104,466.7	125,343.3	132,550.5	156,969.4	212,402.1
Culture	591.4	2,287.3	2,017.3	2,335.4	3,383.7
Citizenship Rights	662.3	792.2	1,231.3	1,354.0	2,906.7
Urban Planning	1,407.0	1,194.4	1,686.2	1,922.9	11,864.3
Housing	2.6	0.0	13.5	424.9	907.2
Sanitation	316.9	150.0	249.6	260.5	1,311.7
Environmental Management	2,851.6	3,826.5	14,151.9	20,109.8	48,765.6
Science and Technology	8,111.6	12,482.2	14,758.9	19,213.2	21,876.7
Agriculture	21,496.4	21,063.5	20,355.5	40,467.1	36,439.2
Agricultural Organization	1,403.2	2,493.7	2,612.5	4,104.4	5,554.6
Industry	1,560.2	1,838.3	1,928.4	2,151.9	2,815.8
Commerce and Services	1,574.5	2,084.6	3,030.0	1,599.1	7,285.3
Communications	3,023.8	2,371.2	2,266.4	2,390.1	3,665.7

Energy	1,241.1	1,019.4	988.8	1,153.2	1,878.7
Transportation	7,625.9	12,739.4	14,897.7	12,970.2	18,460.4
Sports and Leisure	293.0	350.7	267.7	525.0	1,930.3
Special Charges(2)	1,030,754.8	1,091,106.2	1,397,525.9	1,511,091.8	3,793,252.8
Contingency Reserve(3)	—	—	—		56,660.8
Subtotal	2,675,756.7	2,952,134.8	3,436,387.6	3,705,420.4	6,344,718.5
Refinancing Charges	1,425,069.6	1,467,362.8	1,273,811.6	1,417,638.4	—
Total	4,100,826.2	4,419,497.6	4,710,199.2	5,123,058.7	6,344,718.5

Note: Numbers may not total due to rounding.

(1)

Represents the most recent assumptions for 2026 from the 2026 Annual Budget Law ( “LOA”, for its acronym in Portuguese). There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)	The Contingency Reserve is outlined in the LOA and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: National Treasury.

2026 Annual Budget

On January 14, 2026, President Lula enacted 2026 LOA with estimates of R$34.3 billion surplus after deductions, complying with the neutral primary balance target set in the 2026 LDO and the spending limits set by the new fiscal framework established by LC No. 200/2023.

The Assessment of Primary Revenues and Expenditures Report for May and June 2026, published in July 2026, indicated an increase of R$3.0 billion in the Federal Government’s net primary revenue projection for 2026 compared to the projection assessed in the Budget Law 2026. Primary expenditure estimates increased by R$32.1 billion for 2026. The estimated primary result for 2026, considering deductions, decreased by R$24.16 billion.

The table below sets forth the most recent assumptions for the 2026 Annual Budget, estimated in the May 2026 Assessment of Primary Revenues and Expenditures Report. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 4

Principal 2026 Budget Assumptions

July 2026 Assessment of Primary Revenues and Expenditures Report

	As of May 27, 2026
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	13,682.98
Real GDP Growth		2.27%
Inflation
Domestic Inflation (IPCA)		5.08%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica)

2027 Budgetary Guidelines Bill

The 2027 Budgetary Guidelines Bill (the “2027 PLDO”, for its acronym in Portuguese) was sent to the National Congress on April 15, 2026. The bill forecasts a R$7.99 billion surplus (0.05% of GDP) for the central government in 2027, a R$97.14 billion surplus (0.62% of GDP) in 2028, a R$157.49 billion surplus (0.93% of GDP) in 2029, and a R$228.62 billion surplus (1.26% of GDP) in 2030. However, judicial decisions, as provided for in paragraph 21 of Article 165 of the Constitution, Complementary Law 221/2025, and Complementary Law 223/2025, allow for the deduction from the fiscal target of R$65.66 billion in 2027, R$ 60.12 billion in 2028, R$ 53.60 billion in 2029 and R$ 43.56 billion in 2030. Considering these deductions, fiscal results for the central government are expected to present a surplus of R$73.65 billion (0.5% of GDP) in 2027, R$157.26 billion (1.0% of GDP) in 2028, R$211.09 billion (1.25% of GDP) in 2029 and R$ 272.18 billion (1.5% of GDP) in 2030.

The table below sets forth the assumptions that were considered under the 2027 PLDO, estimated when the 2027 PLDO was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 5

Principal 2027 Budget Assumptions

2027 Budgetary Guidelines Bill

	As of April 15, 2026
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	14,643.20
Real GDP Growth		2.60%
Inflation
Domestic Inflation (IPCA)		3.04%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

The 2027 PLDO also activates the automatic fiscal triggers enacted in 2024, following the 2025 primary deficit. Key measures include: (i) personnel spending growth capped at 0.6% above inflation (functioning as a sub-ceiling within the broader expenditure framework); (ii) prohibition on creating, expanding, or extending tax expenditures while the deficit persists; (iii) restrictions on new hiring and salary adjustments. The Federal Government projects personnel spending growth to decelerate from an average of 6.1% per year (2023–2026) to 4.2% in 2027, 3.8% in 2028, and 3.6% in 2029–2030 due to a restructuring of public service costs. These fiscal triggers will be applicable regardless of who wins the October 2026 election.

Fiscal Balance

In February 2026, the consolidated public sector registered a primary deficit of R$16.4 billion, compared to a deficit of R$19.0 billion in February 2025. For the 12-month period ended February 28, 2026, the consolidated public sector registered an accumulated primary deficit of R$52.8 billion (0.41% of GDP), compared to a primary deficit of R$15.9 billion (0.13% of GDP) in the 12-month period ended February 28, 2025. For the 12-month period that ended on February 2026, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$1,089.6 billion (8.48% of GDP), compared to a nominal deficit of R$939.8 billion (7.91% of GDP) in the 12-month period ended February 28, 2025.

In February 2026, the Brazilian Social Security System registered a deficit of R$22.43 billion, 5.85% lower (in real terms) than the deficit registered in February 2025. For the 12-month period ended February 28, 2026, the deficit of the Brazilian Social Security System totaled R$324.12 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended February 28, 2026 was R$321.04 billion.

In March 2026, the Federal Government published its 1st Bimonthly Assessment of Primary Revenues and Expenditures Report. In this report, the Federal Government announced a R$1.6 billion spending block (bloqueio de gastos).

In April 2026, the consolidated public sector registered a primary surplus of R$24.6 billion, compared to a surplus of R$14.2 billion in April 2025. For the 12-month period ended April 30, 2026, the consolidated public sector registered an accumulated primary deficit of R$126.6 billion (0.97% of GDP), compared to a primary deficit of R$6.0 billion (0.05% of GDP) in the 12-month period ended April 30, 2025. For the 12-month period that ended on April 2026, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$1,222.1 billion (9.41% of GDP), compared to a nominal deficit of R$934.4 billion (7.7% of GDP) in the 12-month period ended April 30, 2025.

In April 2026, the Brazilian Social Security System registered a deficit of R$33.09 billion, 2.83% lower (in real terms) than the deficit registered in April 2025. For the 12-month period ended April 30, 2026, the deficit of the Brazilian Social Security System totaled R$353.53 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended April 30, 2026 reached R$344.25 billion.

In May 2026, the Federal Government published its 2nd Bimonthly Assessment of Primary Revenues and Expenditures Report. In this report, the Federal Government announced a R$22.1 billion spending block (bloqueio de gastos).

Golden Rule

Based on the most recent Assessment of Primary Revenues and Expenditures Report, published on July 27, 2026, a deficit under the Golden Rule is expected for 2026 in the aggregate amount of R$180.6 billion. The materialization of this scenario by the end of the 2026 fiscal year depends on the approval of supplementary credit by an absolute majority in the National Congress. The scenario may change depending on the financial execution performance and/or the availability of other sources of funding for debt payment.

See “Public Debt—Golden Rule” for more information about the Golden Rule.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of February 28, 2026, the DLSP was R$8,420.42 billion (65.5% of GDP) compared to R$7,296.52 billion (61.1% of GDP) as of February 28, 2025.

As of June 30, 2026, the DLSP was R$9,034.47 billion (68.5% of GDP) compared to R$7,702.22 billion (62.6% of GDP) as of June 30, 2025.

General Government Gross Debt

As of June 30, 2026, the DBGG was R$10,809.48 billion (81.9% of GDP) compared to R$9,388.8 billion (76.3% of GDP) as of June 30, 2025.

Federal Public Debt

The following table presents Brazil’s FPD profile as of the dates referenced below:

Table No. 6

Federal Public Debt Profile

	Jun/26			May/26			Jun/25
			%			%			%
Federal Public Debt (R$ bn)	R$	9,268.4	100.0	R$	9,032.7	100.0	R$	7,883.2	100.0
Domestic	R$	8,920.7	96.3	R$	8,692.2	96.2	R$	7,581.1	96.2
Fixed-rate	R$	1,944.8	21.0	R$	1,891.9	21.0	R$	1,695.1	21.5
Inflation-linked	R$	2,400.9	25.9	R$	2,371.9	26.3	R$	2,085.3	26.5
Selic rate	R$	4.571.3	49.3	R$	4,424.7	49.0	R$	3,796.9	48.2

FX	R$	3.7	0.0	R$	3.6	0.0	R$	3.8	0.0
Other	R$	0.0	0.0	R$	0.0	0.0	R$	0.0	0.0
External (R$ bn)	R$	347.7	3.8	R$	340.5	3.8	R$	302.1	3.8
Maturity Profile
Average Maturity (years)		4.0			4.1			4.1
Maturing in 12 months (R$ bn)	R$	1,859.8		R$	1,830.2		R$	1,236.0
Maturing in 12 months (%)		20.1			20.3			15.7

Source: National Treasury.

For February 2026, the Domestic Federal Public Debt had the following investor base distribution: Financial Institutions (31.76%), Pension Funds (22.59%), Mutual Funds (21.58%), Non-residents (10.75%), Insurance (3.57%), Government (2.77%) and Other (6.98%).

The Federal Public Debt liquidity reserve reached the following values: December 2022 (R$ 1,176 billion), December 2023 (R$ 982 billion), December 2024 (R$ 860 billion), December 2025 (R$ 1,187 billion) and January 2026 (R$ 1,085 billion) and February 2026 (R$ 1,192 billion). The prudential level, established as a 3-month threshold for each period, was at the following values: December 2022 (R$ 521 billion), December 2023 (R$ 533 billion), December 2024 (R$ 476 billion), December 2025 (R$ 643 billion), January 2026 (R$ 537 billion) and February 2026 (R$ 552 billion). For the same period, we also have the months of debt maturities covered by the liquidity reserve as: December 2022 (8.4), December 2023 (7.6), December 2024 (6.2), December 2025 (7.3) and January 2026 (6.8) and February 2026 (6.4).

Public Debt Management

In managing the FPD, the National Treasury seeks to meet the Public Sector Borrowing Requirements (as defined in “Public Finance—Fiscal Balance”) at the lowest possible long-term financing cost, while maintaining adequate risk levels. Since 2001, the National Treasury has published an Annual Borrowing Plan, including guidelines for managing the FPD, such as (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidating the share of exchange rate-linked instruments of outstanding debt, in accordance with long-term limits; (iii) relaxing the maturity structure, with special attention to short-term debt; (iv) increasing the average maturity of the outstanding debt; (v) developing the yield curve in both domestic and external markets (i.e., to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets); (vi) increasing the liquidity of federal public securities on the secondary market; (vii) broadening the investor base; and (viii) improving the external FPD profile through issuances of benchmark securities, buybacks and structured operations.

The 2026 Annual Borrowing Plan, like the previous Annual Borrowing Plans, focuses on the replacement of floating-rate securities with fixed-rate and inflation-linked securities. In terms of foreign debt management, the 2026 Annual Borrowing Plan expects the Brazilian Treasury to be more active in international markets. The strategy prioritizes the continuation of benchmark bond issuance in U.S. dollars for external debt management, thereby consolidating a sovereign yield curve that serves as a benchmark for both the government and Brazilian companies accessing the external market. In addition, it provides for the Treasury’s return to the European market with the aim of building and consolidating a benchmark curve in euros.

The following table sets forth the federal debt results for each of the years indicated below, and the reference limits provided in the 2026 Annual Borrowing Plan:

Table No. 7

Federal Public Debt Results and 2026 Annual Borrowing Plan

	As of June 30, 2025	As of June 30, 2026	Reference Limits for 2026
			Minimum	Maximum
Stock of FPD (R$ Billion)
FPD	7,883.2	9,268.4	9,700.0	10,300.0
Composition - %
Fixed Rate	21.6	21.0	21.0	25.0
Inflation Linked	26.5	25.9	23.0	27.0
Floating Rate	48.2	49.3	46.0	50.0
Exchange Rate	3.8	3.8	3.0	7.0
Maturity Profile
Average Maturity (years)	4.1	4.0	3.8	4.2
% Maturing in 12 months	15.7	20.1	18.0	22.0

Source: National Treasury.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

The Federal Government guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. As of August 31, 2025, the Federal Government had paid a total of R$82.43 billion in liabilities incurred by states and municipalities since 2016. The largest payments were attributed to (i) the State of Rio de Janeiro (R$43.13 billion), (ii) the State of Minas Gerais (R$21.92 billion), (iii) the State of Goiás (R$6.36 billion), (iv) the State of Rio Grande do Sul (R$4.78 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion).

As of June 2026, the Federal Government had paid a total of R$89.42 billion in liabilities incurred by states and municipalities since 2016. The largest payments were attributed to (i) the State of Rio de Janeiro (R$47.1 billion), (ii) the State of Minas Gerais (R$23.00 billion), (iii) the State of Goiás (R$6.66 billion), (iv) the State of Rio Grande do Sul (R$6.15 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion).

Full Debt Payment Program for States

On January 26, 2026, Justice André Mendonça of the STF granted an injunction recognizing the validity of the state of São Paulo’s new debt renegotiation contract under PROPAG. The decision prevents the federal government from penalizing the state or demanding payments under the previous contract terms, as São Paulo had fulfilled all requirements for joining the program and had already made its first payment under the new terms.

On February 11, 2026, Justice Nunes Marques of the STF suspended for 180 days the proceeding in which the state of Minas Gerais seeks to settle its debt with the Federal Government according to its payment capacity, in order to allow administrative negotiations related to the state’s accession to the Full Debt Payment Program for States (the “PROPAG”, for its acronym in Portuguese). The ruling stated that Minas Gerais had reported compliance with prior obligations, formalized its interest in joining the program, and adopted measures aimed at meeting the requirements for accession. The measure is intended to allow the advancement of administrative negotiations for the state’s adhesion to the PROPAG.

On June 22, 2026, President Lula and Rio de Janeiro’s Acting Governor Ricardo Couto signed the term of accession of Rio de Janeiro to the PROPAG, restructuring the state’s R$ 210 billion debt with the Federal Government under Complementary Law 212/2025. Under the new framework, the state of Rio de Janeiro’s monthly debt service payments to the Federal Government will drop from R$ 436 million to R$ 119 million, with debt indexation reduced to IPCA only (zero real interest) in exchange for a 20% upfront amortization (R$ 42.1 billion). In connection with the PROPAG restructuring, the state commits to investing at least R$ 900 million in social areas in 2026 and R$ 2.2 billion in vocational education, public security, sanitation and infrastructure in 2027.

Rating Agencies

On June 9, 2026, DBRS Inc. (DBRS Morningstar) maintained Brazil’s long-term foreign currency sovereign credit rating at BB with a stable outlook.

On June 16, 2026, Fitch Ratings maintained Brazil’s long-term foreign-currency Issuer Default Rating at BB with a stable outlook.

On June 25, 2026, Standard & Poors Global Ratings maintained Brazil’s long- and short-term foreign and local currency sovereign credit ratings at ‘BB/B’, with the outlook on the long-term ratings remaining stable.

On July 14, 2026, JCR (Japan Credit Rating Agency) maintained Brazil’s long-term issuer ratings at ‘BBB-/Stable’ (foreign currency) and ‘BBB/Stable’ (local currency).

THE FEDERATIVE REPUBLIC OF BRAZIL

Geography and Population

Brazil is the fifth largest country in the world and occupies nearly half of the land area of South America, sharing borders with every country in South America except for Chile and Ecuador. Brazil is divided into 26 states and the Federal District, where the country’s capital, Brasília, is located. Brazil’s official language is Portuguese.

According to the 2022 demographic census conducted by IBGE from August 2022 through May 2023, Brazil’s estimated population was 203.1 million as of December 31, 2022.

According to the 2022 demographic census, the median age of the Brazilian population was 35 years in 2022. The following table sets forth the age distribution of the Brazilian population as of 2022:

Table No. 8

Brazilian Population Distribution by Age and Gender

Age	Number of Men	Percentage of Men	Number of Women	Percentage of Women
0-4 years	6,461,689	3.18%	6,243,171	3.07%
5-9 years	7,011,282	3.45%	6,738,158	3.32%
10-14 years	6,992,746	3.44%	6,682,215	3.29%
15-19 years	7,317,515	3.60%	7,058,427	3.48%
20-24 years	7,767,306	3.82%	7,699,157	3.79%
25-29 years	7,627,458	3.76%	7,842,265	3.86%
30-34 years	7,537,285	3.71%	7,935,832	3.91%
35-39 years	7,827,333	3.85%	8,345,458	4.11%
40-44 years	7,781,059	3.83%	8,291,111	4.08%
45-49 years	6,549,109	3.22%	7,091,003	3.49%
50-54 years	6,014,391	2.96%	6,584,190	3.24%
55-59 years	5,419,505	2.67%	6,149,601	3.03%
60-64 years	4,605,834	2.27%	5,338,555	2.63%
65-69 years	3,588,052	1.77%	4,288,180	2.11%
70-74 years	2,615,350	1.29%	3,243,186	1.60%
75-79 years	1,657,786	0.82%	2,189,593	1.08%
80-84 years	1,009,852	0.50%	1,465,178	0.72%
85-89 years	493,649	0.24%	835,554	0.41%
90-94 years	194,341	0.10%	385,388	0.19%
95-99 years	50,319	0.02%	114,859	0.06%
Over 100 years	10,570	0.01%	27,244	0.01%

Total Brazil	203,080,756

Source: IBGE.

According to the United Nations’ Human Development Report, published by the United Nations Development Programme, over the past three decades, Brazil has made significant progress in improving social welfare, measured by the Human Development Index (HDI). From 1990 to 2023, (i) life expectancy increased by 15.0% from 65.9 years in 1990 to 75.8 years in 2023; (ii) expected years of schooling and mean years of schooling increased, respectively, by 12.1% and 127.0%, from, respectively, 14.1 years and 3.7 in 1990 to 15.8 and 8.4 in 2023; and (iii) Gross National Income (GNI) per capita increased by 47.9%, from $12,178 in 1990 to $18,011 in 2023 (both measured in 2017 purchasing power parity dollars).

According to the World Bank, real GDP per capita adjusted for purchasing power parity rose by approximately 234% from US$6,687.92 in 1990 and by 44.4% from US$15,463.74 in 2018, to an estimated US$22,338.48 in 2024. Infant mortality decreased by 76.3% from 51.9 per 1,000 live births in 1990 and by 8.2% from 13.1 per 1,000 live births in 2018, to 12.30 per 1,000 live births in 2024. In addition, the reduction in inflation under the Federal Government’s stabilization program, the Plano Real, and the consequent reduction in the rate of erosion of purchasing power have improved the social welfare of many lower-income Brazilians, despite a slight deterioration between 2014 and 2016.

The following table sets forth comparative GDP per capita figures and other selected comparative social indicators:

Table No. 9

Social Indicators

	Brazil	Chile	Colombia	Mexico	U.S.
Real GDP per capita(1)	$22,338.5	$36,181.2	$22,349.4	$26,185.4	$85,809.9
Life Expectancy at Birth (Years)(2)	76.0	81.4	77.9	75.3	78.9
Infant Mortality Rate (Per 1,000 Births)(2)	12.3	5.8	10.5	12.1	5.5
Adult literacy rate(3)	94.7%	n.a	95.3%	95.6%	n.a.

(1)

GDP per capita estimates here are derived from purchasing power parity (PPP) calculations with current international dollars. PPP GDP is gross domestic product converted to international dollars using purchasing power parity rates. An international dollar has the same purchasing power over GDP as the U.S. dollar has in the United States. Current values. Data refers to 2024.

(2)	Data refers to the most recent year available: 2024.
(3)	Data refers to the most recent year available: 2024.

Source: World Bank.

Form of Government

Brazil is a democratic federative republic. Its Constitution, enacted in 1988, grants broad powers to the Federal Government. Brazil’s 26 states and the federal district are designated as autonomous entities within the federative union and have all powers that the Constitution does not preempt. The Constitution reserves to the Federal Government the exclusive power to legislate in certain areas, such as monetary systems, foreign affairs and trade, social security, and national defense.

The Government

The Constitution provides for three independent branches of government: an executive branch, a bicameral legislative branch, and a judicial branch.

The executive branch is headed by the president, who is elected by direct vote for a four-year term and may only be re-elected for one subsequent term. Section II, Article 84, of the Constitution confers the President powers to appoint ministers and key executives in selected administrative positions. According to Articles 62 and 84 of the Constitution, the president may also issue executive orders (medidas provisórias), with the same scope and effect as legislation enacted by the National Congress. Executive orders (medidas provisórias) have immediate force of law for 60 days extendable for a single period of 60 days but are subject to National Congress confirmation. If confirmed by the National Congress, such orders are enacted as law. Executive orders (medidas provisórias) may not be used for certain matters, such as the implementation of multi-year plans and budgets, the seizure of financial or other assets, and any matters that the Constitution specifically requires the National Congress to regulate through law.

The legislative branch of the Federal Government consists of a bicameral National Congress composed of the Senate and the Lower House. The Senate is composed of 81 senators, elected for staggered eight-year terms. Each state and the Federal District may elect three senators. The Lower House has 513 deputies, elected for concurrent four-year terms. The number of deputies from each state is proportional to the size of its population, with each state (including the Federal District) entitled to a minimum of eight deputies and a maximum of 70 deputies, regardless of population size.

Judicial power is exercised by the STF, the federal regional courts, military courts, labor courts, electoral courts, and several lower-level courts. The STF has ultimate appellate jurisdiction over decisions rendered by lower federal and state courts on constitutional matters. The Superior Court of Justice (Superior Tribunal de Justiça or STJ, for its acronym in Portuguese) is responsible for standardizing the interpretation of federal law. The members of the STF and the STJ are appointed by the president and ratified by the Senate.

At the state level, executive power is exercised by governors elected for four-year terms, legislative power is exercised by state deputies also elected for four-year terms, and judicial power is vested in state courts, with the possibility of appeals being filed with the STJ and STF. At the local level, municipalities also hold certain autonomy and hold elections for four-year terms for both executive and legislative powers. Legislative power is exercised by local councils mostly concerning matters of local interest.

Political Developments

U.S. Trade Tariffs

On March 12, 2025, the United States government imposed a 25% tariff on imports of iron, steel and aluminum, revoking tariff exemptions previously granted to major suppliers, including Brazil. In 2024, Brazilian exports of these products to the U.S. accounted for only 1.9% of Brazil’s total export value but represented approximately 40.8% of the country’s total exports of iron, steel, and aluminum. As such, while the new tariffs are likely to affect Brazil’s metallurgy sector significantly, their overall impact on the country’s exports and GDP is expected to be limited.

In an official joint statement issued on March 12, 2025, Brazil’s Ministry of Development, Industry and Trade and the Ministry of Foreign Affairs expressed regret over the U.S. decision to impose a 25% tariff on metallurgical imports and reaffirmed the Federal Government’s commitment to defending the interests of national producers. In coordination with the private sector, the government announced it would engage in dialogue with U.S. authorities and consider all appropriate trade policy instruments —including multilateral mechanisms such as the World Trade Organization (WTO) — to mitigate the negative impacts of the tariff and safeguard Brazil’s legitimate rights under international trade agreements.

On April 2, 2025, the U.S. government also announced that it will impose a 10% baseline tariff on all imports, including Brazilian products. In a second joint statement on April 3, 2025, the Brazilian government reiterated its concern over the adoption of unilateral measures incompatible with multilateral trade rules. Although the U.S. claimed in its April 2 announcement that the tariffs were a reciprocal measure, Brazil’s April 3 statement underscored that the tariff is not a measure of reciprocity. In 2024, the U.S. registered a US$7 billion trade surplus in goods with Brazil, which rises to US$28.6 billion when including services — its third-largest bilateral trade surplus globally. Over the past 15 years, this cumulative surplus has reached approximately US$410 billion. In its second statement, the Federal Government reaffirmed its intention to defend the legitimate interests of national producers and exporters, and to seek, in consultation with the private sector, all appropriate avenues under international trade law to counter the harmful effects of the U.S. measures, including possible action within the WTO.

In its second statement, the Brazilian government reaffirmed its intention to defend the legitimate interests of national producers and exporters, and to seek, in consultation with the private sector, all appropriate avenues under international trade law to counter the harmful effects of the U.S. measures, including possible action within the WTO.

On May 28, 2025, the U.S. Court of International Trade ruled that the Trump administration exceeded its authority in issuing the 10% baseline tariff and effectively mandated the termination of the baseline tariff. The decision did not address the previously imposed 25% tariff on copper, steel and aluminum. An appeal was immediately filed by the Trump administration in the U.S. Court of Appeals for the Federal Circuit, which granted an administrative stay temporarily maintaining the 10% baseline tariff. On August 29, 2025, the U.S. Court of Appeals for the Federal Circuit issued a decision affirming the prior decision of the U.S. Court of International Trade. In a separate order on the same day, the appellate court granted a stay which maintained the 10% baseline tariffs through October 14, 2025. On September 3, 2025, the Trump administration appealed the appellate court’s decision to the U.S. Supreme Court. The hearing for the appeal occurred on November 5, 2025. On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act does not authorize the 10% baseline tariff. The ruling invalidated the tariffs imposed under that statute, including the baseline tariffs. On the same day, President Trump issued a proclamation under Section 122 of the Trade Act of 1974, imposing a 10% ad valorem duty on all imports into the U.S., with exceptions for some products, such as certain critical minerals and energy and energy products, for 150 days, effective February 24, 2026, and the United States Trade Representative (the “USTR”) stated that the Administration would continue to pursue its trade policy through alternative tools.

On May 30, 2025, President Trump announced that he would double the tariff on metallurgical imports from 25% to 50%. President Trump posted on social media that the tariffs would go into effect on June 4, 2025, and signed an executive order to that effect on June 3, 2025.

On July 30, 2025, the U.S. government issued an Executive Order imposing a 50% tariff on selected Brazilian exports. However, 44.6% of Brazil’s exports to the U.S. were excluded from this measure, including key products such as aircraft, pulp, orange juice, oil, and iron ore

According to preliminary data from the Foreign Trade Secretariat of the Ministry of Development, Industry, Trade and Services (SECEX/MDIC), 35.9% of Brazilian exports to the U.S. are subject to the new 50% tariff, while 44.6% are exempt from the increased tariff (without prejudice to the 10% baseline tariff which remains applicable). The exports now subject to the 50% tariff amounted to US$14.5 billion in 2024, while the exports now subject to the 10% baseline tariff amounted to US$18 billion in 2024.

Additionally, the July 30 Executive Order provided a grace period for the increased tariffs. Goods shipped from Brazil within seven days from the date in which the order was issued were not subject to the increased tariffs so long as they meet the conditions specified in the order.

On August 6, 2025, the Brazilian government, through the MDIC and the MRE, formally requested consultations with the United States under the WTO Dispute Settlement System.

The request challenges the tariffs imposed by the United States pursuant to the two Executive Orders issued on April 2 and July 30, which result in tariffs of up to 50% on a broad range of Brazilian exports. Brazil argues that these actions violate key commitments assumed by the United States within the WTO, particularly the most-favored-nation principle and the agreed ceiling for tariffs. The consultations represent the initial step in the WTO dispute resolution process, and the Brazilian government reaffirmed its willingness to negotiate and expects that the consultations will contribute to a constructive resolution.

On August 13, 2025, the Brazilian government launched the Sovereign Brazil Plan through Provisional Measure No. 1,309/2025, an initial set of measures aiming to mitigate the economic impact of the import tariffs announced by the U.S. government. The plan consists of actions divided into three categories: strengthening the productive sector; protecting workers; and promoting commercial diplomacy and multilateralism.

These measures include allocating R$30 billion from the FGE for affordable credit, expanding export lines of credit, prolonging the suspension of taxes for exporting companies, increasing federal tax refund percentages via Reintegra (a tax rebate program for exporters), and facilitating food purchases by public entities.

Since July 14, 2025, when it was established, and August 20, 2025, the Interministerial Committee for Economic and Trade Negotiations and Countermeasures (Comitê Interministerial de Negociações e Contramedidas Econômicas e Comerciais), coordinated by Vice President and Minister Geraldo Alckmin, has engaged in direct dialogue with the productive sector. Thirty-nine meetings have been held with approximately 400 representatives of companies and/or private entities, industry federations, governors, and sectors such as manufacturing, agriculture, technology, mining, big tech, healthcare, food, footwear, furniture, among others, as well as U.S. companies.

President Trump and President Lula held their first extended conversation on October 6, 2025, by telephone. On October 16, 2025, there was a joint statement issued by the Minister of Foreign Affairs of Brazil, Mauro Vieira, the U.S. Secretary of State, Marco Rubio, and the U.S. Trade Representative, Jamieson Greer. In the statement, all parties agreed to collaborate and conduct discussions on multiple fronts in the immediate future and establish a working path forward. Both parties also agreed to work together to schedule a meeting between President Trump and President Lula at the earliest possible occasion.

On October 26, 2025, President Lula met with President Trump in Kuala Lumpur, Malaysia, to discuss U.S. tariffs on Brazilian exports. Additional negotiations are still expected.

On October 28, 2025, the U.S. Senate passed legislation that would overturn tariffs against Brazil by terminating the national emergency President Trump declared in July 2025.

On November 20, 2025, the U.S. government announced the removal of a 40% additional tariff on a range of Brazilian agricultural products, including coffee, beef, and fruit. The decision, formalized through an executive order, followed a phone call between Presidents Lula and Trump on October 6 and was made retroactive to November 13, 2025. The measure was praised by the Brazilian government as a result of diplomatic negotiations and is seen as a step toward restoring full trade relations between the two countries.

On November 21, 2025, the Federal Government reported that after the U.S. government removed 238 products from the surcharge list, the share of Brazilian exports still subject to the 40% additional tariff (July 30th, 2025’s Executive Order) decreased but remains significant, as it still affects 22% of Brazilian exports to the United States. According to the (MDIC, for its acronym in Portuguese), based on the US$ 40.4 billion exported by Brazil to the United States in 2024, US$ 8.9 billion remained subject to the additional 40% tariff (or 10% plus 40%, depending on the product), US$ 6.2 billion continued to face the reciprocal 10% tariff, US$ 14.3 billion are free of surtaxes (10% reciprocal tariff plus 40% additional tariff), US$ 10.9 billion remained subject to the Section 232 horizontal tariff, applied to sectors such as steel and aluminum. According to Vice President and Minister Geraldo Alckmin, the measure expanded exemptions and included retroactive effects (with possible reimbursement for items already exported). Negotiations continue with the aim of removing additional products from the tariff list.

New Brazil-China Agreements

On May 13, 2025 Brazil and China signed 20 agreements following a four-day visit by President Lula to Beijing. The deals included three agreements that secured Brazilian producers access to five new agricultural markets in China by authorizing Brazilian exports of duck meat, turkey meat, chicken offal, corn ethanol byproducts and peanut meal into China. These three agreements also included significant advances in sanitary and phytosanitary cooperation between the two countries. Other agreements focused on increased technological cooperation between the two countries and stressed both countries’ commitment to a cooperative and multipolar world.

On August 11, 2025, the Minister of Integration and Regional Development, Waldez Góes, and the Vice Minister of the National Development and Reform Commission of the People’s Republic of China, Wang Changlin, signed a Memorandum of Understanding establishing new grounds for the exchange of experiences and cooperation in regional development policies between the two countries.

2022 Federal and State Elections

On July 18, 2022, during the election campaign period, former president Jair Bolsonaro held and broadcast through government media a meeting with foreign ambassadors in which he made allegations raising suspicions about the reliability of the vote-counting process.

On September 7, 2022, during the election campaign period, former president Jair Bolsonaro took part in the Brazilian Independence Day events in Brasilia. On September 9, 2022, Superior Electoral Court (Tribunal Superior Eleitoral or TSE, for its acronym in Portuguese) judge Benedito Gonçalves accepted an indictment by the Democratic Workers’ Party (PDT, for its acronym in Portuguese) that the former president’s participation in these events characterized abuse of political and economic power.

On October 30, 2022, in a second round of voting, Luiz Inácio Lula da Silva of the Workers’ Party (PT, for its acronym in Portuguese) was elected for a third term as president of the Republic of Brazil, an office he last held in 2010. In the Lower House, the Liberal Party (PL, for its acronym in Portuguese) elected the largest number of deputies winning 99 seats, followed by the coalition between PT, Green Party (PV, for its acronym in Portuguese) and Brazilian Communist Party (PC do B, for its acronym in Portuguese) with 81 deputies. In the Senate, the Social Democrat Party (PSD, for its acronym in Portuguese) elected the largest number of senators (15), followed by PL (13), and the Brazilian Democratic Movement party (MDB, for its acronym in Portuguese) (10). Both the PT coalition and União Brasil elected 9 senators.

On October 31, 2022, in the aftermath of the elections, supporters of former president Jair Bolsonaro protested against the election results with roadblocks and vandalism. On that same day, STF Justice Alexandre de Moraes ordered the Highway Police to clear roadways and public streets under roadblocks. On November 3, 2022, the Highway Police stated that all the federal roadways had been unblocked.

On November 22, 2022, former president Jair Bolsonaro’s party, PL, challenged the election results alleging problems in electronic voting machines. The TSE refused the lawsuit, characterizing the allegations as fraudulent, and fined the party R$22.9 million.

2024 Municipal Elections

On October 6, 2024, Brazilian municipalities held elections for mayors and city council members. A second round of voting took place on October 27, 2024 in the 51 municipalities with constituencies of more than 200,000 voters in which none of the mayoral candidates obtained more than half of the valid votes (excluding blank and invalid votes) in the first round. The elected mayors and city council members were sworn into office on January 1, 2025.

Investigations into Anti-democratic Acts

On January 8, 2023, demonstrators invaded the Planalto Presidential Palace, the National Congress and the STF in Brasilia, the capital of Brazil, protesting the defeat of then-president Jair Bolsonaro in the 2022 Brazilian general election and the inauguration of his successor, Luiz Inácio Lula da Silva. Police managed to regain control of the buildings and subdue the rioters three hours later.

On January 9, 2023, Ibaneis Rocha, governor of the Federal District, was removed from office for a period of 90 days amid allegations that local forces under his control had intentionally failed to stop the invasion of key government buildings during the January 8, 2023 riot. On March 15, 2023, STF Justice Alexandre de Moraes authorized Ibaneis Rocha to return to office. Investigations into his behavior are ongoing under Inquérito 4923.

In March 2025, the STF Justice Alexandre de Moraes accepted a recommendation from the PGR to archive Inquérito No. 4923 in relation to Governor Ibaneis Rocha.

On January 14, 2023, the former Federal District Security Secretary, Anderson Torres, was arrested by the Federal Police on allegations of collaboration in the anti-democratic acts. On May 11, 2023, STF Justice Alexandre de Moraes authorized Torres’ release from prison. Investigations into the allegations against him are ongoing under Inquérito 4923. The criminal case continues, and as of September 11, 2025, Anderson Torres was convicted by the STF’s First Panel in Ação Penal 2668 and sentenced to 24 years in prison, plus fines, for his part in planning a coup after the 2022 election and other associated offenses.

On February 10, 2023, STF Justice Cármen Lúcia referred five lawsuits against former president Jair Bolsonaro to the Federal Regional Court of the 1st Region in the Federal District. The lawsuits, presented by members of the National Congress and civil society organizations, called for the investigation of the former president for statements threatening the judicial branch and promoting an institutional rupture in the country during Independence Day celebrations on September 7, 2022.

On February 14, 2023, the Federal Police began the sixth phase of investigation “Lesa Pátria” (or “crimes against the State”). This investigation seeks to identify who participated, financed or in some way encouraged the acts of vandalism that culminated in the plundering of the National Congress, Planalto Presidential Palace and the STF buildings on January 8, 2023. The persons suspected of these acts may be charged with crimes such as attempting a coup d’etat, qualified damage to property (dano qualificado), criminal association, and criminal incitement.

On March 20, 2023, the PGR identified to the STF over 150 people accused of participating in the anti-democratic acts of January 8, 2023. The new complaint accuses 16 of executing a crime and 134 of instigating a crime.

On May 25, 2023, the National Congress opened a parliamentary probe (Comissão Parlamentar Mista de Inquérito or CPMI, for its acronym in Portuguese) to investigate malfeasance and involvement in the January 8, 2023 anti-democratic acts.

On June 30, 2023, the TSE deemed former president Jair Bolsonaro ineligible to hold office for eight years. The former president was convicted for abuse of political power and misuse of media for holding, and broadcasting by government media, a meeting with foreign ambassadors on July 18, 2022, in which he made allegations raising suspicions about the reliability of the vote-counting process. On October 11, 2023, STF Justice Dias Toffoli rejected two appeals presented by former president Jair Bolsonaro and the PL party against the R$20,000 fine imposed by the TSE because of this conviction.

On August 18, 2023, the Federal Police and the PGR launched the Incúria Operation to investigate the conduct of Federal District authorities during the January 8, 2023 anti-democratic acts. Among the officers preventively detained during the operation were the then-commander of the Military Police of the Federal District, Colonel Klepter Rosa Gonçalves, and his predecessor in office, Colonel Fábio Augusto Vieira, who was in command on January 8, 2023.

On September 13, 2023, the STF began the trial of criminal charges against defendants allegedly involved in the January 8, 2023 anti-democratic acts. The STF analyzes and judges each criminal offense individually based on the charges presented by the PGR.

As of August 13, 2025, 1,190 people had been tried, convicted and sentenced to up to 17 years of imprisonment in the cases involving the most serious crimes.

On October 18, 2023, the CPMI approved the commission’s final report, calling for the indictment of 61 people, including former president Jair Bolsonaro. The report was forwarded to the AGU, the PGR, the Federal Police, the STF, the TSE, the Federal Audit Court (Tribunal de Contas da União or TCU, for its acronym in Portuguese) and the CGU, in each case to deepen investigations and determine responsibilities.

On October 31, 2023, the TSE convicted former president Jair Bolsonaro and Walter Braga Netto, candidates for the Presidency and Vice-Presidency in the 2022 elections, for abuse of political and economic power in the Independence Day celebrations held on September 7, 2022 in Brasilia and Rio de Janeiro. The decision deems them both ineligible to hold office for eight years, starting from the 2022 election day. The TSE also convicted them for conduct incompatible with their official duties, imposing fines of R$425,640 on Jair Bolsonaro and R$212,820 on Walter Braga Netto.

On February 8, 2024, the Federal Police launched Operation Tempus Veritatis to investigate a criminal organization accused of planning a coup d’état and the abolition of the democratic rule of law to keep then-President Jair Bolsonaro in power. According to the investigation, the group operated in coordinated cells to allege electoral fraud in the 2022 presidential elections – even before voting took place – in order to justify and legitimize a military intervention through a “digital militia” strategy. One front focused on creating and spreading false claims of vulnerabilities in the electronic voting system, a narrative repeated since 2019 and maintained even after the runoff results in 2022. Another front involved actions aimed at enabling the abolition of the democratic rule of law through a coup, with support from military personnel trained in special-forces tactics in a politically sensitive environment.

On June 5, 2024, TSE judge Raul Araújo annulled one of the three convictions that had led to Jair Bolsonaro and Braga Netto’s ineligibility, but the other two decisions remain in force, so the eight-year ban from holding office is still applicable.

On May 15, 2024, the PGR requested that the STF include on the Interpol wanted list five fugitives, who were being investigated for anti-democratic acts on January 8, 2023 and are suspected of having fled Brazil. On October 16, 2024, STF Justice Alexandre de Moraes ordered the extradition of about 60 defendants for crimes related to the anti-democratic acts who fled after tampering their electronic ankle monitors. Other details were not disclosed as the case is subject to judicial secrecy.

On February 18, 2025, the Office of the Prosecutor General filed charges before the STF against former President Jair Bolsonaro and 33 others for alleged crimes including attempted coup d’état, violent abolition of the Democratic Rule of Law, and criminal organization.

High-ranking military officials were also charged for their role in the alleged attempted coup d’état, including Walter Braga Netto, former Minister of the Civil House and Defense, and Mauro Cid, former presidential aide.

For more information on this topic, see “Recent Developments—Investigations into Anti-democratic Acts.”

“Operation Counter-Coup”

On November 19, 2024, the Federal Police launched the Counter-Coup Operation (Operação Contragolpe), aimed at dismantling the criminal organization responsible for planning a coup d’état to prevent the elected government from taking office following the 2022 election. The Federal Police indicted 37 people, amongst them former president Jair Bolsonaro, as well as various former high-ranking officials from his time in office.

On February 18, 2025, the Prosecutor General’s Office (PGR) filed formal charges against 34 individuals, including former president Jair Bolsonaro, for their alleged involvement in the coup attempt following the 2022 election. The charges include violent abolition of the Democratic State of Law, attempted coup d’état, and participation in an armed criminal organization.

On August 15, 2025, the Supreme Federal Court (STF) reviewed the PGR’s charges, divided across four separate case groupings (“núcleos”), and accepted the indictment against 31 of the 34 defendants, formally making them defendants in ongoing criminal proceedings.

On March 26, 2025, the STF unanimously accepted the charges and formally indicted Jair Bolsonaro and seven others belonging to the first case grouping (“núcleo”). They stood trial before the STF for the crimes of armed criminal organization, attempted violent abolition of the democratic rule of law, coup d’état, aggravated damage by violence and threat, and damage to protected public property. With the opening of criminal proceedings, the defendants were entitled to present witnesses and request additional evidence during the evidentiary phase. Between May 19, 2025 and June 2, 2025, the STF heard testimony from 52 witnesses. Witness hearings were concluded on June 2, 2025, and the presiding Justice, Alexandre de Moraes, scheduled defendant examinations to begin on June 9, 2025. The defendants’ examinations were concluded on June 10, 2025. The trial by STF’s First Panel (Primeira Turma) began on September 2, 2025, with four additional sessions scheduled, and ended on September 11, 2025. The STF’s First Panel (Primeira Turma) convicted Jair Bolsonaro and six other defendants for the crimes of attempted violent abolition of the democratic rule of law, coup d’etat, armed criminal organization, aggravated damage, and damage to protected public property by four votes to one. The eighth defendant, Alexandre Ramagem, was convicted for the crimes of attempted violent abolition of the democratic rule of law, coup d’etat, and armed criminal organization. Jair Bolsonaro was sentenced to 27 years and three months in prison. Some defendants, including Jair Bolsonaro, have already appealed the decision. The STF will analyze and rule on this in a virtual session from November 7 to November 14, 2025.

On May 26, 2025, STF Justice Alexandre de Moraes authorized an inquiry into Congressman Eduardo Bolsonaro, the son of former president Jair Bolsonaro, for alleged crimes of coercion during legal proceedings, obstruction of investigations involving a criminal organization, and attempted violent abolition of the democratic rule of law. The investigation was prompted by the PGR, which cited Eduardo Bolsonaro’s public statements and social media posts advocating for the United States government to impose sanctions on STF justices and members of the PGR and the Federal Police, actions perceived as attempts to intimidate and interfere with ongoing legal processes. The inquiry also investigates whether the financial support provided by former president Jair Bolsonaro to his son during his stay in the U.S. could be evidence that Eduardo Bolsonaro’s advocacy was to influence legal processes to benefit his father.

On July 18, 2025, following a request from the Federal Police, supported by the Prosecutor General’s Office, Justice Alexandre de Moraes ordered precautionary measures against former president Jair Bolsonaro, citing evidence that he and his son, Eduardo Bolsonaro, engaged in efforts to persuade foreign governments – particularly the United States government – to impose sanctions on Brazilian officials, with the alleged purpose of obstructing justice and coercing the STF. The precautionary measures included: house arrest during nighttime and weekends; electronic ankle monitoring; prohibition from contacting foreign diplomats or approaching embassies and consulates; and a ban on using social media, whether directly or through third parties. Justice Alexandre de Moraes also ordered the Federal Police to seize all mobile phones, computers, tablets, and storage devices in possession of Jair Bolsonaro.

On August 4, 2025, due to the violation of precautionary measures previously imposed by the STF (namely, the ban on using social media), Justice Alexandre de Moraes ordered full-time house arrest for former president Jair Bolsonaro and prohibited him from using mobile phones, whether directly or through third parties, without prejudice to the other precautionary measures previously imposed. Additionally, Jair Bolsonaro has been prohibited from receiving visitors, except duly appointed lawyers and individuals pre-approved by the STF.

On August 20, 2025, the Federal Police announced the indictment of former president Jair Bolsonaro and his son, Eduardo Bolsonaro, for alleged crimes of coercion during legal proceedings and attempted abolition of the democratic rule of law. The indictment was filed after the Federal Police concluded its investigation into Eduardo Bolsonaro’s engagement with the administration of U.S. President Donald Trump to advocate for retaliatory measures against the Brazilian government and STF justices.

On September 23, 2025, the Lower House’s Ethics Council initiated disciplinary proceedings against Congressman Eduardo Bolsonaro, following a complaint filed by the Workers’ Party (PT, for its acronym in Portuguese) seeking to have the lawmaker stripped of his office. In the complaint, Eduardo Bolsonaro is accused of violating parliamentary decorum through a series of actions, including making verbal attacks against democratic institutions such as the STF, and advocating for foreign authorities to impose sanctions on Brazil. On October 22, 2025, the Ethics Council shelved such request by 11 votes to 7.

On November 15, 2025, the STF named Eduardo Bolsonaro, a member of the Brazilian Congress currently on leave, as a defendant in a lawsuit filed for alleged criminal behavior in the United States. The First Panel of the STF accepted the complaint and decided to indict Eduardo Bolsonaro for obstruction of justice during an investigation into his dealings with U.S. authorities. The decision opens a criminal case and formalizes the evidentiary phase (including evidence, witnesses, and inquiries).

U.S. Sanctions

On July 18, 2025, the U.S. Department of State announced visa revocations for STF Justice Alexandre de Moraes and other STF justices associated with Justice Alexandre de Moraes, as well as their immediate family members.

On July 30, 2025, the U.S. Department of the Treasury imposed sanctions on STF Justice Alexandre de Moraes, accusing him of using his position to authorize arbitrary detentions and suppress free speech. These sanctions were enacted under the Global Magnitsky Human Rights Accountability Act, blocking his assets in the U.S. or in the possession or control of U.S. persons. All transactions by U.S. persons or within (or transiting) the United States that involve any property or interests in property of Justice Alexandre de Moraes were also prohibited.

On August 13, 2025, the U.S. Department of State revoked the visas of Mozart Julio Tabosa Sales, Secretary of Specialized Health Care at the Ministry of Health, and Alberto Kleiman, a former foreign affairs advisor at the Ministry of Health, due to their involvement in the implementation of the Mais Médicos program. The Mais Médicos program was created in 2013 aiming to address Brazil’s shortage of doctors in remote and underserved areas by offering benefits designed to attract physicians to small towns, rural regions, and indigenous communities, thereby expanding access to primary healthcare across the country.

On August 15, 2025, the visa revocation was extended to the Minister of Health, Alexandre Padilha, and his family members.

On September 22, 2025, the United States government announced visa revocations against Brazil’s Attorney General, Jorge Rodrigo Araujo Messias, and five other current or former Brazilian judicial officials. On the same day, the U.S. Department of the Treasury designated Viviane Barci de Moraes, the wife of STF Justice Alexandre de Moraes, and the Lex Institute, an institute associated with the family of STF Justice Alexandre de Moraes, under the Global Magnitsky Act. The Brazilian government has publicly criticized the actions, framing them as a violation of Brazil’s sovereignty. STF Justice Alexandre de Moraes also criticized the U.S. government’s sanctions against his wife, Viviane Barci de Moraes, under the Global Magnitsky Act. He described the sanctions as “illegal and regrettable,” asserting that they contrast with the United States’ history of defending fundamental rights. Moraes reaffirmed his commitment to carrying out his constitutional duties with independence and impartiality.

On December 12, 2025, the U.S. Department of the Treasury announced the removal of STF Justice Alexandre de Moraes, his wife, and a family-linked company from the sanctions list under the Global Magnitsky Act. The decision had immediate institutional effect by lifting restrictions and easing diplomatic tensions related to sovereignty and reciprocity.

Cabinet Changes

On January 1, 2023, Luíz Inácio Lula da Silva took office as president and swore in the cabinet officials listed below, each of whom holds minister status:

Sônia Guajajara – Ministry of Indigenous Peoples

Rui Costa – Office of the President’s Chief of Staff

Flávio Dino – Ministry of Justice and Public Security

Fernando Haddad – Ministry of Finance

Simone Tebet – Ministry of Planning and Budget

Anielle Franco – Ministry of Racial Equality

Cida Gonçalves – Ministry of Women

José Múcio Monteiro – Ministry of Defense

Mauro Vieira – Ministry of Foreign Relations

Renan Filho – Ministry of Transportation

Jader Barbalho Filho – Ministry of Cities

Nísia Trindade – Ministry of Health

Margareth Menezes – Ministry of Culture

Ana Moser – Ministry of Sports

Carlos Fávaro – Ministry of Agriculture and Livestock

Camilo Santana – Ministry of Education

Alexandre Silveira – Ministry of Mines and Energy

André de Paula – Ministry of Fishing and Aquaculture

Luciana Santos – Ministry of Science, Technology, and Innovation

Marina Silva – Ministry of Environment and Climate Change

Esther Dweck – Ministry of Management and Innovation in Public Services

Carlos Lupi – Ministry of Social Security

Waldez Góes – Ministry of Integration and Regional Development

Alexandre Padilha – Secretariat of Institutional Relations

Paulo Pimenta – Secretariat of Social Communications

Daniela Carneiro – Ministry of Tourism

Silvio Almeida – Ministry of Human Rights

Márcio França – Ministry of Ports and Airports

Luiz Paulo Teixeira – Ministry of Agricultural Development and Family Agriculture

Juscelino Filho – Ministry of Communications

Wellington Dias – Ministry of Social Development

Luiz Marinho – Ministry of Labor and Employment

Márcio Macêdo – Office of the President’s Secretariat-General

Vinícius Marques Carvalho – General Comptroller Office

Jorge Messias – Attorney General’s Office

Gonçalves Dias – Institutional Security Bureau (Gabinete de Segurança Institucional, or GSI for its acronym in Portuguese)

Geraldo Alckmin – Ministry of Development, Industry, Trade, and Services

On April 19, 2023, Gonçalves Dias, head of the GSI, resigned after footage leaked of him in the Planalto Presidential Palace during the January 8, 2023 riot. On May 4, 2023, Marcos Antonio Amaro dos Santos took office as the new head of the GSI.

On May 24, 2023, the National Congress modified the executive order organizing President Lula’s cabinet. The modifications included reassigning indigenous land demarcation responsibility from the Ministry of Indigenous Peoples to the Ministry of Justice and reassigning rural land registry responsibility from the Ministry of Environment and Climate Change to the Ministry of Agriculture. The move shifts the socio-environmental administrative structure of President Lula’s administration by stripping the authority of the Ministry of Indigenous Peoples to demarcate, or legally recognize, indigenous territories.

On July 14, 2023, Celso Sabino took office as Tourism Minister, replacing former Minister Daniela Carneiro.

On August 29, 2023, President Lula announced the creation of a new Ministry for Small and Medium Enterprises, the 38th Ministry in his administration. The Ministry will have the mandate to foster and strengthen small entrepreneurship in Brazil.

On September 13, 2023, Márcio França, former Ports and Airports Minister, took office as Minister of the newly created Ministry of Entrepreneurship, Microenterprise and Small Business. Silvio Costa Filho replaced Márcio França as Ports and Airports Minister, and André Fufuca took office as Sports Minister, replacing former Minister Ana Moser.

On December 18, 2023, Paulo Gonet took office as General Prosecutor of the Republic replacing former General Prosecutor Augusto Aras.

On February 1, 2024, former STF Justice Ricardo Lewandowski took office as the new Minister of Justice, replacing Flavio Dino, who took office as an STF justice on February 22, 2024, replacing Justice Rosa Weber, who retired.

On June 19, 2024, Magda Chambriard took office as the new president of Petrobras, replacing former president Jean Paul Prates.

On September 6, 2024, President Lula appointed Esther Dweck, then-current Minister of Public Sector Management and Innovation, as acting Minister of Human Rights and Citizenship, replacing Silvio Almeida, who had been removed from office amid allegations of sexual harassment. On September 9, 2024, President Lula appointed Macaé Maria Evaristo dos Santos as the new Minister of Human Rights and Citizenship, replacing former minister Silvio Almeida on a definitive basis.

On January 14, 2025, Sidônio Palmeira was sworn in as Minister of the Secretariat for Social Communication (Secretaria de Comunicação Social da Presidência da República or SECOM/PR), replacing Paulo Pimenta.

On February 1, 2025, Senator Davi Alcolumbre (União Brasil political party—State of Amapá) was elected President of the Federal Senate for the 2025-2027 term, having secured 73 out of 81 Senate votes in the first round of voting. This will be Senator Alcolumbre’s second tenure as Senate President, having previously served from 2019 to 2021. He succeeded Senator Rodrigo Pacheco (Partido Social Democrático political party—State of Minas Gerais).

On the same day, Congressman Hugo Motta (Republicanos political party- State of Paraíba) was elected President of the Lower House for the 2025-2027 term. Congressman Motta was elected in the first round with 444 out of 499 votes. He succeeds Congressman Arthur Lira (Progressistas political party—State of Alagoas).

On March 10, 2025, Gleisi Hoffmann was sworn in as Minister of the Secretariat for Institutional Relations succeeding Alexandre Padilha who, on the same day, took office as Minister of Health, replacing former Minister Nísia Trindade

On April 24, 2025, Frederico de Siqueira Filho took office as the Minister of Communications, replacing former Minister Juscelino Filho.

On May 2, 2025, Minister of Social Security Carlos Lupi resigned from office, and was succeeded by Wolney Queiroz, former Executive Secretary of the Minister of Social Security. The resignation occurred while the Federal Police is pursuing an investigation into the Ministry of Social Security on the basis of potential social security fraud, although former Minister Lupi has not been implicated in the investigation.

On May 5, 2025, Márcia Lopes was sworn in as Minister of Women, succeeding Cida Gonçalves.

On October 29, 2025, President Lula appointed Federal Congressman Guilherme Boulos as Minister of the Office of the President’s Secretariat-General, replacing Márcio Macêdo. The office coordinates dialogue between the presidency, civil society, and social movements. In his inaugural remarks, Boulos emphasized inclusive dialogue and social participation as central to government action.

For more information on this topic, see “Recent Developments—Cabinet Changes.”

Federal Supreme Court

On August 3, 2023, Cristiano Zanin Martins took office as a justice of the STF replacing Justice Ricardo Lewandowski, who retired.

On September 30, 2023, STF Justice Rosa Weber retired.

Former Minister of Justice Flavio Dino took office as STF Justice on February 22, 2024, replacing former Justice Rosa Weber.

On August 13, 2025, Edson Fachin was elected Chief Justice of the STF, and Alexandre de Moraes was elected as Deputy Chief Justice. They are scheduled to take office on September 29, 2025, for a two-year term.

On August 18, 2025, Justice Flávio Dino issued a ruling in the context of a constitutional challenge (Arguição de Descumprimento de Preceito Fundamental or ADPF, for its acronym in Portuguese) filed by Instituto Brasileiro de Mineração (Ibram) in connection with claims made by municipalities in foreign jurisdictions seeking indemnification for damages suffered in Brazil. In his ruling, Dino suspended the effectiveness of judicial decisions, laws, decrees and executive order from foreign governments in Brazil unless they have been homologated or otherwise recognized under Brazilian law. Dino also determined that the Central Bank and the Federation of Brazilian Banks (Federação Brasileira de Bancos or Febraban, for its acronym in Portuguese), among other associations representing entities of the Brazilian financial system, should be notified to comply with his ruling.

On October 9, 2025, STF Justice Luís Roberto Barroso announced his intention to retire. His retirement was announced on October 15, 2025, and he officially retired from the STF on October 18, 2025. His replacement has not yet been announced.

On November 20, 2025, President Lula nominated the Attorney General of the Federal Government Jorge Messias for STF seat to fill the STF vacancy created by the early retirement of former Justice Luís Roberto Barroso. Following the nomination, Jorge Messias must undergo a confirmation hearing before the Federal Senate’s Constitution and Justice Committee and be approved by the Senate Plenary.

For more information on this topic, see “Recent Developments—Federal Supreme Court”.

Corruption Investigations

Multiple investigations into public corruption have been ongoing since 2014. The investigations, which initially targeted an alleged bribery, money laundering, and embezzlement scheme involving the provision of goods and services to Petrobras, a majority state-owned company, grew in scope to encompass wide-reaching anti-corruption investigations in many stages and later extended to other investigations involving the construction of sports arenas and other public contracts. Those investigations are still ongoing and could result in further developments.

On February 1, 2021, the Car Wash Operation (Operação Lava Jato) was incorporated into the Special Task Force to Combat Organized Crime (Grupo de Atuação Especial de Combate ao Crime Organizado or GAECO for its acronym in Portuguese) of the Federal Public Prosecutor’s Office (Ministério Público Federal or MPF, for its acronym in Portuguese). The GAECOs are permanent groups ready to assist members of the MPF responsible for major cases and complex investigations into criminal organizations, money laundering, corruption, international drug and arms trafficking, and illegal deforestation, among others.

On January 27, 2022, the Federal Court of the Federal District (Brasília) granted a motion to close pending criminal proceedings against then former President Lula relating to an apartment located in Guarujá, São Paulo (the “Triplex Case”), under which then-former president Lula was accused of the charges of money laundering and active and passive corruption within the scope of the Car Wash Operation. The Triplex Case was dismissed by the Federal Court of the Federal District as a consequence of the annulment by the STF of all acts taken by then federal judge Sérgio Moro in the Car Wash Operation.

On March 28, 2022, then-Minister of Education, Milton Ribeiro, asked for exoneration after the Federal Police (Policia Federal) initiated an inquiry into alleged favoritism in the release of funds from the National Fund for the Development of Education (FNDE, for its acronym in Portuguese). On June 22, 2022, the Federal Police initiated Operation Paid Access (Operação Acesso Pago), culminating in an investigation against former Minister Ribeiro. A separate probe on this case, including alleged interference in Federal Police by former president Jair Bolsonaro, is ongoing under confidentiality measures in the STF (Inquérito 4896).

On August 11, 2023, the Federal Police launched Operation Lucas 12:2, an investigation into alleged criminal embezzlement and money laundering incidents. The individuals under investigation are suspected of using their positions to sell goods abroad illegally, which had been delivered by foreign authorities to representatives of the Federal Government in their official capacities. As part of the investigation, on August 17, 2023, STF Justice Alexandre de Moraes authorized access to banking and other confidential information of former president Jair Bolsonaro and his wife Michelle Bolsonaro. On July 4, 2024, the Federal Police indicted former president Jair Bolsonaro and other 11 suspects for using their positions to illegally sell goods abroad which had been delivered by foreign authorities to representatives of the Federal Government in their official capacities. The indictment is currently being reviewed by the PGR, which will decide whether to present criminal charges against the suspects to the STF.

On September 9, 2023, STF Justice Alexandre de Moraes approved the plea agreement of Mauro Cid, former assistant to former president Jair Bolsonaro, who had been under arrest since May 3, 2023, for an alleged criminal association to falsify official COVID-19 immunization records. He has also been investigated for involvement in illegally selling goods abroad.

On September 20, 2024, the Federal Government concluded the renegotiation of leniency agreements with seven construction companies involved in the Car Wash Operation and submitted the renegotiated terms to the STF for approval. The renegotiation was ordered by STF Justice André Mendonça, in response to an ADPF filed in March 2023 by the following political parties: Partido Socialismo e Liberdade, Partido Comunista do Brasil, and Solidariedade.

Legislative Reforms

Tax Measures

On July 7, 2023, the Lower House passed a bill changing tax trial rules within Brazil’s Federal Administrative Council of Tax Appeals (Carf, for its acronym in Portuguese), which hears taxpayers’ administrative cases. The bill returns the final decision-making authority in cases of a tied vote between members of the initial panel hearing a case to the Ministry of Finance representative on the Carf tax appeal board. In April 2020, with the approval of Law No. 13,988/20, the power had been awarded to the appealing taxpayer. On August 30, 2023, the bill was approved by the Senate, and on September 21, 2023, it was enacted by President Lula as Law No. 14,689/2023.

On December 12, 2023, President Lula enacted Law No. 14,754/23, which alters rules on taxation to tax or increase the rates levied on exclusive funds (investment funds with a single shareholder) and investments in offshore funds. The initial version of the bill, proposed by the Federal Government, estimated that the measure would provide an increase of R$20 billion in revenues in 2024 but with the alterations made by the Lower House, this amount is expected to be lower. The Brazilian Federal Tax Authority will be responsible for the regulation necessary to implement the law.

On December 20, 2023, the National Congress enacted a tax reform, through Amendment 132. The main features of the reform include (i) merging four levies into value-added tax (VAT) rates managed in a dual format (partially federal and partially regional), and (ii) changing tax collection from a tax on production to a tax on consumption. The reform also provides for reduced tax rates on certain sectors of the economy, sets the ground for a cashback system, and increases tax rates on luxury vehicles and inheritances. Some of the matters provided for in the tax reform require further regulation by complementary laws (leis complementares) and ordinary laws.

On April 25, 2024, the Federal Government submitted Bill No. 68/2024, regulating aspects of the previously adopted tax reform EC No. 132/2023, to the National Congress for consideration. The bill provides for a “cashback” or rebate mechanism for low-income families on certain goods and services such as cooking gas, electricity and water. The bill also provides for a “split payment” system, which electronically splits tax payments relating to transactions by recipient. On July 10, 2024, the bill was approved by the Lower House and further remitted to the Senate for consideration. The Senate then approved the bill on December 12, 2024, with some changes. In light of the Senate modifications, the bill had to return to the Lower House, where it was approved on December 17, 2024. On January 16, 2025, President Lula enacted the bill as Complementary Law (Lei Complementar or LC, for its acronym in Portuguese) No. 214/2025.

On June 5, 2024, the Federal Government submitted Bill No. 108/2024 — the second complementary law regulating aspects of the tax reform — to the National Congress. The bill establishes the IBS Steering Committee (Comitê Gestor do Imposto sobre Bens e Serviços or CG-IBS, for its acronym in Portuguese), and sets out rules for its administrative procedures, as well as for the collection and distribution of the Tax on Goods and Services (Imposto sobre Bens e Serviços or IBS, for its acronym in Portuguese) and the transition to the new tax system. On October 20, 2024, the bill was approved by the Lower House and remitted to the Senate. In August 2025, the Constitution, Justice and Citizenship Committee (Comissão de Constituição, Justiça e Cidadania or CCJ, for its acronym in Portuguese) of the Senate conducted public hearings on the proposal and amendments to the bill were proposed. The rapporteur, Senator Eduardo Braga, expressed his intention to enable a vote in the Senate’s CCJ in the beginning of September 2025. On September 17, 2025, the Senate’s CCJ approved the report of Senator Eduardo Braga on Bill No. 108/2024. The bill has yet to be voted on by the Senate.

On March 18, 2025, the Federal Government submitted Bill No. 1,087/2025 to the National Congress, proposing an increase in the monthly income tax exemption threshold and proposing amendments to the 2025 Budgetary Guidelines Law (Lei de Diretrizes Orçamentárias or LDO, for its acronym in Portuguese) to allow the income tax exemption to become permanent, as current legislation limits such benefits to a five-year period. On October 1, 2025, the bill was approved by the Lower House and sent to the Senate.

On November 26, 2025, the bill was enacted by President Lula as Law 15,270/2025. The law exempts monthly income up to R$ 5,000 from personal income tax and grants reduced rates for the R$ 5,000.01–R$ 7,350 bracket. To offset the revenue loss, the law increases taxation starting at R$ 600,000/year and includes rules on taxing profits and dividends, including remittances abroad. The measure takes effect in January 2026, with direct impact on household budgets and revenue collection.

On December 26, 2025, President Lula enacted Complementary Law 224/2025, which establishes the reduction and criteria for granting federal tax, financial, and credit incentives and adjusting rules on joint liability for taxes on fixed-odds betting. The law cuts 10% of certain federal tax benefits and tightens transparency and oversight of these expenditures; in parallel, it raises taxation on online betting operators (rates will increase to 15% in 2028) and increases the rate of the Social Contribution on Net Profits tax (CSLL, for its acronym in Portuguese) for fintechs (17.5% through December 31, 2027 and 20% thereafter), along with adjustments to interest on equity. The text preserves exemptions (e.g., basic food basket, nonprofits, Manaus Free Trade Zone, Minha Casa Minha Vida, Prouni) and was framed to bolster the 2026 fiscal balance.

Other Legislation

On January 7, 2022, a law establishing a new regulatory framework for fluvial transportation in Brazil went into effect. This new law seeks to (i) diversify Brazil’s transportation services through increased incentives, (ii) encourage further competition in transportation services, (iii) expand Brazil’s fleet for navigation, (iv) stimulate the development of the national naval industry, and (v) provide incentives for investments from operations in port facilities.

On June 23, 2022, then President Jair Bolsonaro enacted LC No. 194, limiting ICMS tax rates to 17% or 18% for essential products and services, namely goods and services related to fuel, natural gas, electric energy, communications and public transportation. The law determined that states are entitled to financial compensation of tax collection losses deriving from these measures through (i) discount on their refinanced debt (owed to the Federal Government) installments and (ii) resources from the Federal Government share of the Financial Compensation for the Exploitation of Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais or CFEM, for its acronym in Portuguese). The latter is valid only for states that are regularly paying their debts towards the National Treasury, as well as any debts guaranteed by the National Treasury.

On July 14, 2022, the National Congress enacted EC No. 123 which granted the Federal Government a R$41.25 billion waiver on the 2022 spending ceiling to increase social benefits (mainly Auxílio Brasil and Gas Aid), implement an aid program for truck and taxi drivers, increase spending on food provided for low-income people, and reduce ethanol taxes.

In July 2022, the National Congress enacted EC No. 124, establishing provisions for regulation of nursing professionals’ minimum wage level. In August 2022, Law No. 14,434 established minimum monthly wages of R$4,750 for nurses, R$3,325 for nursing technicians and R$2,375 for nursing assistants and midwives. In September 2022, the STF suspended the law alleging that the source of funds for the expenditures was not properly determined by Law No. 14,434 as required by the Fiscal Responsibility Law. In

December 2022, the National Congress enacted EC No. 127 determining that the Federal Government would transfer Social Fund resources to regional governments to provide funding to comply with minimum wage payments to nursing professionals. To address the STF’s ruling that EC No. 127 was still insufficient to meet the requirements provided in the Fiscal Responsibility Law, the National Congress approved Law No. 14,518/2023, which created an extraordinary credit of R$7.3 billion to fund these expenses.

On December 19, 2022, the STF declared the “Secret Budget,” a mechanism that authorized the budget rapporteur to allocate budget resources for unidentified lawmakers at their discretion, unconstitutional.

On December 21, 2022, the National Congress approved PEC No. 126, also known as the “Transition PEC.” The law authorized a R$145 billion increase in the Federal Government’s spending ceiling limit to fund expenses such as Bolsa Família, Gas Aid, Popular Pharmacy, and other public policies. This amount was also excluded from the golden rule compliance (which requires approval by the National Congress) and from the primary balance target. Three other expenditures were also exempted from the spending ceiling: (i) expenses with socio-environmental projects or related to climate change, such as those of the Amazon Fund, to be funded with donations from Norway and Germany, and with projects funded by resources obtained due to judicial or extrajudicial agreements related to environmental disasters (for example, the Brumadinho case); (ii) expenses of federal educational institutions and Scientific, Technological and Innovation Institutions (ICTs) funded by such institutions’ revenues, donations or agreements and contracts signed with states and municipalities or private entities; (iii) Federal Government expenses related to engineering works and services funded with resources provided by states and municipalities, such as works carried out by the Army engineering battalion on highways administered by regional governments.

The Transition PEC also exempted Bolsa Família and Gas Aid from the Fiscal Responsibility Law in 2023. The Fiscal Responsibility Law requires that the President, when proposing to increase government expenses, submit to the National Congress an estimate of the budgetary-financial impact of the suggested increase, as well as a proposed reduction in other expenses, or increase in other revenue streams, in order to guarantee macroeconomic stability and create the proper conditions for socioeconomic growth.

During this session, party leaders also agreed on the allocation of funds from the 2023 “Secret Budget”, which was deemed unconstitutional by the STF on December 19, 2022. The law determined that the funds, totaling R$19.4 billion, would be distributed as follows: R$9.85 billion (50.77%) of the budget, to be applied exclusively to public policy spending, and the remaining R$9.55 billion (49.23%) to be applied to individual amendments. The law also increased the total volume of parliamentary amendments from 1.2% to 2% of the Federal Government net current revenue beginning with the 2024 budget.

On January 1, 2023, President Lula signed a series of decrees and executive orders that changed gun control policy, changed policies on deforestation, maintained the federal tax exemption on fuels, restructured the Presidency of the Republic and its ministries, and kept the allowance under the Bolsa Família income transfer program at a monthly amount of R$600 per person, plus R$150 per child up to six years of age.

On March 31, 2023, the Minister of Finance, Fernando Haddad, announced a proposal for a new fiscal framework which aimed to bring the fiscal deficit to zero by 2024. The proposal would limit the spending growth in each year to 70% of the variation in primary revenue over the previous 12 months. Moreover, the increase in real public expenditures would be limited between 0.6% and 2.5% per year.

The proposal for a new fiscal framework was approved by the National Congress on August 22, 2023, and on August 31, 2023, it was enacted by President Lula. The new fiscal framework replaced the spending cap rule. For more information on the former spending cap, see “Public Finance” in this Exhibit D. This new framework combines a spending limit that is more flexible than the spending cap with a primary result target (result of public accounts net of interest on government debt). The increase in expenditures will be limited to a range between 0.6% and 2.5% above inflation each year and limited to 70% of the variation in primary revenue over the previous 12 months.

On September 13, 2023, the Lower House approved a bill that regulates sports betting, including increasing and redistributing tax and licensing revenues levied from these activities. On December 30, 2023, President Lula enacted the bill into law.

On September 4, 2024, the Senate approved Bill No. 528/2020 known as the “Fuels of the Future” initiative, aimed at decarbonizing Brazil’s energy matrix, creating national programs for green diesel, sustainable aviation fuel and biomethane, and increasing the ethanol and biodiesel blending percentage in gasoline and diesel, respectively. The Lower House then approved the bill on September 11, 2024. On October 8, 2024, President Lula enacted the bill as Law No. 14,993/2024. The law establishes the National Program for Green Diesel (Programa Nacional de Diesel Verde or PNDV, for its acronym in Portuguese), the National Program for Sustainable Aviation Fuel (Programa Nacional de Combustível Sustentável de Aviação or ProBioQAV, for its acronym in Portuguese), and the National Program for the Decarbonization of Natural Gas Producers and Importers and for the Promotion of Biogas (Programa de Descarbonização do Produtor e Importador de Gás Natural e de Incentivo ao Biometano), while setting new minimum blend requirements for ethanol in gasoline and for biodiesel in diesel.

In 2025, the CNPE approved increases in mandatory biofuel blending, raising ethanol in gasoline from 27% to 30% and biodiesel in diesel from 14% to 15%, effective August 1, 2025. The ANP advanced regulatory studies on carbon capture, utilization and storage, while the Ministry of Mining and Energy (Ministerio de Minas e Energia or MME, for its acronym in Portuguese) reported that 39 regulatory acts are still required for the full implementation of Law No. 14,993/2024.

On June 19, 2024, the Senate’s CCJ approved Bill No. 2,234/2022, which would authorize the operation of casinos and legalize gambling in Brazil. As of September 2025, the bill remained pending a full Senate vote, which had not yet been scheduled.

On March 12, 2025, the Federal Government issued Provisional Measure No. 1,292 (MPV, for its acronym in Portuguese) establishing the Crédito do Trabalhador (Workers’ Credit) program. This initiative expands access to payroll-deductible loans (crédito consignado) to private-sector employees, including domestic workers, rural laborers, and employees of micro-entrepreneurs (MEIs, for its acronym in Portuguese), who were previously excluded from such credit lines. The program allows these workers to obtain loans with lower interest rates by using up to 10% of their FGTS (Fundo de Garantia do Tempo de Serviço, or Severance Indemnity Fund) balance and 100% of the severance fine paid to workers upon dismissal as collateral. Loan operations commenced on March 21, 2025, through the Digital Work Card (Carteira de Trabalho Digital) application, enabling workers to receive and compare loan offers from participating financial institutions within 24 hours. Repayment installments are deducted directly from the worker’s paycheck via the e-Social system, with a maximum of 35% of the monthly salary allocated for loan repayment.

MPV No. 1,292 was approved by the Lower House on June 25, 2025, and by the Senate on July 2, 2025. On July 25, 2025, President Lula enacted the MPV as Law No. 15,179/2025.

On April 23, 2025, President Lula submitted the Constitutional Amendment Bill (Proposta de Emenda Constitucional, or PEC, for its acronym in Portuguese) on Public Security to the National Congress. The bill seeks to grant constitutional status to the Unified Public Security System (Sistema Único de Segurança Pública, or SUSP), which was originally established in 2018 through ordinary legislation. The SUSP strengthens the role of the Federal Government in combating organized crime by, for example, enabling the Federal Government to establish general guidelines for public safety, including regarding the penitentiary system, and creates national funds for public safety. The amendment aims to strengthen the role of the state in combating organized crime and ensure a more integrated, coordinated, and permanent public security policy.

On July 15, 2025, the Constitutional Amendment Bill on Public Security was approved by the Lower House’s Constitution, Justice and Citizenship Committee (Comissão de Constituição, Justiça e Cidadania or CCJ, for its acronym in Portuguese). The bill will now be discussed by a special committee before being remitted to the Lower House floor.

On October 31, 2025, the Federal Government submitted Bill No. 5,582/2025 to the National Congress. The Bill aims to modernize Brazil’s tools against organized crime by creating a specific “criminal faction” offense (classified as a heinous crime), tightening penalties, expanding asset-freezing/confiscation and court intervention in companies used by criminal organizations.

On November 3, 2025, the Lower House approved supplementary bill (PLP No. 204/2025) that allows the Federal Government to exclude up to R$3 billion from the primary results target and the Executive Branch’s spending limit in 2025 for expenses incurred on strategic national defense projects. The bill will now be sent to President Lula for enactment.

On November 4, 2025, the Senate established a parliamentary probe (Comissão Parlamentar de Inquérito or CPI, for its acronym in Portuguese) to investigate organized crime in Brazil. The CPI was established one week after a police operation that had a mortality toll of 121 people in Rio de Janeiro.

On November 18, 2025, the Lower House approved the base text of Bill No. 5,582/2025. Changes include incarceration for up to 40 years, a new “legal framework for combating organized crime,” and pre-trial asset seizures, among others. Following its approval by the Lower House, the bill was sent to the Senate.

On November 27, 2025, the National Congress overturned six vetoes to the debt renegotiation program (PROPAG, for its acronym in Portuguese), allowing states to use FNDR, a fund established by tax reform for regional development, to pay debts. The change modifies financing instruments and program adherence (with a deadline cited as December 31, 2025), with fiscal and federative implications.

On December 10, 2025, the Senate unanimously approved a revised text of Bill No. 5,582/2025. The revised bill creates a dedicated fund to combat organized crime financed by a contribution on betting (estimated at R$30 billion/year), treats militias as criminal organizations, and increases penalties on those who create, finance, or join such groups. The bill has been returned to the Lower House to consider the Senate’s changes.

Brazil is scheduled to hold nationwide general elections on October 4, 2026, encompassing elections for the President and Vice President of the Republic, members of the National Congress, state governors and vice governors, and state legislative assemblies. If no candidate for president or governor obtains an absolute majority of the valid votes in the first round, a second-round runoff election will be conducted on October 25, 2026.

For more information on this topic, see “Recent Developments—Other Legislation.”

Foreign Affairs, International Organizations, and International Economic Cooperation

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945 and is an original member of the IMF, the World Bank, the World Trade Organization, the Inter-American Development Bank, the African Development Bank Group, the New Development Bank and the International Fund for Agricultural Development.

In addition, Brazil is a member of several other organizations, including, but not limited to, the Group of Twenty (G-20), Mercosur, BRICS, and the Paris Club. Brazil also has several international bilateral agreements in place that promote economic cooperation.

On March 29, 2023, the Central Bank of Brazil agreed with the Central Bank of China to permit commercial transactions between the two countries to be settled in Chinese currency.

Brazil is currently negotiating to become a full Organization for Economic Cooperation and Development (OECD) member.

On January 1, 2024, the BRICS admitted five new members: Saudi Arabia, Egypt, United Arab Emirates, Ethiopia, and Iran.

Brazil is a member of several organizations, including the Group of Twenty (the “G-20”), Mercosur and the BRICS. Brazil held the presidency of the G20 from December 2023 to November 2024, and it hosted the G-20 Summit on November 18, and 19, 2024, in Rio de Janeiro. The final declaration of the G-20 Leaders’ Summit reaffirms the member countries’ commitment to the main guidelines of the Paris Agreement, while also emphasizing the need for enhanced international collaboration and support to increase public and private climate finance and investment. During the Summit, the Global Alliance against Hunger and Poverty was launched, at the initiative of the Federal Government.

On December 12, 2024, the Federal Government announced the conclusion of negotiations for the Mercosur–European Union Association Agreement. The final agreement reflects commitments to sustainable development, fair labor practices, and increased commerce between the two blocks. The agreement includes the eventual elimination of tariffs on the automotive sector over a period of 30 years, the removal of certain environmental barriers to trade, the creation of multi-lateral labor and environmental regimes, and initiatives to increase the production of sustainable products, particularly aimed at small producers, cooperatives and indigenous communities. The next steps include legal revision, translation into all official languages of the parties, formal signature, internal approval processes—including congressional approval in Brazil—ratification, and eventual entry into force. The agreement allows for bilateral implementation, meaning it can take effect between the EU and any individual Mercosur country once both parties complete ratification.

On June 7, 2025, President Lula expressed his intention to sign the Mercosur–European Union Association Agreement in the second half of 2025.

On July 2, 2025, the Mercosur and the European Free Trade Association (EFTA), which is composed by Switzerland, Norway, Iceland, and Liechtenstein, announced the conclusion of negotiations for a Free Trade Agreement between the two blocs during the 66th Mercosur Summit in Buenos Aires, Argentina.

On January 1, 2025, Brazil assumed the rotating presidency of the BRICS. On January 6, 2025, Indonesia officially joined the BRICS as a full member. On January 17, 2025, Brazil, as the BRICS’ president, released a Conceptual Note (Nota Conceitual) outlining its priorities for the bloc. The document emphasized Brazil’s commitment to advancing initiatives that facilitate trade among BRICS nations using local currencies, aiming to reduce dependency on the U.S. dollar.

On February 13, 2025, U.S. President Donald Trump stated that BRICS member countries could face 100% tariffs if they pursued alternatives to the U.S. dollar for trade settlements.

On February 18, 2025, Brazil’s National Energy Policy Council (Conselho Nacional de Política Energética or CNPE, for its acronym in Portuguese) approved Resolution No. 5/2025, endorsing the country’s participation in three strategic international energy forums: the International Energy Agency (IEA) and the International Renewable Energy Agency (IRENA), in which Brazil would participate as a member state, and the Cooperation Charter between Oil Producing Countries (CoC), in which Brazil would be a participating country. This engagement aims to strengthen Brazil’s role in global energy transition discussions, enhance energy security planning, and promote sustainable practices aligned with the National Energy Plan 2050 and the country’s updated Nationally Determined Contribution (NDC). The Ministry of Mines and Energy, in collaboration with the MRE, will oversee the formal accession processes.

On July 29, 2025, the Minister of Foreign Affairs Mauro Vieira and the Minister of Mines and Energy Alexandre Silveira formalized, in a letter to the Director General of the International Energy Agency (IEA), the Brazilian government’s decision to begin procedures for Brazil’s accession to the agency as a full member. The official request followed the approval of Resolution No. 5/2025 by the National Energy Policy Council, which declared Brazil’s accession to the International Energy Agency to be in the interest of the National Energy Policy.

In July 2025, Brazil hosted the 17th BRICS Summit in Rio de Janeiro. In their Final Declaration issued on July 6, the group reaffirmed its commitment to the Paris Agreement and COP30. The countries also advocated for peace in response to global conflicts and wars, and emphasized the need to deepen economic cooperation among BRIC members, unite in the face of the climate crisis, and promote human, social and cultural development.

For more information on this topic, see “Recent Developments—Foreign Affairs, International Organizations, and International Economic Cooperation.”

Employment and Labor

Employment Levels

The Ministry of Labor (Ministério do Trabalho) reports Brazilian employment statistics regarding formal employment. Formal employment comprises employment that is registered with the Ministry of Labor, including temporary jobs. According to the Ministry of Labor Statistics Report, formal employment in Brazil increased by 2.71% during 2025 (with a net creation of 1,279,498 jobs) as compared to 2024.

The average unemployment rate for 2025 was 5.6%, a decrease of 1.0 percentage point compared to the average unemployment rate for 2024 (6.6%).

During the first quarter of 2025, the unemployment rate was 7.0%, a decrease of 0.9 percentage points compared to the first quarter of 2024. During the second quarter of 2025, the unemployment rate fell to 5.8%, a decrease of 1.1 percentage points compared to the second quarter of 2024, and a decrease of 1.2 percentage points compared to the first quarter of 2025. During the third quarter of 2025, the unemployment rate fell to 5.6%, a decrease of 0.8 percentage points compared to the third quarter of 2024, and a decrease of 0.2 percentage points compared to the second quarter of 2025. During the fourth quarter of 2025, the unemployment rate fell to 5.1%, a decrease of 1.1 percentage points compared to the fourth quarter of 2024, and a decrease of 0.5 percentage points compared to the third quarter of 2025. The numbers for the first, second, third, and fourth quarters of 2025 represent the lowest unemployment rates for the respective periods since 2012.

Wages

On August 28, 2023, Law No. 14,663, establishing a rule for real minimum wage adjustments, was enacted. Under the new rule, beginning January 1, 2024, minimum wages will be adjusted by the previous year’s inflation plus the GDP growth of two years prior.

On April 15, 2024, the Federal Government submitted the 2025 Budgetary Guidelines Bill (Projeto de Lei de Diretrizes Orçamentárias or PLDO, for its acronym in Portuguese) to the National Congress, forecasting a 6.37% increase in the monthly minimum wage from R$1,412 to R$1,502. The estimate was revised to R$1,509 – an increase of 6.87% – in the 2025 Annual Budget Bill (Projeto de Lei Orçamentária Anual or PLOA, for its acronym in Portuguese) submitted to the National Congress on August 30, 2024. Finally, on December 30, 2024, President Lula signed a decree establishing the minimum wage at R$1,518, a 7.5% increase over the 2024 level.

On April 15, 2025, the Federal Government submitted the 2026 PLDO to the National Congress, forecasting a 7.38% increase in the monthly minimum wage from R$1,518 to R$1,630. The estimate was revised to R$1,631 — an increase of 7.44% — in the 2026 LOA submitted to the National Congress on August 29, 2025. Finally, on December 23, 2025, President Lula signed a decree establishing the minimum wage at R$1,621, a 6.79% increase over the 2025 level.

This adjustment aligns with the new rule established by Law No. 15,077 of December 2024, which formalized a minimum wage indexation formula based on the sum of the previous year’s inflation (measured by the INPC) and the real GDP growth rate from two years earlier. However, the law introduced a cap on real increases, limiting them to a maximum of 2.5% above inflation between 2025 and 2030, in accordance with the fiscal framework.

The real average monthly income for the fourth quarter of 2025 was R$3,613, which showed an increase compared to the third quarter of 2025 (R$3,527) and an increase compared to the fourth quarter of 2024 (R$3,440).

Social Security

The law providing for reform of the Brazilian Social Security System went into effect on November 12, 2019, by EC No. 103. EC No. 103/2019 established new minimum retirement age requirements, a new minimum contribution period, transition rules, and other significant changes. The minimum retirement age was set at 65 for men and 62 for women in urban areas, and 60 for men and 55 for women in rural areas. The minimum contribution period was set at 20 years for men and 15 years for women in urban areas, and 15 years for both men and women in rural areas. To protect workers close to retirement, the EC introduced transition mechanisms, including a points system (combining age and contribution time), progressive minimum age, and progressive contribution time. These changes aimed to ensure the long-term fiscal sustainability of the Social Security System.

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 20% of each employee’s wages to the system monthly. In 2025, monthly benefits paid by Brazil’s state-operated social security and pension system increased by 4.14% compared to 2024.

As of January 1, 2025, the monthly lower and upper limits of social security pensions paid to private sector retirees were R$1,518.00 and R$8,157.41, respectively.

On April 23, 2025, the Federal Police and the General Comptroller Office (Controladoria-Geral da União or CGU for its acronym in Portuguese) launched operation “No Discount,” to dismantle a nationwide scheme involving unauthorized deductions from the retirement and pension benefits of National Social Security Institute (Instituto Nacional do Seguro Social or INSS, for its acronym in Portuguese) beneficiaries. Investigations revealed that between 2019 and 2024, approximately R$6.3 billion was illicitly deducted from over six million retirees and pensioners through fraudulent agreements between class entities, such as associations and unions, and the INSS. The operation to uncover the fraudulent scheme involved the execution of 211 search and seizure warrants and six temporary arrest warrants across fourteen states and the Federal District. Seized assets were valued at over R$1 billion. Six public servants, including the then-president of the INSS, were removed from their positions.

In response, the Federal Government suspended all Technical Cooperation Agreements (ACTs) between the INSS and the implicated entities. Additionally, the Attorney General’s Office (AGU) has initiated proceedings to recover approximately R$2.56 billion from the involved entities. The government has assured that all affected individuals will be fully reimbursed by December 31, 2025. Although the total amount to be reimbursed has not yet been established, R$292 million were reimbursed in April, 2025.

On July 17, 2025, the Federal Government issued Provisional Measure No. 1,306/2025, opening an extraordinary credit line of R$3.3 billion in the Federal Government’s budget to compensate retirees and pensioners who were affected by fraudulent deductions in their INSS benefits.

As of August 11, 2025, around 1.6 million retirees and pensioners had been reimbursed, in an aggregate amount of R$1.084 billion.

On August 20, 2025, the National Congress opened a parliamentary probe (Comissão Parlamentar Mista de Inquérito or CPMI, for its acronym in Portuguese) to investigate the fraudulent deductions involving INSS benefits.

As of December 31, 2025, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 4.14% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended December 31, 2025 increased by 6.42% when compared to the one-month period ended December 31, 2024 (in real terms).

State-Owned Enterprises

Corporate Enterprises

Brazil has two types of state-owned enterprises: public enterprises and mixed-ownership companies. Public enterprises, which can exist in any legally permissible corporate form, are wholly owned by the states or the Federal Government and are created by specific laws to carry out economic activities. Examples of federal public enterprises are BNDES and the Federal Savings Bank (Caixa Econômica Federal or CEF, for its acronym in Portuguese). Mixed-ownership companies are corporations majority-owned by the Federal Government or state governments. Petrobras and Banco do Brasil are examples of mixed-ownership companies.

Autonomous Institutions and Public Foundations

Brazil has autonomous institutions and public foundations. Autonomous institutions, such as the Central Bank and the Brazilian Securities Commission (Comissão de Valores Mobiliários or CVM, for its acronym in Portuguese), carry out public functions that require decentralized financial and operational management. Public foundations are public non-profit entities with administrative autonomy that manage their own assets. Their expenses are financed by the Federal Government and other sources.

Privatizations

On July 12, 2021, the law authorizing the privatization of the state-owned electricity holding company Eletrobras (Law No. 14,182/2021 or the “Eletrobras Privatization Law”) went into effect. Eletrobras is considered the largest electricity company in Latin America. On February 15, 2022, the privatization was approved by the Federal Audit Court (Tribunal de Contas da União or TCU, for its acronym in Portuguese) and on February 22, 2022, Eletrobras’s shareholders approved the privatization model proposed by the company’s management, which involved a public offering of the company’s shares in Brazil and abroad to reduce the Federal Government’s participation in the voting capital to a percentage equal or lower than 45%. On May 18, 2022, the TCU also approved, by 7 votes to 1, the privatization model of Eletrobras. This was the last pending step for the Federal Government to be able to carry out the privatization process of the company.

On June 9, 2022, Eletrobras priced its public offering of 697,476,856 common shares, including 9,783,100 American Depositary Shares (“ADSs”), without taking into consideration the overallotment option. The price per share to the public was set at R$42.00. The ADSs were offered and sold to the public at a price of U.S.$8.58 per ADS (including an ADS issuance fee of U.S.$0.05 per ADS). In addition, BNDES Participações S.A. (“BNDESPAR”), as a shareholder of Eletrobras, conducted a secondary offering of 69,801,516 shares owned by BNDESPAR at the same price as the primary offering. Settlement of the offerings occurred on June 14, 2022. As a result of these offerings, the Federal Government’s share in Eletrobras’s voting capital declined from 72% to 43% (considering direct control and other forms of participation). On June 14, 2022, the privatization of Eletrobras was officially completed with a ceremony at the B3 stock exchange.

Private Parties

Under Brazilian law, private parties may only engage in public activities with authorization of the Federal Government. Through public concessions, the Federal Government has authorized private parties to participate in areas formerly reserved to the Federal Government under the Constitution, including broadcasting and telecommunications, electric power service and facilities and hydroelectric power generation. Nuclear energy, as well as mining and processing of radioactive ores, minerals and their by-products, remain under the Federal Government’s monopoly. However, on December 29, 2022, then President Jair Bolsonaro approved Law No. 14,514, which introduced changes in the circumstances in which private companies may conduct activities involving nuclear minerals in association with the state-owned company Indústrias Nucleares do Brasil, including the extension of exploration license terms and allowing for more types of mineral rights to be used as collateral in financing transactions.

Environment

The Constitution grants citizens the right to a clean environment. It imposes duties on the Federal Government, the states, the Federal District and municipalities to protect the environment, take measures against pollution and protect fauna and flora. At the federal level, the Ministry of the Environment and Climate Change (Ministério do Meio Ambiente e Mudança do Clima) formulates and implements environmental policies, the National Council on the Environment (Conselho Nacional do Meio Ambiente or CONAMA, for its acronym in Portuguese) prepares environmental regulations, and the Ibama supervises and oversees the application of environmental regulations.

Over the past four decades, Brazil has increased its efforts to improve the environment and ensure long-term sustainable economic development. The Federal Government’s efforts have focused on combating deforestation, promoting the recovery and reasonable use of biological diversity and expanding protected areas. The Brazilian Forest Code (Código Florestal Brasileiro), enacted in 2012, establishes rules designed to restore lands damaged due to non-compliance with preservation rules, in addition to legal reserves (portions of privately-owned land preserved for natural resources) and permanent preservation areas, which are subject to certain preservation requirements.

Sustainable development is also at the core of Brazilian foreign policy. In its initial NDCs presented in 2015, Brazil committed to reducing greenhouse gas emissions from 2005 levels by 37% by 2025 and 43% by 2030. In its 2021 NDC update, the country reaffirmed the 37% reduction target for 2025, increased the 2030 target to a 50% reduction, and committed to achieving net-zero emissions by 2050. In November 2024, Brazil submitted a new NDC to the United Nations Framework Convention on Climate Change, setting an absolute target for 2035 in the range of 850 million to 1.05 billion tons of CO2 equivalent—representing a 59–67% reduction from 2005 levels. Implementation will be supported by the Plano Clima, a set of sectoral mitigation plans to be concluded in the first half of 2025, and by the SBCE, established by Law No. 15,042/2024, which will regulate carbon credit generation, trading, and compliance obligations across key sectors.

Brazil has one of the world’s largest reserves of tropical rainforest and is the country with the greatest biodiversity in the world. According to the MME, Brazil has one of the cleanest energy consumption profiles in the industrialized world, with 88.2% of all energy capacity production derived from renewable sources in 2024.

Brazil is also the world’s second-leading producer of ethanol fuel.

On April 4, 2014, BP Energy do Brasil requested Ibama’s authorization to carry out oil and gas drilling tests in an offshore area located 500km from the mouth of the Amazon River, close to the states of Amapá and Pará. In December 2020, the exploratory rights of this block were transferred to Petrobras. Ibama denied the request, citing, among other reasons, that the documentation presented would not ensure the protection of the region’s biological diversity or the safety of indigenous communities. On May 25, 2023, Petrobras submitted a request to Ibama for a new evaluation.

On February 22, 2022, the Lower House approved PEC No. 39/2011, which aims to transfer ownership of marine lands (terrenos de marinha), meaning lands bordering rivers and the sea, from the Federal Government to its occupants. The transfer would be free of charge if the land is occupied by states and municipalities, and subject to payment if occupied by private businesses or individuals. After 11 years in the Lower House, the proposal was sent to the Senate, where it was renumbered as PEC No. 3/2022. On May 27, 2024, the Senate’s CCJ resumed discussions on the matter. However, on December 4, 2024, following a request for further review, the Committee postponed the vote, with no new date scheduled for its resumption. As of December 2025, the Committee had not yet scheduled a date to vote on the bill.

On May 30, 2023, the Lower House approved Bill No. 490/2007, later enacted as Law No. 14,701/2023. This law introduced the “marco temporal” (time frame) principle, limiting the recognition of indigenous lands to those territories proven to have been occupied by indigenous peoples as of October 5, 1988. On September 21, 2023, the STF ruled that the “marco temporal” principle was unconstitutional. However, on September 27, 2023, the bill was approved by the Senate and on October 23, 2023, President Lula vetoed it almost entirely, including the “marco temporal” provision. On December 14, 2023, the National Congress overrode the presidential veto on this matter. There are five appeals against Law No. 14,701/2023 awaiting judgment by the STF. On August 5, 2024, the STF began conciliation hearings on these appeals jointly with a special committee formed by representatives of the federal, state and municipal governments, the National Congress, civil society and indigenous populations. These developments underscore the ongoing legal and societal debates surrounding the “marco temporal” and the demarcation of indigenous lands in Brazil. On June 23, 2025, the STF held the last meeting of the special conciliation committee convened on the “marco temporal” for demarcating indigenous lands. After nine months of work, a draft was prepared with suggestions for a preliminary bill that will be sent to the National Congress to amend Law No. 14,701/2023. No changes were proposed on the “marco temporal” principle because the committee could not reach a consensus in this respect.

On January 20, 2023, the Federal Government declared a public health emergency in the Yanomami Indigenous Territory (Terra Indígena Yanomami or TIY, for its acronym in Portuguese), as the Yanomami people were severely impacted by illegal mining activities that prevented them from cultivating their land and faced high rates of death from illnesses such as malaria and dysentery, due to a lack of access to essential medicines. Since January 2023, the Federal Government has implemented a comprehensive strategy to combat illegal mining and address the humanitarian crisis in the TIY. This plan includes coordinated actions across health, security, and territorial protection, with an investment of R$1.7 billion. Key outcomes include a 94% reduction in active illegal mining areas—from 4,570 hectares in March 2024 to 269 hectares in February 2025—and a 68% decrease in deaths due to malnutrition in the first half of 2024 compared to the same period in 2023.

In May 2023, Brazil’s environmental agency, the Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or Ibama, for its acronym in Portuguese), denied Petrobras’ request to drill an exploratory well in the Amazon Mouth Basin, part of the Equatorial Margin, citing technical shortcomings and the absence of a Sedimentary Area Environmental Assessment (Avaliação Ambiental de Área Sedimentar or AAAS, for its acronym in Portuguese).

Petrobras appealed the decision, and in February 2025, Ibama’s president requested additional information, despite internal technical recommendations for definitive rejection. On May 19, 2025, Ibama approved Petrobras’ oil spill emergency response plan, authorizing practical response simulations, including wildlife rescue drills. However, Ibama clarified that this approval did not constitute a drilling license. On August 13, 2025, Senate President Davi Alcolumbre and Senator Randolfe Rodrigues announced that Petrobras and Ibama had reached an agreement to conduct a Pre-Operational Assessment (Avaliação Pré-Operacional or APO, for its acronym in Portuguese) in the Amazon Mouth Basin on August 24, 2025. The APO was performed in the FZA-M-59 offshore block and was concluded on August 27, 2025. On October 20, 2025, Petrobras received the requested license from Ibama to initiate exploratory drilling in the Equatorial Margin.

In August 2024, extensive wildfires in Brazil’s Amazon and Pantanal regions led to significant smoke dispersion, adversely affecting air quality across 10 Brazilian states. The United Nations Children’s Fund (UNICEF) issued a health warning on August 12, 2024, advising the public to take necessary precautions in response to the deteriorating air quality. By September 15, 2024, authorities had registered 820 fires across the Amazon, the Cerrado and the Pantanal regions of which 71% were extinguished or controlled. In addition, 58% of the national territory was affected by droughts in 2024. As of September 6, 2024, the Federal Government had sent 1,468 firefighters to the Amazon, and 907 firefighters to the Pantanal region, along with four helicopters, eight planes and 44 boats. The Federal Government also commissioned five additional helicopters to fight fires in the Pantanal region.

In response to growing wildfire risks, the National Congress approved Law No. 14,944, which President Lula enacted in July 2024, establishing the National Integrated Fire Management Policy (Política Nacional de Manejo Integrado do Fogo). The law provides for a planned and coordinated approach to the controlled and responsible use of fire, with the goal of preventing and combating wildfires, conserving ecosystems, and respecting traditional practices. On February 26, 2025, the National Committee for Integrated Fire Management (Comitê Nacional de Manejo Integrado do Fogo or COMIF, for its acronym in Portuguese) issued a resolution pursuant to Law No. 14,944. The resolution sets guidelines for the development of Integrated Fire Management Plans (Planos de Manejo Integrado do Fogo or PMIFs, for its acronym in Portuguese) at various levels of state and local government and makes PMIFs mandatory for conservation units classified as high risk and for rural properties where controlled burns are conducted for agricultural purposes. The resolution establishes a two-year deadline for states to develop their PMIFs, which must cover either the entire territory or areas at highest risk. Municipalities and municipal consortia, as well as indigenous territories and traditional communities—especially in critical or high-priority areas—are encouraged to prepare their own PMIFs. On February 27, 2025, Minister Marina Silva signed an ordinance that automatically sets environmental emergency status in specific regions during certain periods due to wildfire risk. The ordinance identifies vulnerable areas across the country and highlights periods of heightened risk, enabling the emergency hiring of federal firefighting brigades. It also sets parameters for prioritizing state-level wildfire prevention efforts.

On January 30, 2025, the Federal Government inaugurated the Special Border Detachment (Destacamento Especial de Fronteira or DEF, for its acronym in Portuguese) in Waikás, in the TIY, enhancing the Federal Government’s permanent presence and operational capacity in the region. This facility supports integrated air and river surveillance and facilitates rapid response to illegal activities.

On June 17, 2025, the National Oil, Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis or ANP, for its acronym in Portuguese) held an auction of drilling exploration areas, in which 34 oil exploration blocks were sold, and 19 of them were in the Equatorial Margin.

On April 28, 2025, the Federal Government announced the launch of the 2nd Eco Invest Auction. The auction aims to mobilize resources to finance projects for the restoration of degraded land and to promote the conversion of those degraded areas into sustainable, productive systems. The second auction of the Eco Invest Brasil Program attracted the participation of 11 financial institutions and represented a demand for R$17.3 billion in catalytic capital, with the potential to unlock R$31.4 billion in total investments – combining public and private resources – for the restoration of degraded areas across the country.

On May 21, 2025, the Senate approved Bill No. 2,159/2021, the General Environmental Licensing Law (Lei Geral de Licenciamento Ambiental or LGLA, for its acronym in Portuguese), standardizing environmental licensing procedures nationwide and simplifying the issuance of licenses for low-impact projects. As the draft approved by the Senate contained certain changes in relation to the draft previously approved by the Lower House, the bill returned to the Lower House, where it was approved on July 17, 2025. President Lula enacted the General Environmental Licensing Law on August 8, 2025, with 63 vetoes.

On August 7, 2025, the Ministry of Environment and Climate Change announced that, from August 2024 to July 2025, the areas under risk of deforestation in the Amazon increased by 4% compared to the previous period, from August 2023 to July 2024. The increase was driven by the fires that occurred in the region in the second half of last year. Nevertheless, the total area under risk of deforestation in the Amazon from August 2024 to July 2025 was the second lowest in the time series maintained by the Federal Government.

On October 8, 2025, the Federal Government launched the third auction of the Eco Invest Brasil program. The initiative, coordinated by the Ministry of Finance and the Ministry of Environment and Climate Change and backed by the Inter-American Development Bank (IDB) and the United Kingdom Embassy in Brazil, aims to attract foreign equity investment into Brazil’s green-economy sectors.

On October 17, 2025, the Federal Government published a decree amending Article 55 of Decree No. 12,046/2024 (which implements the Law No. 11,284/2006 on public forest management). The amendment enables concessionaires of public forest land to adopt internationally-recognized methodologies for carbon-credit certification in the absence of specific national rules.

On October 30, 2025, the Brazilian Federal Government announced that deforestation in the Amazon fell by 11.1% between August 2024 and July 2025 compared to the previous period, according to estimates from the PRODES monitoring system of the National Institute for Space Research (INPE). The deforested area totaled 5,796 km², representing the third-lowest rate in the historical series since measurements began in 1988 and the third consecutive year of decline under President Luiz Inácio Lula da Silva’s administration. The government also stated that the result reflected strengthened environmental governance, enhanced enforcement actions, and expanded monitoring and prevention policies aimed at achieving zero deforestation by 2030.

Sustainable Taxonomy

In December 2023, during COP28 in Dubai, Brazil’s Ministry of Finance unveiled the Action Plan for the Brazilian Sustainable Taxonomy. The taxonomy introduces a classification system designed to identify economic and financial activities that are environmentally and socially sustainable. It aims to direct both public and private investments toward green and inclusive projects, promote sustainable technological advancements, and ensure transparent reporting on sustainable financial flows. The taxonomy encompasses 11 climate, environmental, and social objectives, covering sectors such as agriculture, extractive industries, manufacturing, energy, water and sanitation, construction, transportation, and select social services. Notably, it emphasizes Brazil’s unique environmental and social challenges while aligning with international standards to facilitate global interoperability.

From November 2024 to March 2025, the draft technical framework of the Brazilian Sustainable Taxonomy underwent public consultation. The inputs received were reviewed by sectoral and thematic working groups and the Advisory Committee.

On November 3, 2025, the Federal Government published Decree No. 12,705, which establishes the Brazilian Sustainable Taxonomy (“TSB”) as an instrument of the Ecological Transformation Plan. The text recognizes the TSB as the guiding tool for incentives and economic policies aimed at sustainable development, as well as for monitoring labeled finances. The regulation also defines principles, strategic, environmental, and socioeconomic objectives, as well as the structure of the criteria that will guide its implementation by the Federal Government.

COP30

The 30th United Nations Climate Change Conference (COP30) was held in Belém, Brazil, from November 10 to 21, 2025, marking the first time the event took place in the Amazon region. The Federal Government invested approximately R$4.7 billion in infrastructure projects to prepare the city for the arrival of around 60,000 participants, including world leaders, diplomats, investors, and activists.

On November 11, 2025, during COP30 in Belém, Brazil’s Ministry of Environment and Climate Change launched the Prospera Sociobio program, which translates the National Bioeconomy Development Plan (PNDBio, for its acronym in Portuguese) guidelines into on-the-ground actions focused on indigenous peoples, traditional communities, and family farmers. The PNDBio itself remained under development in 2025, following a public consultation held in September–October 2025.

On November 13, 2025, the Federal Government launched the National Program for Urban Forests (PlaNAU, for its acronym in Portuguese) to promote urban reforestation and green infrastructure in Brazilian cities. The program includes funding for municipalities to plant trees, create green corridors, and improve air quality.

On November 14, 2025, during COP30 in Belém, the Federal Government launched the call for proposals for the 4th auction of the Eco Invest Brazil Program, exclusively targeting the Amazon region. The new round aims to raise up to US$4 billion in sustainable projects through blended finance, which would support value chains in bioeconomy, sustainable tourism, and enabling infrastructure. Projects would include foreign exchange hedging aimed at attracting international capital.

On November 19, 2025, during COP30, the National Treasury launched the Eco Invest Brazil Monitor, a public platform that consolidates data on funded projects, including location, sectors, investment volumes, and implementation stages. The tool initially maps 12 projects totaling over R$12 billion in investments, offering transparency and a concrete view of the program’s impact across the country.

On November 27, 2025, the Federal Government announced a task force to regulate the carbon market by end-2026. The Extraordinary Secretariat for the Carbon Market was created and initiated efforts to structure the Brazilian Emissions Trading System, with a roadmap extending to December 2026 and direct impact on national climate policy and environmental regulation.

On November 27, 2025, the National Congress overturned vetoes on environmental licensing law, reinstating provisions that ease rules and changes procedural parameters. The Federal Government managed to postpone part of the analysis related to Special Environmental Licensing (LAE, for its acronym in Portuguese) and mentioned a provisional measure to address the issue. The decision has immediate institutional effect by reshaping the licensing framework and the distribution of regulatory powers.

On December 8, 2025, the National Strategy for Sustainable Public Procurement (Decree No. 12,771/2025) was published in the Official Gazette, instituting a strategy that integrates social and environmental criteria into public procurement, with practical effects on sustainability, social inclusion, and innovation policies in government contracting.

On December 8, 2025, the Ministry of Environment and Climate Change (MMA) launched the National Biodiversity Strategy and Action Plan (Epanb) 2025–2030, comprising 234 actions to be executed across 20 ministries and 30 federal agencies. The plan guides conservation, restoration, sustainable use of biodiversity, and benefit-sharing, with a focus on ecosystem protection and environmental governance. Key targets include effective protection of 80% of the Amazon and 30% of other biomes and coastal-marine systems by 2030, and restoration of at least 30% of degraded areas in each biome.

On December 15, 2025, the Interministerial Committee on Climate Change approved the new National Climate Change Plan (Plano Clima), the first since 2008. It sets a roadmap to meet Brazil’s Paris Agreement targets. Developed with input from 25 ministries, the plan outlines sectoral strategies for mitigation and adaptation, aiming to reduce greenhouse gas emissions by about 50% by 2035 (vs. 2022) and reach net-zero by 2050.

On December 16, 2025, the Ministry of Environment and Climate Change presented the Brazilian Action Plan to Combat Desertification and Mitigate Drought Effects (PAB-Brasil), outlining 38 strategic goals and 175 actions with monitoring indicators to guide federal efforts over the next 20 years. Aligned with the UNCCD and involving multiple ministries, the plan targets restoration of 10 million hectares of degraded land in the Caatinga and will benefit 39 million people across 1,600 municipalities vulnerable to desertification.

In 2025, the Eco Invest Brazil program included over R$14 billion allocated to high-impact sustainable projects. Three auctions were held during the year, mobilizing around R$75 billion in potential investments (including R$46 billion from foreign capital). The Treasury plans to expand the program with new auctions in 2026.

Tropical Forests Forever Fund (TFFF)

Brazil led the creation of the Tropical Forests Forever Fund (TFFF), which was launched during the COP30. The TFFF enables payments to be made to countries that guarantee the conservation of these forests. The initiative aims to strengthen the maintenance of standing forests, demonstrating that their protection is worth more than their destruction. In total, more than 70 developing countries with tropical forests can receive resources from what would be one of the largest multilateral funds ever created on the planet.

Officially launched during the Climate Summit in Belém (pre-COP30), the Tropical Forests Forever Fund (TFFF) began with US$5.5 billion in financial commitments, combining Brazil’s US$1 billion pledge with pledges from Norway (US$3 billion), Indonesia (US$1 billion), and France (US$500 million). The innovative climate finance mechanism blends public and private capital in an investment model to reward tropical countries for forest conservation, with at least 20% of funds earmarked for Indigenous peoples and local communities.

On November 19, 2025, during COP30, the German government officially announced a €1 billion pledge to the Tropical Forests Forever Fund (TFFF).

On November 23, 2025, the TFFF was recognized as one of the summit’s key outcomes, having mobilized approximately US$6.7 billion in financial commitments and securing support from 63 countries.

For more information, see “Recent Developments—Environment.”

On November 3, 2022, the STF determined that the Federal Government should reactivate the Amazon Fund (Fundo Amazônia), originally created to raise funds and finance measures to protect the environment in the region. The fund was created in 2008 and receives donations from international institutions and governments to finance actions to prevent and combat deforestation in the Amazon. Since the 2022 STF decision mandating its reactivation, the Amazon Fund has significantly accelerated its impact. In 2024, it set a new record with approximately R$882 million in project approvals – surpassing levels in prior years. In the first half of 2025, project approvals topped R$1.19 billion, marking the strongest six-month period in the Fund’s history. The Fund also broadened its geographic and thematic reach: it approved up to R$150 million for wildfire prevention and firefighting in the Cerrado and Pantanal biomes and allocated resources for agroecology and sustainable production benefiting vulnerable communities. It also launched new initiatives in states such as Rondônia and Acre.

On January 31, 2023, the Federal Government published a decree determining actions to face the emergency in public health and combat illegal mining in the indigenous Yanomami territory. The decree authorized the Ministries of Defense, Health, Development and Social Assistance, Family and Fight against Hunger, and Indigenous Peoples to take measures and mobilize resources to address the situation. On February 10, 2023, the Federal Police began implementing actions to interrupt the logistics of and eradicate illegal mining in indigenous Yanomami lands. On January 9, 2024, the Federal Government announced that it planned to establish a permanent presence in the Yanomami territory, in the state of Roraima, to fight illegal mining and guarantee protection to the region’s indigenous people. After the emergency measures adopted in 2023, which included providing food, medical aid and healthcare assistance combined with Ibama operations to destroy illegal mining areas, seize equipment and block the flow of illegal mining supplies, the new phase has a budget of R$1.2 billion in actions oriented to strengthen public health, surveillance and territorial control.

On March 30, 2023, the Federal Revenue Service of Brazil published Normative Instruction No. 2,138, which makes the issuance of an electronic receipt for gold financial assets mandatory. This document registers operations with gold as a financial asset or exchange instrument. On April 4, 2023, the STF suspended, on a precautionary basis, a section of Law No. 12,844/2013 that had a presumption of legality of gold traded in Brazil and good faith of gold buyers. These measures are considered major advances in the fight against financial support for illegal gold mining activities, especially in regions such as the Amazon, and are expected to curb illegal actions that harm the environment, the Brazilian people and the country’s economy.

On May 30, 2023, the Lower House approved Bill No. 490/2007, later enacted as Law No. 14,701/2023. This law introduced the “marco temporal” (time frame) principle, limiting the recognition of Indigenous lands to those territories proven to have been occupied by Indigenous peoples as of October 5, 1988. On September 21, 2023, the STF ruled that the “marco temporal” principle was unconstitutional. However, on September 27, 2023, the bill was approved by the Senate and on October 23, 2023, President Lula vetoed it almost entirely, including the “marco temporal” provision. On December 14, 2023, the National Congress overrode the presidential veto on this matter. There are five appeals against Law No. 14,701/2023 awaiting judgment by the STF. On August 5, 2024, the STF began conciliation hearings on these appeals jointly with a special committee formed by representatives of the Federal, state and municipal governments, the National Congress, civil society and indigenous populations. These developments underscore the ongoing legal and societal debates surrounding the “marco temporal” and the demarcation of indigenous lands in Brazil.

On June 23, 2025, the STF held the last meeting of the special conciliation committee convened on the “marco temporal” for demarcating indigenous lands. After nine months of work, a draft was prepared with suggestions for a preliminary bill that will be sent to the National Congress to amend Law No. 14,701/2023. No changes were proposed on the “marco temporal” principle because the committee could not reach a consensus in this respect.

On August 8, 2023, President Lula and seven other Amazonian country members of the Amazonian Cooperation Treaty signed the Belém Declaration. The document contains 113 guidelines agreed by the signing nations and aims to play a central role in implementing the Amazon cooperation agenda.

On October 3, 2023, the Federal Government announced measures to mitigate the socio-environmental impact of the drought in the Amazonian region, caused by climate change. An amount of R$628 million was allocated for the dredging of the Madeira and Solimões rivers and providing humanitarian aid and reinforcement of firefighting, among other actions.

On November 29, 2023, the Lower House approved a bill that sets a regulatory framework for the exploration of offshore wind energy production and concessions. On December 12, 2024, the Senate approved the bill, and on January 10, 2025, President Lula enacted it as Law No. 15,097. Among other matters governed by Law No. 15,097/2025, it established that the Federal Government will be responsible to determine the maritime areas that may be used for energy generation, as well as the legal regime under which such areas may be explored, whether through concessions or authorization mechanisms. The law also prohibited offshore wind energy production in certain areas, such as navigation routes, military zones, and protected cultural and natural heritage sites. Additionally, the law mandated that contracts for the use of these areas undergo two phases: an evaluation phase to assess economic and environmental feasibility, and an execution phase for implementation and operation.

On November 11, 2024, the Ministry of Environment and Climate Change announced that from August 2023 to July 2024, the rate of deforestation in the Amazon decreased by 30.63% relative to the previous period (from August 2022 to July 2023), representing the largest drop in 15 years.

On January 30, 2025, the Federal Government inaugurated the Special Border Detachment (Destacamento Especial de Fronteira or DEF) in Waikás, in the TIY, enhancing the state’s permanent presence and operational capacity in the region. This facility supports integrated air and river surveillance and facilitates rapid response to illegal activities.

On April 28, 2025, the Federal Government announced the launch of the second Eco Invest Brasil auction. The Eco Invest Brasil program auction aims to mobilize resources to finance projects for the restoration of degraded land and to promote the conversion of those degraded areas into sustainable, productive systems. The second auction of the Eco Invest Brasil program attracted the participation of 11 financial institutions and represented a demand for R$17.3 billion in catalytic capital, with the potential to unlock R$31.4 billion in total investments – combining public and private resources – for the restoration of degraded areas across the country.

On October 8, 2025, the Federal Government launched the third auction of the Eco Invest Brasil program. The initiative, coordinated by the Ministry of Finance and the Ministry of Environment and Climate Change and backed by the Inter-American Development Bank (IDB) and the United Kingdom Embassy in Brazil, aims to attract foreign equity investment into Brazil’s green-economy sectors.

Ecological Transformation Plan

In May 2023, the Federal Government initiated a project to develop a national sustainable taxonomy. In the first phase of the project, interministerial working groups defined priority topics and guidelines for the taxonomy and established an Action Plan, which was published in November 2023 and launched in December 2023 in at the 2023 United Nations Conference on Climate Change (“COP28”).

The 2023/2024 Harvest (Safra) Plan is a Federal Government program which supports the agricultural sector, offering lines of credit, incentives and agricultural policies for rural producers, from family farmers to mega producers. To incentivize the strengthening of environmentally sustainable production systems, the Safra Plan offered a reduction in interest rates for the recovery of pastures and rewards for rural producers who adopt practices sustainable agricultural practices. The 2023/2024 Safra plan offered 26.8% more resources than the previous year’s plan.

On August 11, 2023, the Ministry of Finance presented the Ecological Transformation Plan, which aims to propel structural changes to the Brazilian economy and environment. The plan was coordinated by the Ministry of Finance and had the contribution and direct involvement of other ministries, such as the Ministry of Environment and Climate Change. The main features of the Plan are the creation of a regulated carbon market through the SBCE (Law No. 15,042 passed in December 2024), the issuance of sustainable sovereign bonds, the creation of a national taxonomy for sustainability and the reformulation of the Climate Fund to finance activities involving technological innovation and sustainability.

On August 16, 2023, the Federal Government issued Decree No. 11,635, recreating the Environmental Conservation Support Program (Bolsa Verde). Originally established by Law No. 12,512 on October 14, 2011, the program was deactivated in 2016. In the new version of the program, Bolsa Verde will make quarterly payments of R$600.00 to families living in sustainable use conservation units (extractive reserves, national forests, and sustainable development reserves), in environmentally differentiated settlements of agrarian reform (forestry, agroextractive, and sustainable development) and in territories occupied by traditional peoples and communities, such as riverside communities, extractive communities, indigenous peoples, quilombolas, and others. Beneficiaries commit to taking care of the region where they live, using natural resources sustainably, and preserving the forest, in addition to helping monitor and protect these areas. In addition to the payments, they will have access to technical assistance, socio-environmental rural extension, environmental conservation, and socio-productive inclusion actions.

As part of the Ecological Transformation Plan, on December 21, 2023, the Lower House approved Bill No. 2,148/15 to create and regulate the carbon market in Brazil. The bill provides for creating the SBCE, which is responsible for setting ceilings for emissions and establishing a carbon credit securities market. Since the bill was an addition of a Lower House proposal to a bill already approved by the Senate, it was sent to the Senate for another round of approval and is waiting for analysis.

On December 30, 2023, the Federal Government issued MPV No. 1,205/2023, which launched the Green Mobility and Innovation Program (the “Mover” Program) for decarbonization in the transportation sector as part of the Ecological Transformation Plan. The Mover Program is intended to support technological development, global competitiveness, integration into global value chains, decarbonization, and the transition to a low-carbon economy within the production and innovation ecosystem for automobiles, trucks, buses, motorized chassis, self-propelled machinery, and automotive parts. It includes an incentive program for R&D and technology production.. As an executive order, the validity was immediate, but it required legislative approval within 60 days to remain in force. The Federal Government therefore submitted the Mover Program for legislative approval through Bill No. 914/2024. During the discussion of the bill, congressmen added a provision for the creation of a 20% tax on purchases made abroad of up to US$50.00, which are currently exempt from import tax, and 60% tax on international purchases from US$50.00 to US$3,000.00, with a US$20.00 discount in the total tax payment. The bill was approved by the National Congress on June 11, 2024, and enacted by the President on June 27, 2024.

On February 26, 2024, the Ministry of Finance and Ministry of Environment and Climate Change announced the creation of the External Private Capital Mobilization and Currency Hedge Program (Eco Invest Brasil). The initiative, part of Brazil’s Ecological Transformation Plan, aims to encourage foreign investment in sustainable projects in Brazil and offer exchange rate hedge solutions to mitigate currency risk. On April 22, 2024, the program was officially launched by MPV No. 1,213/2024. On June 11, 2024, the Ministry of Finance issued Portaria MF No. 964 setting the eligibility criteria for investments to benefit from the Eco Invest Brasil program and providing further regulation of the program. Although MPV No. 1,213/2024 ceased to be valid on August 21, 2024, the Lower House approved Bill No. 1,725/2024 to replace it. Following the approval by the Lower House, Bill No. 1,725/2024 was sent to the Senate for consideration, where it was approved on September 18, 2024. On October 10, 2024, President Lula enacted Bill No. 1,725/2024 as Law No. 14,995.

On June 18, 2024, the Federal Government launched Brazil’s green seal program (Programa Selo Verde Brasil) through Decree No. 12,063/2024. The program aims to determine Brazil’s national guidelines for the standardization and certification of sustainable products and services.

On August 2, 2024, President Lula enacted Law No. 14,948/2024, which created a legal framework for the production of low-carbon-emission hydrogen in Brazil and set tax incentives for the sector.

In August 2024, the Federal Government introduced the Pact for Ecological Transformation, which aligns with the Ecological Transformation Plan. This initiative represents a commitment by the Executive, Legislative and Judicial branches to act harmoniously and in integrated fashion to promote ecological transformation through legislative, administrative, and judicial measures.

On November 27, 2024, Brazil announced its updated NDC, committing to reduce greenhouse gas emissions between 59% and 67% by 2035, as compared to 2005 levels. The commitment is underpinned by the country’s Climate Plan (Plano Clima), which guides the implementation of Brazil’s climate targets. Since the second half of 2023, the Climate Plan has been coordinated by the Interministerial Committee on Climate Change (CIM, for its acronym in Portuguese), which is composed of representatives from 23 ministries, the Rede Clima and the Brazilian Forum on Climate Change. The Climate Plan includes national adaptation and mitigation strategies—the latter aiming at emission reductions and the former at increasing resilience—as well as seven sectoral mitigation plans and sixteen sectoral and thematic adaptation plans. It also features cross-cutting strategies addressing implementation, dealing with issues such as financing, governance, capacity building, and measures for a just transition. The public consultation phase for the national adaptation and mitigation strategies and for the sectoral and thematic adaptation plans concluded on May 9, 2025, having gathered input from approximately 24,000 participants. Public consultation for the sectoral mitigation plans will also take place but has not yet begun

Law No. 15,042, enacted on December 11, 2024, instituted the SBCE. The SBCE introduced a cap-and-trade mechanism, setting greenhouse gas emission limits for regulated sectors and allowing the trading of emission allowances known as Brazilian Emission Quotas (Cotas Brasileiras de Emissão, or CBEs), a fungible, tradable asset representing the right to emit 1tCO2e (one ton of carbon dioxide equivalent). In addition to CBEs, the SBCE also recognized Certificates of Verified Emission Reduction or Removal (Certificados de Redução ou Remoção Verificada de Emissões, or CRVEs). While CBEs are emission allowances allocated under the regulatory cap, CRVEs represent verified emissions reductions or removals achieved through eligible projects. CRVEs can be used for compliance purposes within the SBCE and are also tradable, providing flexibility to regulated entities and fostering investment in decarbonization initiatives.

The implementation of the SBCE will occur in five phases. In the first phase, which will last 12 months and may be extended once for an equal period, a regulatory framework will be established, including the creation of a managing authority and the definition of the sectors subject to regulation. In the second phase, also lasting 12 months, the monitoring, reporting, and verification system will be operationalized, and regulated entities will be required to begin submitting standardized emissions data. The third phase, with a duration of 24 months, will require companies to submit both verified emission reports and monitoring plans on a mandatory basis. In the fourth phase, the system will initiate its first allocation cycle, distributing CBEs through a National Allocation Plan. Finally, in the fifth phase, the full carbon market will become operational, including the holding of greenhouse gas quota auctions and the establishment of a regulated secondary market for CBEs.

On May 21, 2025 the Senate approved bill No. 2,159/2021, the General Environmental Licensing Law (“LGLA,” for its acronym in Portuguese), standardizing environmental licensing procedures nationwide and simplifying the issuance of licenses for supposedly low-impact projects. Approved with amendments, the LGLA bill will return to the Lower House.

The Federal Government established, through Decree No. 11,532, on May 16, 2023, the Sovereign Sustainable Finance Committee (CFSS, for its acronym in Portuguese), a permanent panel under the purview of the Ministry of Finance. On September 5, 2023, Brazil approved its sovereign sustainable bond framework (“Brazil’s Sovereign Sustainable Bond Framework” or the “Framework”), which contemplates that amounts at least equivalent to the net proceeds of sustainable sovereign bonds issued under the Framework may be allocated, through virtual allocation, to eligible expenditures in one of the following categories (subcategories defined in the Framework):

Environmental:

(i)	pollution prevention and control;

(ii)	renewable energy;

(iii)	energy efficiency;

(iv)	clean transport;

(v)	sustainable management of living and natural resources and land use;

(vi)	terrestrial and aquatic biodiversity;

(vii)	sustainable management of water and effluents;

(viii)	adaptation to climate change; and

(ix)	circular economy adapted products, production technologies and processes.

Social:

(i)	social-economic development and empowerment;

(ii)	food security and sustainable food systems;

(iii)	employment generation;

(iv)	access to affordable housing; and

(v)	access to basic infrastructure.

These categories have been defined in line with the International Capital Market Association’s (“ICMA”) Green Bond Principles 2021, Social Bond Principles 2023, and Sustainability Bond Guidelines 2021. The Framework also provides that any expenditures related to the following activities will be excluded from eligible categories:

(i)	government assistance and subsidies given to civil and military servants (housing assistance, pensions, retirement, medical and health plans, indemnity benefits);

(ii)	public utility advertising;

(iii)	indemnities or penalties linked to compliance with court decisions;

(iv)	alcohol for consumption, arms, tobacco or gambling industry;

(v)	weapons industry;

(vi)	planning or construction of airport infrastructure;

(vii)	planning or construction of maritime port infrastructure and maritime transport;

(viii)	highway planning or construction;

(ix)	mining;

(x)	inorganic or synthetic fertilizers, pesticides, or herbicides;

(xi)	extraction, transport, trade or generation of energy from mineral coal;

(xii)	extraction, transport, trade, generation of energy or production of fuels from oil, natural gas and derivatives;

(xiii)	construction, or generation of energy, from nuclear power plants;

(xiv)	any project or activity that directly or indirectly violates the rights of indigenous peoples, and traditional peoples and communities;

(xv)	any project or activity that is directly or indirectly linked to human rights violations, child labor and forced labor;

(xvi)	direct waste incineration; and

(xvii)	production or commercialization of any product or activity considered illegal under national or international laws or regulations, conventions and agreements signed by Brazil.

The Federal Government, through the CFSS, will publish updated information on the allocation of an amount equal to the net proceeds of any sustainable bonds issued under the Framework through allocation and impact reports, as well as continuous monitoring of the assessment of eligible projects’ adherence to the Framework, as further indicated in the Framework.

In line with international market standards for issuances of sustainable bonds, the Federal Government submitted the Framework to external review by Morningstar Sustainalytics (“Sustainalytics”) to confirm its alignment with ICMA principles and guidelines. Sustainalytics is a company specializing in providing second-party opinions (“SPO”) for issuances of green, social and/or sustainability bonds. The SPO on this Framework is available on the National Treasury website.

On November 13, 2023, the Federal Government issued US$2.0 billion of its 6.250% Global Bonds due 2031, the first issuance of a sustainable bond by the Republic.

On June 20, 2024, the Federal Government issued US$2.0 billion of its 6.375% Global Bonds due 2032, the second issuance of a sustainable bond by the Republic.

On November 6, 2025, the Federal Government issued US$1.5 billion of its 5.500% Sustainable Global Bonds due 2033 and reopened its Global 2035 bonds in the U.S. market as part of Brazil’s sovereign sustainable financing strategy.

Since the inaugural sustainable bond issuance, Brazil has published two Allocation and Impact Reports, in November 2024 and November 2025, detailing the allocation of proceeds from each bond issuance and an impact assessment across several indicators.

Rio Grande do Sul Floods

From late April 2024 to late May 2024, torrential rains caused widespread flooding in the state of Rio Grande do Sul. At its peak, the flooding displaced around 626,000 people from their homes, affecting 471 municipalities and taking the lives of 169 people. To address the impacts caused by this extreme climatic event, the Federal Government organized a task force and put in place several measures to aid the state. As of September 10, 2024, a total of R$98.7 billion had been allocated for emergency measures, and the Federal Government granted a three-year deferral for the state of Rio Grande do Sul of its debt service, providing financial relief of R$11 billion in principal and R$12 billion in interest. As of 2021, Rio Grande do Sul had the fourth highest state GDP in the country, representing around 6.5% of total national GDP. The Federal Government estimated that the floods could have a negative impact of 0.25 percentage points on GDP in 2024, but any such impact is expected to be neutralized by the positive impact of government support measures, estimated between 0.2 and 0.3 percentage points.

The Inter-American Development Bank, together with the Economic Commission for Latin America and the Caribbean and the World Bank, published a report in November 2024 titled “Avaliação dos efeitos e impactos das inundações Rio Grande do Sul” (Evaluation of the Effects and Impacts of the Rio Grande do Sul Floods). The report estimates the financial effects of the floods in the municipalities of Rio Grande do Sul in 2024 at R$88.9 billion and a negative impact on Rio Grande do Sul’s GDP of an estimated 1.3% in 2024. The report highlights the importance of Federal Government support measures, which reduced the impact to around 1.1% of state GDP.

Education

The Federal Government provides centralized guidelines for public and private education at all levels and coordinates the National Board of Education, which evaluates and sets general rules on education. State and municipal governments are responsible for funding free public education for all children up to the completion of secondary education.

Primary and Secondary Education

Primary education has become almost universal for children in Brazil, according to the Ministry of Education (Ministério da Educação), and it continues to improve in terms of both quality and access. In primary schools, students have access to various support programs to ensure student retention, including the Family Grant (Bolsa Família), a conditional cash allowance program linked in part to school attendance. Public schools also provide free meals, textbooks, healthcare, and transportation. As of December 31, 2025, 25.8 million students attended the primary school system, and 7.4 million students attended the secondary school system.

In November 2023, the Federal Government launched the Pé-de-meia program, a financial and educational incentive program for Bolsa Família beneficiary students enrolled in public high schools. The program is aimed at promoting the completion of school and reducing social inequality among young people, stimulating social mobility. Upon proof of enrollment and attendance, students receive a monthly incentive payment of R$200 into a savings account, which can be withdrawn at any time, plus deposits of R$1,000 at the end of each year completed, which can only be withdrawn from the savings account after high school graduation. The program also provides an additional R$200 deposit for students who take the national exam for higher education admission (Exame Nacional do Ensino Médio or Enem, for its acronym in Portuguese). Considering the ten incentive installments, the annual deposits, and the additional R$200 for taking the Enem exam, the amounts can reach up to R$9,200 per student.

Higher Education

The University for All Program (Programa Universidade para Todos or PROUNI, for its acronym in Portuguese) awards full and partial scholarships to low-income students to attend institutions of higher education. Since its creation in 2005, PROUNI has granted 6.5 million scholarships through 2025.

Public Health

COVID-19

The Federal Government began administering a bivalent COVID-19 vaccine on February 27, 2023. This vaccine improves immunity against the original strain virus and against the Omicron variant. The vaccine has a safety and efficacy profile similar to that of monovalent vaccines. The bivalent booster doses were first given to people at higher risk of developing severe forms of COVID-19, such as persons over 60 years of age and people with disabilities. On April 24, 2023, it was extended to citizens older than 18 years old.

In May 2024, the Federal Government received the first delivery of a COVID-19 vaccine updated to cover the XBB.1.5 variant and began distribution to states and municipalities, which were granted autonomy to start administering it immediately.

According to the Ministry of Health, 2024 saw the lowest number of COVID-19 cases and deaths since the pandemic began, with a 54.1% reduction in reported cases and a 59.6% decrease in deaths compared to 2023. However, in December 2024, Fiocruz reported an upward trend in Severe Acute Respiratory Syndrome (“SARS”) cases associated with COVID-19 in some Brazilian states.

Despite regional increases, illustrated by a February 6, 2025 warning by the Oswaldo Cruz Foundation (Fundação Oswaldo Cruz or Fiocruz, for its acronym in Portuguese) regarding regional increases in SARS cases linked to COVID-19 in five northern states: Amapá, Amazonas, Pará, Rondônia and Tocantins, national data indicates a downward trend in COVID-19 cases and deaths. According to the Ministry of Health, 2024 saw the lowest number of COVID-19 cases and deaths since the pandemic began, with a 54.1% reduction in reported cases and a 59.6% decrease in deaths compared to 2023. Preliminary data for early 2025 suggest that this downward trend continues. The Ministry of Health attributes this improvement to enhanced prevention and control measures, including the inclusion of the COVID-19 vaccine in the national immunization schedule and the establishment of coordinated guidelines with states and municipalities.

In 2025, Brazil continued its COVID-19 vaccination strategy through the public health system (SUS). In May 2025, the Ministry of Health received 1.3 million updated vaccine doses, prioritizing vulnerable groups such as elderly people, children, pregnant women, and immunocompromised individuals.

Dengue

On December 21, 2023, the Ministry of Health incorporated the dengue vaccine into the SUS.

Since 2023, the Federal Government has intensified its efforts to combat dengue by restocking insecticides and larvicides, investing R$30 million in the release of Aedes mosquitoes with Wolbachia bacteria in six additional municipalities, and allocating R$256 million to support health infrastructure in states and municipalities. On February 2, 2024, the Federal Government established the Arbovirus Health Emergency Operations Center, which is responsible for planning, organizing and leading the Federal Government’s response to dengue and other arbovirus emergencies, as well as for coordinating with public agencies and with state, district, and municipal managers of the SUS, and for disseminating relevant information to the population. In 2024, the Federal Government also provided R$79 million in emergency funding to affected regions. An additional R$300 million was allocated to replenish the Basic Component of Pharmaceutical Assistance, supporting the purchase of medicines for dengue symptom management.

In February 2024, the SUS began a dengue vaccination campaign in selected municipalities where the disease was considered endemic. While the campaign has gradually expanded to new areas, specifically municipalities with large populations and high transmission rates in the last 10 years and/or high infection rates in recent months, vaccination uptake has remained low.

Despite lower-than-expected vaccination rates, preliminary data from 2025 show a nearly 70% drop in dengue cases during the first two months of the year compared to the same period in 2024.

In 2025, Brazil continued strengthening its response to dengue and other arboviruses through the SUS by expanding the Wolbachia mosquito program to additional cities, investing in new vector-control technologies, and launching nationwide prevention campaigns. The Ministry of Health also reinforced surveillance and public awareness efforts focused on reducing mosquito breeding sites and preventing dengue, zika, and chikungunya transmission.

Wealth and Income Distribution

The stabilization of Brazil’s economy and lower inflation levels since 1994 have contributed to an increase in the purchasing power of the lower-income population in Brazil, despite a slight deterioration since 2014.

Brazil’s main social welfare program to address poverty is Bolsa Família. The program includes income transfer mechanisms, access to public services and initiatives for job placement. Until April 2022, the program focused on families with a monthly income per capita between R$89 and R$178. From 2003 to 2021, this conditional allowance program provided a monthly cash income to approximately 14.7 million families, subject to compliance with certain statutory requirements. In August 2021, the Federal Government launched Auxílio Brasil, a new flagship program for social transfers that replaced Bolsa Família. From November 2021 through December 2022, Auxílio Brasil covered around 18 million households and provided a basic monthly income of at least R$400.0 to each family included in the program, compared to an average of R$217.0 per family as of November 2021 under the former version of the Bolsa Família program. Cash transfers under Auxílio Brasil totaled R$69.5 billion in 2022.

On December 21, 2022, the National Congress enacted EC No. 126/2022, also known as the “Transition PEC.” This EC added R$145 billion to the spending ceiling, R$70 billion of which was to be used as funding for the Auxílio Brasil (renamed back to Bolsa Família in 2023), adjusting the monthly allowance to R$600 per family with an additional R$150 per child under six years of age. Cash transfers under Bolsa Família totaled R$157.1 billion in 2025.

In February 2023, the Federal Government published an act resuming the Minha Casa, Minha Vida program, which had been replaced by the Casa Verde e Amarela program since August 2020. Minha Casa, Minha Vida is a housing initiative for low-income families. Minha Casa Minha Vida generated contracts of 6.1 million houses and delivered approximately 5.1 million houses at a total cost of R$552.8 billion between 2009 and September 2020. From 2019 to October 2022, about 1 million houses were delivered under the Casa Verde e Amarela initiative. In 2023, approximately 21 thousand houses were delivered and another 22 thousand houses that had their construction halted previously were resumed. In 2024, the program exceeded its target by 25%, contracting 1.25 million housing units over the year. Additionally, construction of another 49 thousand housing units, previously halted due to various issues, was resumed in 2024, benefiting approximately 190 thousand people.

The Luz Para Todos Program aims to accelerate access to electricity services as part of government initiatives to combat energy poverty and promote a fair and inclusive energy transition. Between 2003 and February 29, 2024, the Luz Para Todos Program provided 3.7 million electricity connections, benefitting 17.4 million persons in rural residences and remote Amazonian regions. In 2023 alone, 64.5 thousand families benefited from the program with investments of R$1.4 billion. Between January 2023 and December 16, 2024, the program benefited more than 115 thousand families, providing electricity connections for approximately 17.5 million people since its creation in 2003.

Antitrust

Under Brazil’s antitrust legislation (the “Antitrust Law”), anticompetitive-conduct investigations, merger and acquisition controls and final antitrust regulatory approval are centralized in a single independent agency, the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica or CADE, for its acronym in Portuguese). The Antitrust Law sets forth general criteria for determining anti-competitive behavior, such as price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance.

All acts or transactions (regardless of form) are required to be submitted for antitrust approval if the act or transaction involves an entity or group with more than R$750 million in revenues in Brazil in the preceding fiscal year and a second entity or group with more than R$75 million in revenues in Brazil in the preceding fiscal year.

Anticompetitive practices may subject an entity to fines between 0.1% and 20% of the entity’s gross revenue for the fiscal year preceding the start of an antitrust investigation. If a company’s gross revenue cannot be assessed, it may be subject to a fine between R$50,000 and R$2.0 billion.

Anticorruption Laws

The Anticorruption Law, also known as the Clean Company Act, was enacted in 2013 to provide civil and administrative accountability of companies engaging in fraud, bribery and other corrupt practices. The principal innovations of the Anticorruption Law were: (i) companies can be held liable in cases of corruption, regardless of intent; (ii) significant administrative and judicial penalties may be imposed; (iii) fines may be reduced if companies cooperate in relevant investigations; and (iv) the law may be enforced by all levels of government and covers Brazilian companies acting abroad.

National Strategy to Combat Corruption and Money Laundering – ENCCLA

The ENCCLA program, coordinated by the Ministry of Justice and Public Security (Ministério da Justiça e Segurança Pública), seeks to prevent money laundering and corruption in general. The ENCCLA is made up of over 90 agencies, members of the three branches of government, public prosecutors and civilians acting directly and indirectly to prevent corruption and money laundering. The ENCCLA encourages joint action, collaboration and expertise-sharing among entities through its yearly plenary session and the creation of working groups to implement specific goals and targets. The program has led to several developments in the fight against money laundering and corrupt practices, including the modernization of money laundering legislation, the creation of various registries such as the Registry of the Financial System Clients managed by the Central Bank, the institution of nationwide training programs, the optimization of technology networks and the improvement of publicly available resources for combating money-laundering and corruption.

Financial Action Task Force

Brazil is a member of the Financial Action Task Force (“FATF”), a global body that sets international standards for fighting money laundering and the financing of drug trafficking, terrorism, arms trading, and cyber frauds, among other crimes. In February 2019, to comply with FATF recommendations, Brazil passed Law No. 13,810 (complemented by Decree No. 9,825 in June 2019) which altered the framework for freezing assets belonging to individuals and legal entities under United Nations Security Council sanctions, which includes, among other criminals, terrorist defendants (or their financial supporters) and persons involved in financing the proliferation of weapons of mass destruction. In November 2019, the STF confirmed the legitimacy of financial intelligence sharing of information in criminal investigations, suspending a previous provisional injunction that limited the use to judicially authorized lawsuits.

The Anti-Crime Law

In December 2019, a law with the aim of improving Brazil’s criminal, procedural and legislative framework (the “Anti-Crime Law”) was passed by the National Congress and enacted by the President. The Anti-Crime Law went into effect on January 23, 2020. The legislation increased the maximum sentence period from 30 to 40 years and extended retention of prisoners in federal prisons from 360 days to three years, renewable for another three years. It also set new rules for plea bargain agreements and the provision for immediate imprisonment after conviction by a jury.

For more information on corruption investigations, see “The Federative Republic of Brazil—Corruption Investigations.”

Incentives for Private Investment

Technology

The Innovation Act (enacted in 2004 and updated in January 2016) encourages economic efficiency and the development and diffusion of technologies that have the potential to induce economic activity and improve competitiveness in international trade.

Intellectual Property

The Intellectual Property Law (enacted in 1996) regulates rights and obligations related to intellectual property and provides for the protection of these rights while counterbalancing social interest and technological and economic development. The statute protects inventions and utility models, industrial designs and trademarks.

Public-Private Partnerships

Brazilian law provides for two types of public-private partnerships: (i) contracts for concessions of public works or utility services and (ii) contracts for rendering services under which a public sector entity is the end-user. Public-private partnership contracts must be valued at a minimum of R$10 million, and their terms vary between five and thirty-five years, including any term extension. All contracts are awarded through a public bidding process.

National Policy for Regional Development

The National Policy for Regional Development (Política Nacional de Desenvolvimento Regional or PNDR, for its acronym in Portuguese) addresses regional inequalities by providing instruments to promote sustainable economic growth, income generation and improvement in the population’s quality of life. The PNDR’s main source of financing comes from regional development funds and the Federal Government. The PNDR is monitored by the National Information System for Regional Development (Sistema Nacional de Informações do Desenvolvimento Regional) and is coordinated by the Ministry for Regional Development (Ministério da Integração e do Desenvolvimento Regional)

THE BRAZILIAN ECONOMY

Historical Background

In December 1993, with the aim of addressing the high inflation levels of the late 80s and early 90s, the Federal Government enacted the Plano Real economic program, which was highly successful in curtailing inflation, building a foundation for sustained economic growth and adopting fiscal austerity. The Plano Real was also designed to address persistent deficits in the Federal Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Federal Government formally adopted inflation targeting as its monetary policy framework in 1999 in an environment shaped by the uncertainty of the impact of the devaluation of the Real in the Brazilian economy. Under the inflation-targeting regime, achievement of inflation targets is the main objective of the Central Bank’s monetary policy decisions.

In 2016, aiming to restore fiscal balance, a public spending cap was also adopted. In 2023, the spending cap was replaced by the new fiscal framework. The new rules seek to keep expenses below revenues each year and require that any surpluses be used only for investments.

For more information, see “Financial System—Monetary Policy and Money Supply.” and “Public Finance—Public Spending Caps.”

Economy in 2025

In 2025, the Brazilian economy remained resilient despite a more uncertain global environment marked by tighter US trade policies, elevated international volatility, and slower growth in major economies. Domestic economic activity continued to expand, with GDP growth estimated at approximately 2.3%, supported mainly by agriculture, infrastructure investment, and a strong services sector sustained by historically low unemployment and resilient domestic demand. Inflation slowed during the year, aided by exchange-rate appreciation and slower economic activity, while the Central Bank maintained a restrictive monetary policy, keeping the Selic rate at 15% to ensure convergence toward the inflation target. Fiscal conditions remained challenging but showed gradual improvement under the new fiscal framework, with the primary deficit declining relative to 2024. Although external accounts weakened due to lower exports and falling commodity prices, Brazil maintained strong external resilience through high international reserves and continued inflows of Foreign Direct Investment (FDI).

Domestic economic activity growth slightly increased in 2025, with a 2.3% increase in GDP (after 3.4% growth in 2024 and 3.2% growth in 2023 and 3.0% growth in 2022). These values followed a strong rebound in 2021 (a 4.8% increase in GDP compared to 2020) from the downturn in 2020 (a 3.3% decrease in GDP compared to 2019). The 2020 downturn was caused primarily by the economic and social impact of the COVID-19 pandemic. Previously, the Brazilian economy had recorded three consecutive years of moderate GDP growth (1.2% growth in 2019, 1.8% growth in 2018 and 1.3% growth in 2017).

In the first quarter of 2025, Brazil’s GDP increased at a rate of 1.5%, as compared to the fourth quarter of 2024. In the second and third quarters of 2025, GDP increased by 0.3% and 0.02% respectively, as compared to the corresponding previous quarter. In the fourth quarter of 2025, GDP increased at a rate of 0.1%, as compared to the previous quarter.

Growth Acceleration Program

According to the 2025 Annual Budget Law (Lei Orçamentária Anual or LOA, for its acronym in Portuguese), the new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) is expected to receive R$57.6 billion from the Federal Government in 2025.

Industrial Policy Plan – Nova Indústria Brasil

On January 22, 2024, the Federal Government launched the Nova Indústria Brasil program, aiming to boost national industry through 2033. The program uses traditional public policy instruments such as subsidies, loans with reduced interest rates, and increased federal investments. The program also uses tax incentives and special funds to stimulate certain sectors of the economy. The program has six goals, or missions, related to expanding autonomy, ecological transition, and modernizing Brazil’s industrial sector. Among the sectors that will receive assistance are agribusiness, healthcare, urban infrastructure, information technology, bioeconomy, and defense. Most of the resources come from financing provided by BNDES, Finep, and Embrapii.

On February 12, 2025, during an event celebrating one year of the Nova Indústria Brasil program, the Federal Government announced that the sixth program mission would focus on strategic technologies for national sovereignty and defense.

On May 26, 2025, BNDES President Aloizio Mercadante announced an increase in funding for the Nova Indústria Brasil program from the initially planned R$259 billion to R$300 billion. Between January 2023 and June 2025, BNDES approved financings in the aggregate amount of R$220 billion – approximately 73.3% of the new target set through 2026..

On August 25, 2025, President Lula announced that BNDES and Finep will increase funding available to support the dissemination of Industry 4.0 machinery and equipment across the Brazilian economy. The total amount available for the Industry 4.0 credit line in 2025 is R$12 billion. From January 2025 to September 2025, the total amount approved for innovation projects was R$14 billion.

Novo PAC

On August 11, 2023, President Lula launched the PAC, which is expected to invest R$1.7 trillion across all Brazilian states, R$1.4 trillion of which is to be invested from 2023 through 2026, and the remaining R$0.3 trillion is to be invested after 2026. These investments are composed of (i) R$371 billion in Federal Government resources; (ii) R$343 billion in state-owned companies’ resources; (iii) R$362 billion in financing; and (iv) R$612 billion in private sector resources. The program intends to foster joint and committed efforts towards ecological transition, neo-industrialization, socially inclusive growth, and environmental sustainability.

Gross Domestic Product

GDP is an aggregate measure of production equal to the sum of the market values of all final goods and services in a determined period of time.

In 2025, Brazil’s GDP grew by 2.3% compared to 2024. GDP per capita grew by 1.9% compared to 2024. The 2.3% GDP growth in 2025 was primarily driven, on the supply side, by increases in agriculture (11.7%), services (1.8%), and industry (1.4%). The result reflected growth in the value added at basic prices (2.4%) and in taxes on products net of subsidies (1.7%). The 11.7% volume increase in the value added of Agriculture and Livestock in 2025 resulted mainly from growth in agricultural production and productivity. Among the key industry subsectors in 2025, extractive industries recorded the strongest growth (8.6%), driven by increased oil and gas extraction, while construction grew 0.5%. In contrast, manufacturing industries declined by 0.2%, mainly due to lower production petroleum derivatives, metal products, and beverages.

On the demand side, gross fixed capital formation increased by 2.9%, driven by higher imports of capital goods, software development, and growth in the construction sector, which offset the decline in domestic production of capital goods. Household consumption increased by 1.3% compared to the previous year, supported by improvements in the labor market, expanded credit, and government income transfer programs, although at a slower pace than in 2024 due mainly to the effects of restrictive monetary policy. Government consumption, in turn, grew by 2.1%. In the external sector, both exports of goods and services (6.2%) and imports of goods and services (4.5%) increased.

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated:

Table No. 10

GDP at Current Prices – Demand Side

(In billions of Reais (R$), except percentages(1))

	2021		2022		2023		2024		2025
	R$	%	R$	%	R$	%	R$	%	R$	%
Final Consumption	7,202.1	79.9%	8,211.5	81.5%	8,969.9	82.0%	9,744.5	82.7%	10,518.7	82.6%
Gross Capital Formation	1,759.3	19.5%	1,823.2	18.1%	1,724.7	15.8%	2,000.3	17.0%	2,175.2	17.1%
Gross Fixed Capital Formation	1,614.8	17.9%	1,794.2	17.8%	1,795.9	16.4%	1,991.8	16.9%	2,145.1	16.8%
Changes in Inventories	144.6	1.6%	29.0	0.3%	(71.2)	(0.7%)	8.5	0.1%	30.2	0.2%
Exports of Goods and Services	1,722.2	19.1%	1,978.7	19.6%	1,966.4	18.0%	2,113.0	17.9%	2,270.1	17.8%
Imports of Goods and Services	1,671.5	18.5%	1,933.8	19.2%	1,717.8	15.7%	2,078.6	17.6%	2,225.5	17.5%
Gross Domestic Product	9,012.1	100%	10,079.7	100%	10,943.3	100%	11,779.3	100%	12,738.6	100%

Note: Numbers may not total due to rounding.

(1)	Percentages of total GDP.

Source: IBGE.

The following tables set forth the share of GDP by sector at current prices and real growth at current prices by sector for each of the years indicated:

Table No. 11

GDP at Current Prices – Supply Side

(In Billions of Reais (R$), Except Percentages(1))

	2021		2022		2023		2024		2025
	R$	%	R$	%	R$	%	R$	%	R$	%
Agriculture	591.1	6.6	581.3	5.8	659.1	6.0	677.6	5.8	775.3	6.1
Industry	1,993.8	22.1	2,300.1	22.8	2,423.3	22.1	2,466.7	20.9	2,566.8	20.1
Mining, Oil and Gas	424.9	4.7	476.7	4.7	402.3	3.7	429.6	3.6	403.6	3.2
Manufacturing	1,072.8	11.9	1,317.8	13.1	1,450.3	13.3	1,426.6	12.1	1,499.6	11.8
Construction	275.1	3.1	294.0	2.9	328.1	3.0	359.1	3.0	403.4	3.2
Public Utilities	221.0	2.5	211.6	2.1	242.6	2.2	251.4	2.1	260.2	2.0
Services	5,129.1	56.9	5,855.0	58.1	6,476.2	59.2	6,969.9	59.2	7,609.9	59.7
Retail Services	965.7	10.7	1,117.7	11.1	1,145.5	10.5	1,225.6	10.4	1,271.5	10.0
Transportation	304.0	3.4	279.4	2.8	337.2	3.1	365.5	3.1	395.7	3.1
Communications	264.5	2.9	291.2	2.9	323.0	3.0	352.7	3.0	389.3	3.1
Financial Services(2)	447.0	5.0	609.4	6.0	716.5	6.5	744.6	6.3	930.3	7.3
Other Services	1,229.4	13.6	1,421.3	14.1	1,598.7	14.6	1,761.3	15.0	1,921.9	15.1
Rental Services	699.5	7.8	770.2	7.6	839.0	7.7	893.2	7.6	954.1	7.5
Government(3)	1,219.0	13.5	1,365.8	13.6	1,516.3	13.9	1,627.0	13.8	1,747.1	13.7
Value Added at Basic Prices	7,714.0	85.6	8,736.5	86.7	9,558.6	87.3	10,114.1	85.9	10,952.0	86.0
Taxes	1,298.1	14.4	1,343.2	13.3	1,384.8	12.7	1,665.1	14.1	1,786.6	14.0
GDP	9,012.1	100.0	10,079.7	100.0	10,943.3	100.0	11,779.3	100.0	12,738.6	100.0

Note: Numbers may not total due to rounding.

(1)	Percentages of total GDP.
(2)	“Financial Services” includes financial intermediation, complementary social security and related services.
(3)	“Government Services” includes public education, health and administration services.

Source: IBGE.

Table No. 12

Real Growth (or Decline) at Current Prices by Sector

	2021	2022	2023	2024	2025
Real GDP	4.8%	3.0%	3.2%	3.4%	2.3%
Agriculture and Livestock	0.0%	(1.1%)	16.3%	(3.7%)	11.7%
Industry	5.0%	1.5%	1.7%	3.1%	1.4%
Mining, Oil and Gas	3.6%	(1.4%)	9.2%	0.5%	8.6%
Manufacturing	3.8%	(0.5%)	(1.3%)	3.9%	(0.2%)
Construction	12.6%	6.8%	(0.3%)	4.4%	0.5%
Public Utilities	1.5%	10.5%	5.8%	1.0%	(0.4%)
Services	4.8%	4.3%	2.8%	3.8%	1.8%
Retail Services	4.5%	0.9%	0.8%	3.8%	1.1%
Transport	6.5%	8.1%	2.4%	1.9%	2.1%
Communications	13.9%	5.2%	2.9%	6.1%	6.5%
Financial Intermediation	(0.7%)	(0.2%)	7.5%	5.5%	2.9%
Other Services	9.0%	11.4%	3.4%	5.3%	2.0%
Rental Services	1.9%	1.9%	3.0%	3.1%	2.0%
Government	2.6%	1.6%	1.6%	1.7%	0.5%

Source: IBGE.

Principal Sectors of the Economy

The principal sectors of the Brazilian economy are industry, services, and agriculture and livestock.

Industry

The industrial sector includes the mining, oil and gas, manufacturing, construction, and public utilities subsectors. The industrial sector expanded 1.4% in 2025, as compared to 3.1% in 2024.

As of December 31, 2025, the industrial sector represented 20.1% of Brazil’s GDP, a decrease of 3.8% as compared to 2024, when it represented 20.9% of Brazil’s GDP.

The following table sets forth the annual changes in industry production by category of use for the periods indicated:

Table No. 13

Annual Changes in Industry Production

(By Category of Use)

	2021	2022	2023	2024	2025
Capital Goods	27.8	(0.3)	(11.7)	9.0	(1.6)
Intermediate Goods	3.2	(0.7)	0.4	2.5	1.5
Consumer Goods	0.1	(0.8)	1.9	3.6	(1.2)
Durable Goods	2.0	(3.3)	1.3	10.7	2.4
Nondurable Goods	(0.1)	(0.4)	0.4	0.4	(0.2)

Source: IBGE.

Mining, Oil and Gas

The mining, oil and gas subsector grew 8.6% in 2025, after increasing by 0.5% in 2024. This subsector represented 3.2% of GDP in 2025.

I. Oil and Gas

The ANP is an independent regulatory agency linked to the MME, which regulates the oil and gas industries in Brazil. The ANP is responsible for conducting public tender offers for drilling, oil and gas concessions in defined areas or blocks. The concession regime covers roughly 98% of the Brazilian sedimentary basin.

In 2010, the Federal Government implemented a mixed regime for Brazilian oil and gas production, regulating concessions and production-sharing agreements. The Federal Government (i) granted Petrobras the right to explore up to five billion barrels of oil equivalent (“BOE”) in certain areas of the pre-salt fields not subject to concession; and (ii) established a production-sharing regime for oil and gas exploration and production in pre-salt fields not under concession and other areas designated as strategic areas by the Federal Government (the “Production Sharing Regime”). Prior to 2016, Petrobras was required to be the exclusive operator of any pre-salt deep-water field, subject to a minimum 30% Petrobras participation interest. Under the Production Sharing Regime, CNPE, prior to conducting a public bid, gives Petrobras a preference right to act as the operator of any pre-salt deep-water field at a minimum consortium interest of 30%. If Petrobras does not exercise its preference right, exploration and production rights for the blocks are subsequently offered under public bids. Winning bids are determined based on which bidder offers the Federal Government the highest share of excess oil, also known as “profit oil.”

On April 9, 2021, the new regulatory framework for natural gas, which establishes a competitive market for natural gas with the aim of attracting new investments to the sector, reducing costs, and reducing the consumption of natural gas, became effective.

Brazilian production was approximately 1,376.1 million barrels of oil and 65.4 billion cubic meters of natural gas in 2025, which represents an increase of 12.0% in oil production and an increase of 16.7% in natural gas production compared to 2024.

Between 2009 and 2025, oil production grew by 93.3%, while natural gas production grew by 209.4%. The significant increase in oil and gas production can be attributed to the discovery of new production areas, which led to an increase in proven reserves.

In 2025, the average annual oil and natural gas production was 4.897 million barrels of oil equivalent per day (boe/d), an increase compared to 2024 (4.322 million boe/d). There was a 12.7% increase in 2025 relative to the 2023 record of 4.344 million boe/d.

In 2025, most of the production came from pre-salt reservoirs, which accounted for an average of 79.6% of Brazil’s oil and natural gas production, measured in barrels of oil equivalent. Post-salt and onshore production were responsible for an average of 15.5% and 4.9%, respectively, of the country’s output.

In 2024, there was an 8.5% increase in revenues from oil and gas royalties, when compared to 2023. In 2025, revenues from exploration and production of oil and gas increased 32.3% compared to 2024.

II. Ethanol and Biodiesel

As the world’s largest producer of sugarcane ethanol, and with the largest fleet of flexible-fuel vehicles, Brazil stands out as a world reference in bioenergy. The Federal Government has continuously supported the development, production, and distribution of ethanol fuel as an alternative to petroleum. In 2017, a law was approved launching a National Biofuel Policy (RenovaBio) to promote biofuels and contribute to commitments undertaken by Brazil as part of the Paris Agreement.

The ANP also regulates ethanol production and distribution in Brazil. Ethanol production requires several activities such as development of special sugarcane varieties, crop techniques, flexible-fuel engine technology, processing, storage, and distribution. Recently, research has been focused on the development of sugarcane varieties, second-generation ethanol, and optimization of agricultural and industrial production processes. In 2025, national production of anhydrous and hydrated ethanol was 35.9 million cubic meters, a decrease of 2.8% compared to production in 2024. While anhydrous ethanol production increased 3.1%, reflecting the mandatory blending requirement increase in gasoline C from 27% to 30% effective August 2025, this gain was outweighed by a 5.9% decline in hydrated ethanol sales, due to less favorable pricing relative to gasoline C.

In 2024, national production of anhydrous and hydrated ethanol was 37.0 million cubic meters, an increase of 4.3% compared to production in 2023.

The Federal Government also promotes biodiesel production and its use as a sustainable energy source through the National Program for the Production and Use of Biodiesel (Programa Nacional de Produção e Uso do Biodiesel). Biodiesel production was 9.8 million cubic meters in 2025, an increase of 8.7% when compared to production in 2024. Biodiesel production was 9.1 million cubic meters in 2024, an increase of 20.2% when compared to production in 2023.

Manufacturing

The manufacturing subsector decreased by 0.2% in 2025, following a 3.9% expansion in 2024. The manufacturing contraction was driven by the decline in the production of coke (coal transformation) and petroleum products, metal products, and beverages. The manufacturing subsector represented 11.8% of GDP in 2025, a 2.8 percentage point decrease when compared to 2024, when the manufacturing subsector represented 12.1% of GDP.

Electricity prices are regulated by ANEEL following a tariff flag system for electricity generation. The green, yellow, or red flags (levels 1 and 2) indicate whether energy will cost more or less depending on the generation conditions. The green flag corresponds to regular tariff price charged under regular hydrological conditions, and the yellow and red flags result in additional charges on top of regular tariffs, in case of moderate or severe water scarcity conditions.

In December 2024, ANEEL activated the green flag tariff, meaning that no additional charges were imposed on electricity bills, due to the persistent favorable conditions for energy generation across the country with the start of the rainy season, which lasted until May 2025. In May 2025, the yellow tariff flag was activated, meaning additional charges are imposed on electricity bills, due to reduced rainfall associated with the transition from the wet to the dry season. In June and July 2025, the level one red tariff flag was activated, meaning an additional charge of R$4.46 per 100 kWh consumed was imposed on electricity bills. In August 2025, the level two red tariff flag was activated due to the continued below-average rainfall, resulting in an additional charge of R$7.87 per 100 kWh consumed. In September, the level two red tariff flag remained in effect, resulting in an additional charge of R$ 7.87 for every 100 kWh of electricity consumed, due to below-average water inflows into the reservoirs of hydroelectric plants, hydropower generation remains unfavorable. In October 2025, the level one red flag tariff was activated due to below-average rainfall and the resulting low reservoir levels, which are unfavorable for hydroelectric generation, resulting in an additional charge of R$ 4.46 for every 100 kWh of electricity consumed. In November 2025, the level one red flag tariff was maintained due to the continued below-average rainfall.

On September 19, 2024, the National Operator of the Electrical System (Operador Nacional do Sistema Elétrico or ONS, for its acronym in Portuguese) recommended the reintroduction of daylight saving time in Brazil due to historically low national rainfall levels, which triggered a drought affecting hydroelectric power generation. As a result, the country had to rely more heavily on costlier thermoelectric plants and energy imports, raising electricity costs. The Federal Government decided not to reinstate daylight saving time in 2024. On October 16, 2024, Minister of Mines and Energy Alexandre Silveira stated that the Federal Government did not anticipate any energy supply risks that would justify the measure. He added that the possibility of resuming daylight saving time would be reassessed after the Southern Hemisphere summer.

The public utilities subsector (electricity and gas, water, sewage, and urban cleaning) decreased 0.4% in 2025 after expanding by 1.0% in 2024, corresponding to 2.0% of GDP in 2025.

On July 12, 2023, after negotiations with the National Congress, President Lula issued a series of decrees revoking earlier decrees which had modified the Sanitation and Sewage Regulatory framework adopted in 2020. Among the controversial points of the earlier decrees had been the expansion of the possibility of private investment in basic sanitation projects due to the end of a 25% limit on private participation in undertakings in public sanitation projects. The new decrees reestablished the 25% limit and also allowed state-owned companies to intervene without bidding in metropolitan regions.

On March 6, 2025, the Federal Government announced a package of measures to reduce food prices. These measures included eliminating import tariffs on nine food items, strengthening regulatory stocks managed by the National Supply Company (CONAB, for its acronym in Portuguese), and prioritizing staple foods in the upcoming Harvest Plan. The Harvest Plan is a federal government program that aims to provide funding to agricultural activities, mainly through lines of credit and agricultural policies.

Construction

The construction subsector experienced a 0.5% expansion in 2025, following 4.4% growth in 2024. The construction subsector represented 3.2% of GDP in 2025.

Services

Services, which includes retail, transportation, communications, financial services, rental services, and government subsectors such as public education, public health and public services in general, represented 59.7% of Brazil’s GDP in 2025. The services sector expanded by 1.8% in 2025, after growing by 3.8% in 2024.

I. Transportation.

i. Roads

Brazil has a road network of approximately 1.7 million kilometers, of which approximately 12.4% is paved, according to the National Confederation of Transportation (Confederação Nacional do Transporte). Most paved roads are maintained by federal and state authorities, while the vast majority of unpaved roads are under the responsibility of municipal authorities.

ii. Railroad

Between 2009 and 2025, freight traffic on railways in Brazil increased from 245.5 billion paid metric tons times kilometers travelled (Revenue Tonne Kilometres or RTK, for its acronym in Portuguese) to 408.2 billion RTKs, an increase of 66.3%. Brazil’s railway system currently consists of approximately 30.7 thousand kilometers.

On December 23, 2021, Law No. 14,273 establishing a new regulatory framework for rail transportation went into effect. This law was designed to facilitate private investments in the construction of railways, in the use of idle railway networks and in the provision of rail transport services. The main modification was the provision for authorization contracts in railway concessions.

iii. Air

Major Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. Infraero is a state-owned enterprise that manages airports that are not granted under concessions to private companies.

The National Civil Aviation Agency (Agência Nacional de Aviação Civil) is responsible for monitoring the airports and managing airport concession contracts. In 2011, a government program was designed to improve and revamp the airport infrastructure of the country. Through that program, the Federal Government has granted concessions to private companies to run the major airports in the country.

iv. Water

In 2024, around 1.32 billion tons of products passed through Brazilian ports, a 1.3% increase in comparison to 2023. Brazil’s main ports are located in the cities of Rio de Janeiro, Santos, Paranaguá, Rio Grande and São Sebastião. Of the 36 maritime public ports managed by the Ministry of Ports and Airports (Ministério dos Portos e Aeroportos), 18 are supervised by, granted to or operated by state and municipal governments. The other 17 are administered directly by companies that are majority-owned by the Federal Government plus the port of Ladário, which is in the process of being granted to the state of Mato Grosso.

II. Telecommunications.

The Brazilian Telecommunication Regulatory Agency (Agência Nacional de Telecomunicações or ANATEL, for its acronym in Portuguese) is the agency responsible for regulating the telecommunications sector. Although linked to the Ministry of Communications, ANATEL is administratively independent and financially autonomous. The telecommunications sector includes telecommunications services (including fixed-line and mobile telephony and internet access providers), computer services (including software development and data processing), audiovisual services (including cable TV programming and advertising and merchandising for TV and radio) and other services.

As of December 31, 2025, an aggregate amount of 353.6 million in telecommunications service contracts were active, representing an increase of 1.5% as compared to 2024. As of December 31, 2024, an aggregate amount of 348.3 million in telecommunications service contracts were active, representing an increase of 1.8% as compared to 2023. Mobile telephone service contracts represented the majority (76.5%) of telecommunications service contracts in 2025.

Agriculture and Livestock

Brazil’s agriculture and livestock sector is among the most productive and competitive in the world, according to the United States Department of Agriculture (USDA). According to data from the United States Department of Agriculture (“USDA”), in 2025 Brazil was the world’s largest producer and exporter of coffee, soybeans and sugar, and the leading exporter of beef.

The agriculture and livestock sector, which represented approximately 6.1% of Brazil’s GDP in 2025, expanded by 11.7% in 2025, after a contraction of 3.7% in 2024.

According to the IBGE, the performance of the agricultural sector was mainly driven by increases in agricultural production and productivity, particularly in crops that recorded significant expansion and historic highs. Corn production increased by 23.6%, while soybean production grew by 14.6%. Livestock activities also contributed positively to the sector’s performance.

In 2025, agricultural exports amounted to approximately US$169.1 billion, accounting for 48.6% of Brazil’s total exports. In 2024, agricultural exports amounted to US$164.3 billion or 48.7% of Brazil’s total exports. Among the main products exported in 2025, soybeans accounted for 15.2% of Brazil’s total exports; meats accounted for 9.1% and forest products accounted for 4.7%.

THE FINANCIAL SYSTEM

General

Brazil’s financial system consists of public- and private-sector financial institutions. As of December 31, 2025, the Brazilian financial system included 126 private multi-service banks, 16 private commercial banks, 11 private investment banks, and numerous savings and loan, brokerage and leasing financial institutions. A significant portion of the activities of federal and state banks involves lending Federal Government funds to industrial, agricultural and building development companies.

The main authorities that regulate Brazilian financial institutions are: (i) the National Monetary Council (Conselho Monetário Nacional or CMN, for its acronym in Portuguese), the highest-level federal agency responsible for Brazil’s monetary and credit policies; (ii) the Central Bank, responsible for the implementation of CMN’s regulations and policies, and the regulation and supervision of the Brazilian financial system; and (iii) the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM, for its acronym in Portuguese), responsible for the supervision, regulation, and development of the Brazilian capital markets.

In 2025, the average leverage of the Brazilian banking system was approximately 4.4 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized. Public sector banks, which play an important role in the Brazilian banking industry, accounted for 38.4% of the banking system’s total demand deposits and 38.2% of total assets as of December 2025.

Institutional Framework

Brazilian monetary and credit policies are formulated by the CMN with the principal objective of promoting Brazilian monetary stability, in addition to economic and social development. The CMN issues general guidelines for the operation of the national financial system and is responsible for (i) adapting the volume of money supply to the conditions of the economy; (ii) regulating the internal and external value of currency and the equilibrium of the balance of payments; (iii) guiding investments of funds of financial institutions; (iv) promoting the improvement of institutions and financial instruments; (v) ensuring liquidity and solvency of financial institutions; (vi) coordinating monetary, credit, budgetary and internal and external public debts; and (vii) setting inflation targets and tolerance intervals. The CMN is managed by its three members: the Minister of Finance, the Minister of Planning and Budget, and the President of the Central Bank.

The Central Bank is responsible for ensuring the stability of the Brazilian Real’s purchasing power and a solid and efficient financial system, and it implements the monetary, currency, and credit policies established by the CMN. Within the Central Bank, the COPOM establishes the guidelines for monetary policy and sets the short-term interest rate target. The Central Bank is managed by a board of directors. The President of the Central Bank and directors are appointed by the president of the Republic, subject to confirmation by the Senate. On February 24, 2021, LC No. 179, known as the Central Bank Independence Law, which was intended to limit political interference over the Central Bank, became effective. LC No. 179 established four-year terms for the President of the Central Bank and directors in cycles that do not coincide with the President of the Republic’s term. Thus, the President of the Central Bank appointed by the President takes office on January 1st of the third year in office of the President of the Republic, after approval by the Senate. The eight directors appointed by the President, subject to Senate approval, take office in staggered terms, with two appointments per year, starting on the first year of the President of the Republic’s term.

Central Bank Board

On July 12, 2023, Gabriel Muricca Galípolo and Ailton de Aquino Santos took office at the Central Bank as Monetary Policy Director and Director of Supervision, respectively.

On October 30, 2023, Minister of Finance Fernando Haddad announced the appointment of Rodrigo Alves Teixeira to the position of Relationship, Citizenship and Conduct Supervision Director; and Paulo Picchetti to the position of International Affairs Director on the Central Bank board.

On January 2, 2024, Paulo Picchetti and Rodrigo Alves Teixeira took office as directors of the Central Bank.

Gabriel Galípolo, then Director of Monetary Policy, was nominated for the presidency of the Central Bank on August 28, 2024, with his nomination approved by the Senate on October 8, 2024. On December 30, 2024, President Lula formally signed Gabriel Galípolo’s instrument of appointment as the new president of Brazil’s Central Bank for the 2025-2028 term.

Besides Galípolo, three new Central Bank board directors were also confirmed: Nilton José Schneider (Monetary Policy Board); Izabela Moreira Correa (Relationship, Citizenship, and Conduct Supervision Board); and Gilneu Astolfi Vivan (Regulation Board). The Senate approved the appointments on December 10, 2024.

On January 2, 2025, the new board directors confirmed by the Senate in December 2024 formally took office at the Central Bank: Nilton David, Izabela Correa and Gilneu Vivan.

Monetary Policy and Money Supply

Selic

The federal funds rate in Brazil is the Selic interest rate, which is the average interest rate on overnight inter-bank loans backed by government securities registered in the Special System of Clearance and Custody (Selic).

The Selic interest rate is the main monetary policy instrument available to the Central Bank. The monetary policy transmission mechanisms are the channels through which changes in the Selic affect the behavior of other economic variables, mainly prices and output. Monetary policy affects prices in the economy by influencing (i) the decision between consumption and investment by families and companies, (ii) the exchange rate, (iii) the price of assets, and (iv) credit availability, among others.

When the Selic rate rises, real interest rates also tend to rise. The increase in the real interest rate, in turn, can lead to a decrease in investments by companies and a decrease in consumption by families—which, in turn, tends to reduce the demand for goods and services in the economy, contributing to lower inflation.

The COPOM sets the target for the Selic rate, and it is up to the Central Bank’s open market desk to keep the daily Selic rate at the target level.

On January 29, 2025, COPOM increased the Selic interest rate to 13.25% per annum. On March 19, 2025, the COPOM increased the Selic interest rate to 14.25% per annum, and on May 7, 2025 increased it to 14.75% per annum. On June 18, 2025, the COPOM increased the Selic interest rate to 15.00% per annum, and on July 30, 2025, it maintained the Selic interest rate at the same level. On September 17, 2025, the COPOM maintained the Selic interest rate at 15.00% per annum for the second consecutive meeting. On November 5, 2025, the COPOM maintained the Selic interest rate at 15.00% per annum for the third consecutive meeting. On December 10, 2025, the COPOM maintained the Selic interest rate at 15.00% per annum for the fourth consecutive meeting, the highest level in nearly 20 years.

For more information on this topic, see “Recent Developments—Selic.”

Inflation

Brazil adopted an inflation-targeting monetary policy framework in 1999. The CMN sets annual inflation targets and tolerance intervals based on the IPCA, Brazil’s principal inflation index, while the Central Bank uses monetary policy instruments, mainly the Selic rate, to achieve the inflation targets.

The following table sets forth the IPCA for the periods indicated:

Table No. 14

Broad National Consumer Price Index (IPCA)

(Trailing Twelve Months)

December 2021	10.06
December 2022	5.79
December 2023	4.62
December 2024	4.83
December 2025	4.26

Source: IBGE.

As of December 31, 2025, the accumulated IPCA for the previous 12 months was 4.26%, which is 57 basis points below the accumulated IPCA of 4.83% registered in 2024. The 2025 result was mainly influenced by housing, which rose to 6.79% and accounted for 1.02 percentage points of total inflation. Health and personal care prices increased to 5.59%, contributing 0.75 percentage points, while personal expenses increased to 5.87%, contributing 0.60 percentage points to annual inflation. Education also recorded a significant increase to 6.22%, contributing 0.37 percentage points. Together, these four groups were responsible for approximately 64% of inflation in 2025.

As a result, official inflation closed the year at 4.26%, remaining below the upper limit of the inflation target established by the National Monetary Council (CMN), which was 3.0% with a tolerance range of 1.5%-4.5%

From 2006 to 2018, the CMN established an inflation target of 4.5%, with a tolerance range of plus or minus 2.00 percentage points, which was narrowed in 2017 to plus or minus 1.5 percentage points. From 2018 to 2024, inflation targets were set to be reduced by 0.3 percentage points, annually, from 4.5% in 2018 to 3.0% in 2024. The inflation target for 2025 was set at 3.0%. Historically, the Central Bank met its inflation targets, except for the years of 2001, 2002, 2003, 2015, 2017, 2021, 2022 and 2024.

Since January 2025, the target has referred to twelve-month cumulative inflation, calculated on a monthly basis. Under this system, also known as a “continuous target,” compliance is assessed every month rather than only in December, as was previously the case. The target, established by CMN Resolution No. 5,141 of June 26, 2024, is 3.00%, with a tolerance interval of ±1.5 percentage points. The target is considered breached when inflation remains outside the tolerance range for six consecutive months.

Open Market Operations

The Central Bank periodically intervenes in the overnight funds market to provide liquidity and maintain the Selic rate near the target rate. Among other strategies to control liquidity levels, the Central Bank performs open market transactions, including definitive or resale and repurchase agreements (operações compromissadas), which are indexed to the Selic rate.

Open market operations totaled R$989,728 million (7.8% of GDP) in 2025, compared to R$ 1,250,516 million (10.6% of GDP) in 2024.

Swap Transactions

As part of its mandate to preserve the floating exchange rate regime and financial stability, the Central Bank may intervene occasionally to ensure the smooth functioning of the foreign exchange market by conducting foreign exchange swaps auctions. Since 2002, these auctions are all cleared or registered with the B3 S.A. for transparency. For more information on B3 S.A., see “Securities Markets—Brazilian Stock Exchange.” The Central Bank generally enters into two types of swap contracts: (i) exchange swaps with periodic adjustments (Swap Cambial com Ajuste Periódico), which are based on the difference between the effective interest rate of interbank deposits and the Brazilian Real-U.S. Dollar exchange rate; and (ii) exchange swaps with periodic adjustments based on one-day repurchase agreements, which are based on the difference between the Selic rate and the Brazilian Real-U.S. Dollar exchange rate. B3 assumes all credit risk arising from these swap transactions.

The volume of swaps increased to R$540.44 billion in December 2025 from R$624.06 billion in December 2024.

Reserve Requirements and Money Supply

The Central Bank sets mandatory reserve requirements for all depositary institutions, commercial banks, multi-service banks, investment banks, development banks and savings and loan financial institutions. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes. For example, financial institutions are generally required to deposit 21% of their average daily balance of demand deposits in excess of R$500 million in a non-interest-bearing account with the Central Bank.

The following table sets forth selected information regarding changes in the monetary base and money supply for the periods indicated:

Table No. 15

Percentage Increases/Decreases in Monetary Base and Money Supply

	2021	2022	2023	2024	2025
Monetary Base(1)	(5.2)%	2.6%	0.7%	6.7%	(0.9%)
M1(2)	1.9%	(1.2%)	(0.2%)	5.1%	(1.9%)
M2(3)	8.1%	18.2%	15.7%	12.8%	11.0%

(1)	“Monetary Base” represents Central Bank liabilities, including, but not limited to, currency and deposits held by commercial banks.
(2)	“M1” represents currency plus demand deposits.
(3)

M2 is M1 plus savings accounts and private securities, bank certificates of deposit (“CDBs”), mortgage bills (letras hipotecárias), real estate bills (letras imobiliárias), bills of exchange (letras de câmbio), and foreign exchange deposits and other accepted instruments.

Source: Central Bank.

Foreign Exchange Rates and Exchange Controls

Foreign Exchange Policy

In Brazil, the CMN sets the foreign exchange policy to be implemented by the Central Bank. The CMN establishes the guidelines for the financial relationships between Brazil and the rest of the world, the foreign exchange market operations, the rules for the flow of international capital to the country, and the management of international reserves.

On December 30, 2021, a new legal framework for the Foreign Exchange Market went into effect, aiming to improve the business environment in Brazil, to expand the use of Brazilian currency in international transactions and to open space for Brazilian banks and financial institutions to invest in funds in Brazil or abroad.

One of the mechanisms through which the Federal Government influences inflows of foreign capital is the IOF. The IOF is levied on credit transactions, foreign exchange transactions, insurance transactions and transactions involving securities at varying rates.

The following table sets forth certain information regarding Brazil’s foreign exchange transactions:

Table No. 16

Foreign Exchange Transactions

(In Millions of U.S. Dollars)

	2021	2022	2023	2024	2025
Commercial	15,221	29,879	61,120	69,031	49,148
Financial	(10,797)	(33,112)	(49,629)	(87,595)	(81,093)
Total	4,423	(3,233)	11,491	(18,564)	(31,945)

Note: Numbers may not total due to rounding.

Source: Central Bank.

Foreign Exchange Rates

In 1999, the Federal Government adopted a floating exchange rate for the Real. The following table sets forth certain exchange rate information reported by the Central Bank for the sale of U.S. Dollars, expressed in nominal Reais, for the periods indicated:

Table No. 17

Commercial Exchange Rates

(R$/US$1.00 (Sell Side))

	2021	2022	2023	2024	2025
Average for Period(1)	5.40	5.17	5.00	5.39	5.59
End of Period	5.58	5.22	4.84	6.19	5.50
% Change (End of Period)	7.4%	(6.5%)	(7.2%)	27.9%	(11.1%)

Note: Numbers may not total due to rounding.

(1)	Weighted average of the exchange rates on business days during the period.

Source: Central Bank.

The Federal Reserve Bank of New York reports an average noon buying rate for the Real. The Federal Reserve has indicated that Brazil’s average exchange rates for 2025 and 2024 were R$5.5891 per US$1.00 and R$5.3872 per US$1.00, respectively. Further, the 2023 and 2022 rates were R$4.9946 per US$1.00 and R$5.1605 per US$1.00, respectively. See “Recent Developments—Financial System—Foreign Exchange Rates” for information on 2026 exchange rates.

Financial Institutions

Public Sector Financial Institutions

Brazil’s main public sector financial institutions are Banco do Brasil, BNDES and CEF.

Banco do Brasil.

Banco do Brasil, one of Brazil’s largest multi-service banks, is a mixed-ownership company, with the Federal Government holding a majority of its voting shares. It primarily functions as a private multi-service bank, but also has some lending programs that implement certain public policies. It is also the principal mechanism through which the Federal Government implements its rural credit policy. On December 31, 2025, Banco do Brasil (i) had assets of R$2.3 trillion; (ii) had shareholders’ equity of R$184.6 billion; and (iii) was the second largest bank in Latin America as measured by total assets.

BNDES.

BNDES, a development bank wholly owned by the Federal Government, is primarily engaged in providing long-term financing to the Brazilian private sector. BNDES is the main recipient of loans from the National Treasury and also receives loans from governmental funds, such as the Merchant Marine Fund (Fundo da Marinha Mercante) and the Amazônia Fund (Fundo Amazônia). As of December 31, 2025, BNDES and entities under its control had assets of approximately R$963.2 billion and shareholders’ equity of approximately R$172.0 billion. In 2025, BNDES prepaid R$2.2 billion of its outstanding loans to the National Treasury. The ordinary payments including principal and interest totaled R$4.02 billion in 2025.

Beginning January 1, 2018, the BNDES contracts reference rate changed from TJLP (Taxa de Juros de Longo Prazo) to TLP (Taxa de Longo Prazo). The TLP is composed of the sum of a fixed rate with the underlying inflation measured by the IPCA. This fixed rate is calculated monthly based on the three-month average real rate of the 5-year domestic inflation-linked bond of the Republic (the NTN-B). TJLP will remain applicable for the contracts related to the operations approved by the BNDES Board before January 1, 2018, until the maturity of the relevant loans. Thus, TJLP is still calculated and disclosed quarterly by the Central Bank at the last business day of the month prior to each quarter of the calendar year.

On September 30, 2025, the Central Bank announced that the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese), used for loans granted by BNDES prior to December 31, 2017, would increase to 9.07% per annum for the fourth quarter of 2025.

For November 2025, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for loans granted by BNDES from January 1, 2018 onward, increased to IPCA plus 7.81% per annum.

CEF

CEF is a savings bank, wholly owned by the Federal Government. It is primarily involved in deposit-taking and financing for housing and related infrastructure and may be used by the Federal Government to provide social services. Its main activities relate to raising funds through savings accounts, escrow and time deposits and investment in loans substantially linked to housing. CEF’s assets as of December 31, 2025, were approximately R$2.2 trillion and its shareholders’ equity was approximately R$111.8 billion.

Other Federal Financial Institutions

Other federal financial institutions include the Bank of the Amazon (Banco da Amazônia), with the mission of promoting development in the Amazon region, and the Bank of the Northeast of Brazil (Banco do Nordeste do Brasil), which is almost wholly owned by the Federal Government and has the mission of promoting sustainable development in northeastern Brazil.

Private Sector Financial Institutions

Brazil permits the establishment of multi-service banks, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance.

Brazil’s private sector financial institutions include commercial banks, investment banks, multi-service banks and other financial institutions. Brazil’s 16 private sector commercial banks and 126 private multi-service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 11 private investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2025, the combined shareholders’ equity of the private sector banking institutions in Brazil was R$871.0 billion.

Banco Master.

On November 18, 2025, the Central Bank decreed the extrajudicial liquidation of Banco Master S.A., Banco Master de Investimento S.A., Banco Letsbank S.A., and Master S.A. Corretora de Câmbio, Títulos e Valores Mobiliários, as well as the Temporary Special Administration Regime (RAET, for its acronym in Portuguese) for Banco Master Múltiplo S.A., institutions belonging to the Master Conglomerate. This is a prudential banking conglomerate, classified as diversified credit, small size, and included in the S3 segment of prudential regulation, with Banco Master S.A. as the leading institution. The conglomerate represents 0.57% of total assets and 0.55% of total funding in the Brazilian national financial system.

Banking Supervision

The Central Bank implements the CMN’s currency and credit policies and supervises financial institutions according to the following objectives: (i) evaluate risks assumed by, and management capacity of, financial institutions; (ii) verify compliance with applicable norms and laws; (iii) stimulate the dissemination of information by financial institutions; and (iv) supervise conduct with the objective of combating financing of terrorists and preventing money laundering.

Along with public and private banking institutions, the Central Bank supervises credit, finance, and investment companies; savings banks and credit unions, including stock exchanges; insurance and capitalization companies; and individuals or entities who carry out activities performed by financial institutions, among others. The Central Bank also oversees the operations of the national rural credit system and of the housing finance system, monitors the registration of foreign capital and exchange transactions and monitors the granting of credit to the public sector.

In addition, the Central Bank is responsible for maintaining financial stability in Brazilian markets. In 2011, the Central Bank created the Financial Stability Committee (Comitê de Estabilidade Financeira) with the main objective of monitoring financial stability and establishing guidelines and strategies to mitigate risks to the financial system.

Financial System Solvency

Since 2010, the Central Bank has issued several resolutions and guidelines to implement the most recent recommendations of the Basel Committee on Banking Supervision regarding the capital structure of financial institutions (“Basel III”). Implementation of the new capital structure in Brazil commenced on October 1, 2013, and has been following the agreed international schedule for the process.

Results through 2025 of the Central Bank’s periodic stress tests of the Brazilian financial system indicate that it maintains adequate shock absorbing capacity as a result of its present capital levels.

Derivatives and Investment Securities

Derivatives and investment securities are subject to various financial reporting requirements issued by the Central Bank. Securities held by financial institutions are required to be classified into certain categories, with such classifications determining mark to market requirements and accounting treatment. Financial institutions are also subject to specific hedge accounting rules regarding derivatives transactions, including monthly mark-to-market (“OTC”) requirements, classification requirements, and requirements to disclose certain information, including strategy. The CMN authorizes financial institutions to enter a wide range of non-standard options in the over-the-counter market as long as the derivative is registered in the OTC market or in a system organized by authorized institutions.

Deposit Insurance

Since 1995, Brazil has maintained a deposit insurance system through the FGC, a non-profit civil association that provides guaranties. The deposit insurance system protects creditors in the event of intervention, non-judicial liquidation, bankruptcy, or other insolvency of an institution. Except for credit cooperatives, the participants in the FGC are all financial institutions and savings and loan associations.

The FGC, which guarantees up to R$250,000 per person of covered claims, protects demand deposits, savings deposits, time deposits (in both book entry and certificated form), bills of exchange, real estate bonds, mortgage bonds and agribusiness credit bills, among other liabilities.

The CMN also allows financial institutions to issue Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial or DPGE, for its acronym in Portuguese), which are guaranteed by the FGC by up to R$40 million. The DPGEs serve as a key source of funds used by small- and medium-sized banks in Brazil.

As of December 31, 2025, the total equity of the FGC was R$123.2 billion.

The FGC ended 2025 with shareholders’ equity of R$ 123.2 billion, considering the deficit of R$ 17.1 billion for the fiscal year, resulting from the provision for guaranteed payments following the liquidation of the institutions of the Master Conglomerate. The FGC’s liquidity also closed the year. R$ 40.6 billion is the amount provisioned at the end of 2025 for the payment of guarantees to the creditors of Banco Master, Master de Investimento, and Letsbank.

Loan Loss Reserves

The CMN has a nine-category classification system for loans and other extensions of credit, which are assigned ratings ranging from AA to H based on perceived credit risk of the borrower or guarantor and the nature of the credit transaction. The ratings are initially assigned when the extension of credit is made and thereafter are re-evaluated on a monthly basis.

As of December 31, 2025, credit operations in arrears for over 90 days were at 4.2%, a 1.1 percentage point increase compared to December 31, 2024 (3.1). As of December 31, 2025, credit operations in arrears with respect to credits granted to families were at 5.1%, a 1.5 percentage point increase compared to December 31, 2024 (3.6%). As of December 31, 2025, credit operations in arrears with respect to credits provided to legal entities were at 2.7%, a 0.5 percentage point increase compared to December 31, 2024 (2.2%).

On June 5, 2023, the Federal Government launched Desenrola Brasil, a debt renegotiation program for low-income individuals aiming to reduce delinquency rates. The program was executed in three phases. Phases 1 and 2 began on June 17, 2023, and Phase 3 began on October 9, 2023. Phase 1 was targeted at individuals whose income was no more than twice the minimum monthly wage or people who were enrolled in social benefits programs such as Bolsa Familia. In this phase, debts were grouped and auctioned in a platform where financial institutions who offered the highest bid would have debts paid or renegotiated with a government guarantee. Phase 2 was targeted at individuals with monthly income up to R$20,000.00 and did not depend on a government guarantee. Instead, in exchange for debt discounts, financial institutions were authorized to use presumed tax credits. During Phase 3, a platform was launched for the refinancing of bank and consumer debts of up to R$5,000 for debtors earning up to two minimum monthly wages. On December 11, 2023, the program was extended through March 31, 2024.

For more information on this topic, see “Recent Developments.”

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets either through direct loans or through the issuance of debt securities. Central Bank Resolution No. 278, dated December 31, 2022, regulates the entry of foreign capital into Brazil, which must be registered with the Central Bank. Pursuant to the Central Bank resolution, financial institutions may borrow foreign currency-denominated funds in the international markets for the purpose of investment in the domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Instead, other measures, such as changing the IOF tax rates, may also be used by the Federal Government to influence short-term capital flows.

Payment Settlement System

Payment orders in the Reserves Transfer System (Sistema de Transferência de Reservas) cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. To avoid payment interruptions, the Central Bank introduced an intra-day credit line backed by National Treasury securities. There is no financial cost for this line, as long as repayment is made on the same day; payments not made on the same day are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Foreign Banks

Currently, foreign banks may only operate in Brazil with prior authorization by the Central Bank. Foreign banks are subject to the same rules, regulations, and requirements applicable to Brazilian financial institutions.

As of December 31, 2025, there were 70 foreign-controlled or foreign-affiliated banks operating in Brazil and 25 other banks in Brazil with significant foreign participation. As of December 2025, foreign bank participation was 15.4% in total assets and 13.8% in shareholders’ equity of the Brazilian financial system.

Securities Markets

Securities Regulation

The CVM, an autonomous, independent and decentralized agency linked to the Federal Government, implements the policies of the CMN relating to the organization and operation of the Brazilian securities market. It is responsible for regulating Brazil’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to securities traded on Brazilian stock exchanges and promulgating accounting and reporting rules to ensure public access to information on issuers and their traded securities. The CVM’s main objectives are to: (i) promote the development of the stock market; (ii) promote the efficiency and regular operation of the stock and over-the-counter markets; (iii) protect the holders of securities and market investors against irregularities in the issuance of securities; (iv) ensure public access to information on traded securities and issuers; and (v) continuously monitor the activities and services of the securities market.

Brazilian Stock Exchange

B3 S.A. – The Brasil, Bolsa, Balcão (formerly BM&FBOVESPA) stock exchange is one of the world’s largest financial market infrastructure providers by market value. B3 was established in March 2017 when the securities, commodities and futures exchange activities of BM&FBOVESPA were combined with the activities of Cetip, a provider of financial services for the organized OTC market.

The table below sets forth certain indicators of market activity on B3:

Table No. 18

Market Activity on B3

	2021		2022		2023		2024		2025
Number of Listed Companies		463		448		446		429		413
Market Capitalization (in billions of U.S. Dollars)	US$	876.1	US$	854.7	US$	887.6	US$	820.5	US$	830.1
Market Volume(1) (in billions of U.S. Dollars)	US$	1,583.1	US$	1,444.4	US$	1,946.8	US$	1,119.9	US$	1,090.8

(1)	Exchange rate (sell side) at December 31 of each year.

Source: B3.

BALANCE OF PAYMENTS

The balance of payments records a country’s economic transactions with the rest of the world over a one-year period. The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated:

Table No. 19

Balance of Payments(1)

(In Millions of U.S. Dollars)

	2021	2022	2023	2024	2025
Current Account	(39,398)	(41,960)	(26,982)	(65,313)	(66,717)
Balance on Goods	42,312	51,522	92,275	65,842	59,728
Exports	283,965	340,201	343,819	339,857	350,501
Imports	241,653	288,679	251,544	274,014	290,772
Services	(26,957)	(41,879)	(43,706)	(54,327)	(50,642)
Primary Income Balance	(58,971)	(56,530)	(79,484)	(81,333)	(81,347)
Secondary Income Balance	4,218	4,927	3,933	4,505	5,543
Capital Account(2)	(2,991)	(1,242)	(650)	(2,177)	(216)
Financial Account	(47,313)	(43,266)	(27,581)	(73,229)	(64,278)
Direct Investment	(30,201)	(42,146)	(37,603)	(47,752)	(47,501)
Net acquisition of financial assets	16,239	33,355	25,147	26,339	30,176
Net incurrence of liabilities	46,441	75,501	62,750	74,091	77,676
Portfolio Investments	(7,987)	2,919	(9,311)	(1,052)	7,015
Net acquisition of financial assets	15,382	(142)	4,507	7,174	22,155
Net incurrence of liabilities	23,369	(3,061)	13,818	8,225	15,140
Financial derivatives and employee stock options	(960)	(2,031)	(7,995)	2,176	(2,891)
Other Investments	(22,131)	5,276	5,956	(210)	(29,611)
Net acquisition of financial assets	13,766	29,284	15,058	7,443	11,331
Net incurrence of liabilities	35,898	24,008	9,102	7,654	40,942
Reserve Assets	13,967	(7,284)	21,372	(26,392)	8,710
Net Errors and Omissions	(4,924)	(64)	50	(5,740)	2,656

Note: Numbers may not total due to rounding.

(1)	Figures calculated in accordance with methodology set forth in the International Monetary Fund—Balance of Payments and International Investment Position Manual—Sixth Edition (“IMF BPM6”).
(2)	Includes migrant remittances.

Source: Central Bank.

Current Account

Brazil has had current account deficits since 2007. In 2025, the current account deficit represented 2.93% of GDP, a decrease from the 2.99% of GDP deficit registered in 2024.

The US$2.6 billion increase in the deficit resulted from a US$5.9 billion reduction in the trade balance surplus, partially offset by a US$2.2 billion decrease in the services deficit, as well as a US$1.0 billion increase in the secondary income surplus. The primary income deficit remained at the level observed in 2024.

Balance of Goods

The following table provides information on the principal foreign trade indicators for the periods specified:

Table No. 20

Principal Foreign Trade Indicators

	2021	2022	2023	2024	2025
Exports
$ in millions	283,965	340,201	343,819	339,857	350,501
% change(1)	34.8%	19.8%	1.1%	(1.2%)	3.1%
% of GDP	17.7%	17.4%	15.7%	15.6%	15.4%
1,000 tons	700,387	740,648	801,976	809,835	859,828
% change(3)	0.4%	5.7%	8.3%	1.0%	6.2%
Imports
$ in millions	241,653	288,679	251,544	274,014	290,772
% change(1)	38.9%	19.5%	(12.9%)	8.9%	6.1%
% of GDP	15.4%	14.8%	11.5%	12.5%	12.7%
1,000 tons	178,411	173,485	169,353	185,124	186,874
% change(3)	23.9%	(2.8%)	(2.4%)	9.3%	0.9%
Exports/Imports(2)	1.15	1.18	1.37	1.24	1.21
Trade Balance
$ in millions	36,364	51,522	92,275	65,842	59,728
% change(1)	12.3%	41.7%	79.1%	(28.6%)	(9.3%)
% of GDP	2.3%	2.6%	4.2%	3.0%	2.6%
GDP ($ in millions)	1,670,493	1,951,572	2,190,991	2,184,822	2,280,894

Note: Numbers may not total due to rounding.

(1)	Percentage change from previous year.
(2)	Percentage change in volume, by weight.
(3)	Exports divided by imports.

Source: Central Bank and MDIC.

Exports

Since 2009, the largest market for Brazilian products has been Asia, followed by the European Union. The following table sets forth certain information regarding the destination of Brazil’s exports for the periods indicated:

Table No. 21

Exports by Region (FOB Brazil)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2021		2022		2023		2024		2025
Asia (ex-Middle East)	130,336	46.4%	139,616	41.8%	152,443	44.9%	144,347	42.8%	149,931	43.0%
China, Hong Kong and Macau	89,944	32.0%	90,771	27.2%	105,766	31.1%	95,925	28.5%	101,368	29.1%
ASEAN (3)	19,330	6.9%	23,903	7.2%	24,395	7.2%	26,364	7.8%	24,373	7.0%
Others	9,852	3.5%	12,116	3.6%	10,021	3.0%	10,977	3.3%	13,234	3.8%
Japan	5,539	2.0%	6,620	2.0%	6,620	1.9%	5,578	1.7%	5,489	1.6%
South Korea	5,671	2.0%	6,206	1.9%	5,641	1.7%	5,503	1.6%	5,467	1.6%
Europe	48,295	17.2%	63,307	18.9%	57,631	17.0%	59,990	17.8%	63,637	18.3%
European Union	36,533	13.0%	50,893	15.2%	46,299	13.6%	48,277	14.3%	49,753	14.3%
Others	10,175	3.6%	10,455	3.1%	9,989	2.9%	10,263	3.0%	8,334	2.4%
United Kingdom	3,075	1.1%	3,669	1.1%	3,317	1.0%	3,085	0.9%	4,027	1.2%
Russia	1,587	0.6%	1,959	0.6%	1,343	0.4%	1,450	0.4%	1,523	0.4%
South America	34,091	12.1%	43,955	13.2%	42,969	12.6%	36,967	11.0%	43,204	12.4%
Mercosur	16,990	6.1%	21,764	6.5%	23,562	6.9%	20,238	6.0%	25,654	7.4%
Andean Community of Nations	8,839	3.1%	11,494	3.4%	9,927	2.9%	4,430	2.5%	9,025	2.6%
Others	8,262	2.9%	10,737	3.2%	9,479	2.8%	8,298	2.5%	8,525	2.4%
North America	41,628	14.8%	49,886	14.9%	51,259	15.1%	54,488	16.2%	52,663	15.1%
United States of America	31,145	11.1%	37,438	11.2%	36,915	10.9%	40,369	12.0%	37,682	10.8%
Mexico	4,922	1.8%	5,397	1.6%	5,772	1.7%	6,317	1.9%	7,252	2.1%
Canada	5,560	2.0%	7,051	2.1%	8,572	2.5%	7,802	2.3%	7,729	2.2%
Middle East	12,074	4.3%	17,147	5.1%	15,002	4.4%	17,897	5.3%	16,125	4.6%
Africa	9,479	3.4%	12,758	3.8%	13,168	3.9%	15,854	4.7%	15,468	4.4%
Central America and Caribbean	3,940	1.4%	5,968	1.8%	5,652	1.7%	5,845	1.7%	5,621	1.6%
Non- declared	2	0.0%	144	0.0%	389	0.1%	575	0.2%	374	0.1%
Oceania	969	0.3%	1,314	0.4%	1,181	0.3%	1,083	0.3%	1,256	0.4%
Total	280,815	100.0%	334,136	100.0%	339,696	100.0%	337,046	100.0%	348,278	100.0%

Note: Numbers may not total due to rounding.

(1)	According to the MERCOSUL Common Nomenclature (Nomenclatura Comum do MERCOSUL or NCM, for its acronym in Portuguese).
(2)	Percentages of total exports.
(3)	Association of Southeast Asian Nations.

Source: MDIC.

The following table sets forth certain information regarding exports by product categories for the periods indicated:

Table No. 22

Brazilian Exports (FOB)(1)

(In Millions of U.S. Dollars, except for percentages(2))

	2021		2022		2023		2024		2025
Agriculture	55,141	19.6%	74,787	22.4%	81,485	24.0%	72,480	21.5%	77,609	22.3%
Mining and quarrying	80,046	28.5%	76,199	22.8%	78,973	23.2%	81,036	24.0%	80,324	23.1%
Manufacturing	144,127	51.3%	181,401	54.3%	177,076	52.1%	181,768	53.9%	188,411	54.1%
Other Products	1,501	0.5%	1,748	0.5%	2,161	0.6%	1,763	0.5%	1,935	0.6%
Total	280,815	100.0%	334,136	100.0%	339,696	100.0%	337,046	100.0%	348,278	100.0%

Note: Numbers may not total due to rounding.

(1)	According to the Brazilian adoption of the International Standard Industrial Classification of All Economic Activities (ISIC).
(2)	Percentages of total exports.

Source: MDIC.

The following table sets forth certain information regarding exports by major commodity groups for the periods indicated:

Table No. 23

Exports (FOB Brazil)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2021		2022		2023		2024		2025
Livestock and animal products	19,734	7.0%	25,663	7.7%	24,053	7.1%	27,119	6.9%	32,729	9.4%
Vegetable products	51,999	18.5%	71,337	21.3%	78,481	23.1%	67,058	17.1%	72,075	20.7%
Oils, fat and waxes of animals and plants	2,753	1.0%	4,972	1.5%	3,573	1.1%	2,327	0.6%	3,085	0.9%
Food, beverage and tobacco	25,335	9.0%	32,977	9.9%	39,608	11.7%	41,882	10.7%	36,454	10.5%
Mineral products	87,802	31.3%	90,312	27.0%	91,509	26.9%	93,307	23.8%	91,686	26.3%
Chemical products and derivatives	11,433	4.1%	14,012	4.2%	12,193	3.6%	12,729	3.2%	12,919	3.7%
Plastic and rubber, and derivatives	5,233	1.9%	5,856	1.8%	4,913	1.4%	48,840	12.5%	5,049	1.4%
Fur, leather and derivatives	1,497	0.5%	1,301	0.4%	1,197	0.4%	1,325	0.3%	1,207	0.3%
Wood, wood charcoal and derivatives	4,496	1.6%	4,727	1.4%	3,421	1.0%	3,664	0.9%	3,294	0.9%
Paste of wood, paper and derivatives	8,698	3.1%	11,194	3.4%	10,415	3.1%	13,146	3.4%	12,673	3.6%
Textile materials and derivatives	4,477	1.6%	4,833	1.4%	4,039	1.2%	6,078	1.5%	5,884	1.7%
Shoes, hats, etc.	1,054	0.4%	1,484	0.4%	1,277	0.4%	1,084	0.3%	1,072	0.3%
Articles of stone, ceramic, glass, etc.	2,170	0.8%	2,207	0.7%	1,928	0.6%	1,944	0.5%	2,105	0.6%
Natural pearls, precious stones, etc.	6,265	2.2%	5,637	1.7%	4,085	1.2%	4,455	1.1%	7,195	2.1%
Common metals and derivatives	19,018	6.8%	22,443	6.7%	20,439	6.0%	18,002	4.6%	18,381	5.3%
Machineries and equipment, electric materials, etc.	14,440	5.1%	16,740	5.0%	18,597	5.5%	17,784	4.5%	18,988	5.5%
Transport materials	11,671	4.2%	15,527	4.6%	16,755	4.9%	17,008	4.3%	20,254	5.8%
Scientific instruments and equipment	863	0.3%	986	0.3%	1,174	0.3%	12,466	3.2%	1,296	0.4%
Weapons and ammunition	377	0.1%	443	0.1%	590	0.2%	528	0.1%	456	0.1%
Goods and diverse products	1,324	0.5%	1,277	0.4%	1,187	0.3%	1,196	0.3%	1,250	0.4%

	2021		2022		2023		2024		2025
Objects of art, collection and antiques	175	0.1%	207	0.1%	263	0.1%	280	0.1%	228	0.1%
Special transactions	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Total	280,815	100.0%	334,136	100.0%	339,696	100.0%	392,221	100.0%	348,278	100.0%

Note: Numbers may not total due to rounding.

(1)	According to the NCM.
(2)	Percentages of total exports.

Source: MDIC.

In 2025, soy product exports represented 12.5% of all Brazilian exports, and petroleum and bituminous minerals and crude oils represented 12.8% of all Brazilian exports. These items are exported to a wide range of commercial partners, with China being the most significant in value.

To provide export financing under the terms and conditions prevailing in the international market, the Federal Government established the Export Financing Program (Programa de Financiamento às Exportações or PROEX, for its acronym in Portuguese). There are two forms of credit assistance available under the program: direct financing and interest rate equalization. Direct financing can be provided to Brazilian exporters (supplier’s credit) or to foreign importers (buyer’s credit); direct financing may also be provided for the production of goods and services for export. Interest rate equalization is a form of credit assistance through which PROEX pays for part of the charges associated with a loan granted by another financial institution through equalization payments, making the net financial burden of the loan compatible with those available on the international market. The financing period of the program ranges from 180 days to 15 years.

The PROEX budget for 2025 is R$2.63 billion.

Imports

The following table sets forth certain information regarding the sources of Brazil’s imports for the periods indicated:

Table No. 24

Imports by Region (FOB Brazil)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2021		2022		2023		2024		2025
Asia (ex-Middle East)	78,158	35.6%	94,501	34.7%	83,304	34.6%	96,632	36.8%	109,044	38.9%
China, Hong Kong and Macau	48,341	22.0%	61,572	22.6%	53,922	22.4%	64,647	24.6%	71,811	25.6%
ASEAN(3)	5,108	2.3%	5,463	2.0%	4,827	2.0%	5,157	2.0%	5,299	1.9%
Others(3)	9,536	4.3%	9,957	3.7%	9,267	3.8%	10,839	4.1%	14,056	5.0%
Japan	10,027	4.6%	12,209	4.5%	10,160	4.2%	10,558	4.0%	11,827	4.2%
South Korea	5,146	2.3%	5,300	1.9%	5,129	2.1%	5,431	2.1%	6,051	2.2%
Europe	51,483	23.5%	60,330	22.1%	63,352	26.3%	66,929	25.5%	69,133	24.7%
European Union	38,262	17.4%	44,263	16.2%	45,423	18.9%	47,261	18.0%	50,276	17.9%
Others	4,978	2.3%	5,428	2.0%	5,087	2.1%	5,557	2,1%	5,651	2.0%
Russia	5,699	2.6%	7,853	2.9%	10,013	4.2%	10,965	4.2%	9,409	3.4%
United Kingdom	2,545	1.2%	2,785	1.0%	2,829	1.2%	3,146	1.2%	3,797	1.4%
South America	26,618	12.1%	29,844	10.9%	28,296	11.8%	30,681	11.7%	28,587	10.2%
Mercosur	17,363	7.9%	18,572	6.8%	17,090	7.1%	19,314	7.3%	18,332	6.5%
Andean Community of Nations	4,664	2.1%	5,721	2.1%	5,494	2.3%	5,126	1.9%	4,720	1.7%
Others	4,592	2.1%	5,550	2.0%	5,712	2.4%	6,240	2.4%	5,536	2.0%
North America	46,521	21.2%	61,753	22.7%	46,876	19.5%	49,203	18.7%	54,496	19.4%
United States of America	39,385	18.0%	51,304	18.8%	37,959	15.8%	40,652	15.5%	45,142	16.1%
Mexico	4,561	2.1%	5,283	1.9%	5,541	2.3%	5,767	2.2%	6,215	2.2%

	2021		2022		2023		2024		2025
Canada	2,575	1.2%	5,165	1.9%	3,376	1.4%	2,784	1.1%	3,140	1.1%
Middle East	7,330	3.3%	13,236	4.9%	8,226	3.4%	7,552	2.9%	7,161	2.6%
Africa	6,432	2.9%	8,523	3.1%	7,194	3.0%	8,381	3.2%	8,221	2.9%
Central America and Caribbean	1,291	0.6%	1,375	0.5%	1,099	0.5%	1,458	0.6%	1,832	0.7%
Non- declared	346	0.2%	305	0.1%	355	0.1%	546	0.2%	592	0.2%
Oceania	1,229	0.6%	2,745	1.0%	2,090	0.9%	1,487	0.6%	1,112	0.4%
Total	219,408	100.0%	272,611	100.0%	240,793	100.0%	262,870	100.0%	280,208	100.0%

Note: Numbers may not total due to rounding.

(1)	According to the NCM.
(2)	Percentages of total imports.
(3)	Association of Southeast Asian Nations.

Source: MDIC.

By virtue of being a member country of Mercosur, Brazil imposes a tariff that can vary 2 percentage points from 0% up to 20% on imported goods from non-Mercosur countries (Tarifa Externa Comum or TEC, for its acronym in Portuguese). However, member countries are entitled to a list of products that, at their discretion, will temporarily not be subject to the TEC. The list of exceptions allowed to each member country are as follows: Argentina, up to 100 products until December 31, 2028; Brazil, up to 100 products until December 31, 2028; Paraguay, up to 649 products until December 31, 2030; and Uruguay, up to 225 products until December 31, 2029. For such products included on the list of exceptions, each member country may impose higher or lower tariffs, as compared to the TEC. The maximum import tariff imposed by Brazil on products included on the list of exceptions was 55%. Up to 20% of the products on the list can be changed every six months. Venezuela has been suspended from Mercosur since August 5, 2017.

The following table sets forth certain information regarding imports by end-use category for the periods indicated:

Table No. 25

Brazilian Imports (FOB)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2021		2022		2023		2024		2025
Capital goods	24,368	11.1%	28,080	10.3%	29,577	12.3%	35,754	13.6%	44,238	15.8%
Consumption goods	24,017	10.9%	27,931	10.2%	32,793	13.6%	40,458	15.4%	42,773	15.3%
Oil and Fuel	26,093	11.9%	43,988	16.1%	32,227	13.4%	30,011	11.4%	27,318	9.7%
Intermediate goods	144,851	66.0%	172,461	63.3%	146,071	60.7%	156,544	59.6%	165,780	59.2%
Others	80	0.0%	150	0.1%	125	0.1%	102	0.0%	100	0.0%
Total	219,408	100.0%	272,611	100.0%	240,793	100.0%	262,870	100.0%	280,208	100.0%

Note: Numbers may not total due to rounding.

(1)	According to the NCM.
(2)	Percentages of total imports.

Source: Central Bank, with underlying information provided by MDIC.

The following table sets forth certain information regarding imports by major commodity groups for the periods indicated:

Table No. 26

Imports (FOB Brazil)(1)

(In Millions of U.S. Dollars, Except for Percentages(2))

	2021		2022		2023		2024		2025
Livestock and animal products	2,244	1.0%	2,801	1.0%	3,114	1.3%	3,252	1.2%	3,166	1.1%
Vegetable products	5,610	2.6%	6,110	2.2%	5,380	2.2%	6,467	2.5%	6,036	2.2%
Oils, fat and waxes of animals and plants	1,591	0.7%	1,781	0.7%	1,464	0.6%	1,875	0.7%	2,067	0.7%
Food, beverage and tobacco	3,124	1.4%	3,256	1.2%	3,372	1.4%	3,970	1.5%	4,760	1.7%
Mineral products	32,305	14.7%	51,595	18.9%	38,429	16.0%	35,745	13.6%	32,205	11.5%
Chemical products and derivatives	51,627	23.5%	70,612	25.9%	52,951	22.0%	54,263	20.6%	60,952	21.8%
Plastic and rubber, and derivatives	13,859	6.3%	14,733	5.4%	13,357	5.5%	15,525	5.9%	15,768	5.6%
Fur, leather and derivatives	401	0.2%	575	0.2%	648	0.3%	735	0.3%	746	0.3%
Wood, wood charcoal and derivatives	151	0.1%	139	0.1%	151	0.1%	164	0.1%	193	0.1%
Paste of wood, paper and derivatives	1,153	0.5%	1,229	0.5%	1,245	0.5%	1,328	0.5%	1,511	0.5%
Textile materials and derivatives	5,178	2.4%	5,952	2.2%	5,799	2.4%	6,656	2.5%	6,823	2.4%
Shoes, hats, etc.	451	0.2%	566	0.2%	652	0.3%	708	0.3%	841	0.3%
Articles of stone, ceramic, glass, etc.	1,647	0.8%	1,753	0.6%	1,773	0.7%	1,825	0.7%	1,812	0.6%
Natural pearls, precious stones, etc.	1,032	0.5%	972	0.4%	691	0.3%	794	0.3%	1,132	0.4%
Common metals and derivatives	16,067	7.3%	15,773	5.8%	16,088	6.7%	17,708	6.7%	17,961	6.4%
Machineries and equipment, electric materials, etc.	56,962	26.0%	65,475	24.0%	63,328	26.3%	72,116	27.4%	77,160	27.5%
Transport materials	17,419	7.9%	19,693	7.2%	22,003	9.1%	27,895	10.6%	33,500	12.0%
Scientific instruments and equipment	6,385	2.9%	7,140	2.6%	7,714	3.2%	8,722	3.3%	9,930	3.5%
Weapons and ammunition	159	0.1%	208	0.1%	185	0.1%	256	0.1%	371	0.1%
Goods and diverse products	2,037	0.9%	2,236	0.8%	2,425	1.0%	2,829	1.1%	3,256	1.2%
Objects of art, collection and antiques	7	0.0%	13	0.0%	25	0.0%	37	0.0%	19	0.0%
Total	219,408	100%	272,611	100%	240,792	100%	262,870	100%	280,208	100%

Note: Numbers may not total due to rounding.

(1)	According to the NCM.
(2)	Percentages of total imports.

Source: MDIC.

Financial Account

Foreign Investment

In 2025, foreign direct investment in Brazil totaled US$77.7 billion (3.41% of GDP) compared to US$74.1 billion (3.39% of GDP) in 2024.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated:

Table No. 27

Foreign Direct and Portfolio Investment in Brazil(1)

(In Millions of U.S. Dollars)

	2021	2022	2023	2024	2025
Portfolio
Net acquisition of financial assets	15,382	(142)	4,507	7,174	22,155
Net incurrence of liabilities	23,369	(3,061)	13,818	8,225	15,140
Total	(7,987)	2,919	(9,311)	(1,052)	7,015
Direct
Net acquisition of financial assets	16,239	33,355	25,147	26,339	30,176
Net incurrence of liabilities	46,441	75,501	62,750	74,091	77,676
Total	(30,201)	(42,146)	(37,604)	(47,752)	(47,501)

Note: Numbers may not total due to rounding.

(1)	Figures calculated in accordance with methodology set forth in the IMF BPM6.

Source: Central Bank.

Other than in 2010, and from 2012 through 2014, external financing needs (which are defined as the difference between the current account deficit and net foreign direct investment) have generally been negative since January 2002, as rising foreign direct investments have been greater than the current account deficit.

The following table sets forth the external financing needs of Brazil for each of the years indicated:

Table No. 28

External Financing Needs

(In Millions of U.S. Dollars)

	2021	2022	2023	2024	2025
Current Account Deficit	39,398	41,960	27,073	66,168	68,998
Foreign Direct Investment	46,441	75,501	62,750	74,091	77,676
External Financial Needs	(7,043)	(33,541)	(35,677)	(7,923)	(8,678)

Note: Numbers may not total due to rounding.

Source: Central Bank.

Reserve Assets

International Reserves

The Central Bank publishes the volume of international reserves using two metrics: cash (the most widely used metric) and international liquidity. The international liquidity metric includes, in addition to the assets considered in the cash metric: (i) securities repurchase agreements (introduced in January 2002); and (ii) U.S. Dollars receivable by the Central Bank from banks as a result of loans that the Central Bank issued in foreign currency to provide liquidity.

The following table sets forth Brazil’s international reserves, according to the international liquidity metric for calculating international reserves, for each of the years indicated below:

Table No. 29

International Reserves (International Liquidity Metric)

(In Millions of U.S. Dollars)

	2021	2022	2023	2024	2025
Total Official Reserves	363,704	337,703	355,034	344,730	372,984

Source: Central Bank.

According to the cash metric for calculating international reserves, Brazil’s total official reserves increased from US$329.73 billion in 2024 to US$358.23 billion in 2025. The following table sets forth certain information regarding Brazil’s international reserves, according to the cash metric for calculating international reserves, for each of the years indicated below:

Table No. 30

International Reserves (Cash Metric)

(In Millions of U.S. Dollars)

	As of December 31, 2025
	2021	2022	2023	2024	2025
Convertible Currency Reserves	309,370	271,893	316,992	282,717	298,147
Bills/Bonds	294,405	263,905	300,304	263,986	290,151
Money and deposits	14,965	7,988	16,689	18,731	7,996
Balance of Reserves at the IMF	4,474	4,413	4,146	3,613	4,045
Gold(1)	7,581	7,585	8,609	10,874	23,916
Special Drawing Rights	19,284	18,853	19,189	18,591	20,131
Other reserve assets(2)	21,495	21,959	6,098	13,936	11,994
Total Official Reserves(3)	362,204	324,703	355,034	329,730	358,234

Note: Numbers may not total due to rounding.

(1)	Includes available financial gold inventory plus time deposits.
(2)	Includes financial derivatives, loans to nonbank nonresidents (includes export credit), reverse repo (securities borrowed with other securities used as collateral) and others.
(3)	Calculated according to cash metric.

Source: Central Bank.

PUBLIC FINANCE

General

Brazil’s consolidated public sector account includes the accounts of the three tiers of government (federal, state, and municipal), the Central Bank and the public Social Security System.

Consolidated Public Sector Fiscal Performance

The primary goals of the Federal Government’s fiscal policy are to promote the balanced management of public resources, to ensure the maintenance of economic stability and sustained growth, and to be socially equitable. To fulfill its goals, acting in accordance with its monetary, credit and exchange policies, the Federal Government seeks to create the necessary conditions for the gradual decline of Brazil’s DLSP to GDP ratio, the reduction of Brazil’s interest rates, and the improvement of Brazil’s public debt profile. Accordingly, every year, a primary balance target is established with the goal of ensuring the economic conditions necessary for the maintenance of sustained growth, which includes the long-term sustainability of public debt. The primary balance targets are fixed in nominal terms.

The 2025 LDO set a nominal primary deficit limit of R$6.2 billion and a primary deficit for the lower band of R$37.2 billion for the Federal Government and R$31.0 billion for the lower band for the central government, except that the following expenses, in the aggregate amount of R$51.8 billion, were exempt for the purposes of the nominal primary deficit of the central government: R$41.1 billion from precatórios related to the judicial decisions (ADIs No. 7064 and 7047); R$2.8 billion from reimbursement to Regime Geral de Previdência Social (RGPS) beneficiaries; R$2.5 billion from strategic national defense projects; R$2.2 billion from temporary health expenditures financed by the Social Fund; and R$3.1 billion from the PAC adjustment related to state-owned enterprises.

Fiscal Balance

Brazil measures both an overall balance and a primary balance, calculated according to the official statistical guidelines of the IMF. The overall balance is the difference between Brazil’s aggregate revenue (including investments) and total expenditures (including interest costs) in a given period (“Public Sector Borrowing Requirements”). The primary balance is the overall balance excluding nominal interest payments levied on net debt.

In July 2025, the consolidated public sector registered a primary deficit of R$66.6 billion, compared to a deficit of R$21.3 billion in July 2024. For the 12-month period ended July 31, 2025, the consolidated public sector registered an accumulated primary deficit of R$27.3 billion (0.22% of GDP), compared to a primary surplus of R$17.9 billion (0.15% of GDP) in the 12-month period ended June 30, 2025. For the 12-month period ended July 31, 2025, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$968.5 billion (7.86% of GDP), compared to a nominal deficit of R$894.4 billion (7.30% of GDP) in the 12-month period ended June 30, 2025. In September 2025, the consolidated public sector registered a primary deficit of R$17.5 billion, compared to a deficit of R$7.3 billion in September 2024. For the 12-month period ended September 30, 2025, the consolidated public sector registered an accumulated primary deficit of R$33.2 billion (0.27% of GDP), compared to a primary deficit of R$23.1 billion (0.19% of GDP) in the 12-month period ended August 31, 2025. For the 12-month period ended September 2025, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$1,018.0 billion (8.16% of GDP), compared to a nominal deficit of R$969.6 billion (7.81% of GDP) in the 12-month period ended August 31, 2025. In December 2025, the consolidated public sector registered a primary surplus of R$6.3 billion, compared to a surplus of R$15.7 billion in December 2024. For the 12-month period ended December 31, 2025, the consolidated public sector registered an accumulated primary deficit of R$55.0 billion (0.43% of GDP), compared to a primary deficit of R$47.6 billion (0.4% of GDP) in the 12-month period ended December 31, 2024. For the 12-month period ended December 2025, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$1,062.6 billion (8.34% of GDP), compared to a nominal deficit of R$998.0 billion (8.47% of GDP) in the 12-month period ended December 31, 2024.

In July 2025, the Brazilian Social Security System registered a deficit of R$42.68 billion, 80.64% higher (in real terms) than the deficit registered in July 2024. For the 12-month period ended July 31, 2025, the deficit of the Brazilian Social Security System totaled R$328.58 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended July 31, 2025 was R$323.05 billion. In September 2025, the Brazilian Social Security System registered a deficit of R$20.91 billion, 24.26% lower (in real terms) than the deficit registered in September 2024. For the 12-month period ended September 30, 2025, the deficit of the Brazilian Social Security System totaled R$322.25 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended September 30, 2025 reached R$317.84 billion. In December 2025, the Brazilian Social Security System registered a surplus of R$11.1 billion, 2.4% higher (in real terms) than the surplus registered in December 2024. For the 12-month period ended December 31, 2025, the deficit of the Brazilian Social Security System totaled R$322.02 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended December 31, 2025 reached R$317.2 billion.

On May 22, 2025, the Ministry of Finance announced a set of fiscal measures aimed at ensuring compliance with the 2025 primary result target. The measures included a R$10.6 billion spending block (bloqueio de gastos) and a R$20.7 billion expenditure freeze (contingenciamento) to prevent discretionary outlays from exceeding revenue projections. According to the Ministry of Finance, the actions were intended to maintain fiscal discipline and reinforce consistency between fiscal and monetary policy in the context of inflation control and exchange rate stabilization. On the same day, the Federal Government announced changes to the rules regarding the Financial Transactions Tax (Imposto sobre Operações de Crédito, Câmbio e Seguro ou relativas a Títulos ou Valores Mobiliários or IOF, for its acronym in Portuguese). Key changes included the introduction of a 5% IOF rate on monthly contributions exceeding R$50,000 to life insurance plans with survival coverage, while maintaining the exemption for contributions below that threshold. The IOF framework for certain foreign exchange operations was also revised to address distortions and enhance tax neutrality across similar operations. Most of the changes took effect on May 23, 2025, with specific provisions – such as the IOF on reverse factoring (risco sacado) – coming into force on June 1, 2025. On September 22, 2025, the Federal Government published its 4th Bimonthly Assessment of Primary Revenues and Expenditures Report. In this report, the Federal Government announced a R$12.1 billion spending block (bloqueio de gastos).

In response to market feedback, the Ministry of Finance announced on May 23, 2025 that the zero IOF rate for investments in foreign countries made by Brazilian investment funds would be reinstated. This revision was intended to avoid creating unintended barriers to investments in foreign countries.

On June 11, 2025, the Federal Government published a set of fiscal measures related to the IOF, through Decree No. 12,499/2025 and MPV No. 1,303/2025. The focus is on correcting distortions, building tax equality and maintaining Brazil’s fiscal balance. The MPV is currently being discussed in a special committee in the National Congress.

The following table sets forth the Public Sector Borrowing Requirements for the five-year period ending on December 31, 2025:

Table No. 31

Public Sector Borrowing Requirements(1)

(In Billions of Reais (R$), Except Percentages(2))

	2021		2022		2023		2024		2025
	R$	% of GDP	R$	% of GDP	R$	% of GDP	R$	% of GDP	R$	% of GDP
Overall	383.7	4.3%	460.4	4.6%	967.4	8.8%	998.0	8.5%	1,062.6	8.3%
Central Government	443.2	4.9%	448.3	4.4%	879.1	8.0%	900.6	7.6%	950.6	7.5%
Federal Government(3)	428.3	4.8%	431.0	4.3%	813.6	7.4%	692.5	5.9%	925.5	7.3%
Central Bank	14.9	0.2%	17.3	0.2%	65.5	0.6%	208.1	1.8%	25.1	0.2%
Regional Governments	(61.8)	(0.7%)	13.6	0.1%	80.7	0.7%	84.6	0.7%	101.2	0.8%
Public Enterprises(4)	2.3	0.0%	(1.5)	(0.0%)	7.7	0.1%	12.8	0.1%	10.8	0.1%
Nominal interest	448.4	5.0%	586.4	5.8%	718.3	6.6%	950.4	8.1%	1,007.6	7.9%
Central Government	407.3	4.5%	503.2	5.0%	614.5	5.6%	855.2	7.3%	891.9	7.0%
Federal Government(3)	393.0	4.4%	486.4	4.8%	549.5	5.0%	648.4	5.5%	867.7	6.8%
Central Bank	14.3	0.2%	16.8	0.2%	65.0	0.6%	206.8	1.8%	24.2	0.2%
Regional Governments	35.9	0.4%	78.6	0.8%	98.3	0.9%	90.5	0.8%	110.8	0.9%
Public enterprises(4)	5.2	0.1%	4.6	0.0%	5.4	0.0%	4.8	0.0%	4.9	0.0%
Primary	(64.7)	(0.7%)	(126.0)	(1.2%)	249.1	2.3%	47.6	0.4%	55.0	0.4%
Central Government	35.9	0.4%	(54.9)	(0.5%)	264.5	2.4%	45.4	0.4%	58.7	0.5%
Federal Government	(212.1)	(2.4%)	(316.7)	(3.1%)	(42.1)	(0.4%)	(253.2)	(2.1%)	(259.3)	(2.0%)
Central Bank	0.6	0.0%	0.5	0.0%	0.5	0.0%	1.2	0.0%	0.9	0.0%
Social Security	247.3	2.7%	261.3	2.6%	306.2	2.8%	297.4	2.5%	317.2	2.5%
Regional Governments	(97.7)	(1.1%)	(64.9)	(0.6%)	(17.7)	(0.2%)	(5.9)	(0.0%)	(9.5)	(0.1%)
Public Enterprises(4)	(2.9)	(0.0%)	(6.1)	(0.1%)	2.3	0.0%	8.1	0.1%	5.9	0.0%
GDP ($)	9,012.1	—	10,079.7	—	10,943.3	—	11,779.3	—	12,738.6	—

Note: Numbers may not total due to rounding.

(1)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by negative numbers and deficits are represented by positive numbers.

(2)	Percentages of GDP.
(3)	Includes Social Security System.
(4)	Excludes Petrobras and Eletrobras.

Source: Central Bank.

Public Spending Caps

On August 31, 2023, after approval by the National Congress, a new fiscal framework was enacted by President Lula. The new fiscal framework replaces the spending cap rule. This new framework combines a spending limit that is more flexible than the spending cap with a primary result target (result of public accounts net of interest on government debt). The increase in expenditures is limited to a range between 0.6% and 2.5% above inflation per year and limited to 70% of the increase in revenue over the previous 12 months.

On December 16, 2021, the National Congress enacted EC No. 114/21 altering some of the fiscal responsibility rules and paying scheme of precatórios. Precatórios are court-ordered debt. The EC allowed the payment of precatórios in installments and established an annual limit for precatórios payments from 2022 through 2026. Once the cap is reached, precatórios payments are rolled over to the following fiscal years. All precatórios issued, however, continue to be due. On November 30, 2023, the STF granted authorization to the Federal Government to take out an extraordinary credit to pay overdue accumulated court-ordered debt (precatórios), the estimate of which ranged between R$90 billion and R$95 billion. According to the legislation, extraordinary credits, normally used to cover emergency expenses, are outside the spending limit of the new fiscal framework. The STF also authorized the exclusion of these payments from the calculation of the primary result target.

Budget Process

The Constitution guarantees the funding of three types of government expenditures: revenue-sharing with states and municipalities; salaries and pensions for government employees; and repayment of public debt.

The Constitution requires that three laws be passed as part of the budget process: the Multi-Year Plan (Plano Plurianual), the Budgetary Guidelines (Lei de Diretrizes Orçamentárias) and the Annual Budget (Lei Orçamentária Anual). The budget processes at the state and municipal levels are substantially similar.

Multi-Year Plan

The Multi-Year Plan sets government priorities for a four-year period and must contain the Federal Government’s expenditure goals. The Multi-Year Plan is initiated by the executive branch. The Multi-Year Plan proposal must be submitted to the National Congress by August 31 of the first year of a presidential term. It becomes effective in the second year of the presidential term and expires in the first year of the next presidential term.

The Multi-Year Plan for the years 2024 through 2027 was enacted on January 11, 2024. The plan is anchored in six priorities under which are 88 programs oriented by the view of “a democratic, fair, developed and environmentally sustainable country, where all people live with quality, dignity and respect for diversity.” During the four years, total spending is estimated to amount to R$13.2 trillion. The financing of this investment would come from the Annual Budget, the state-owned enterprises investment budget and other sources of funds such as tax waivers, global expenditure plans, government credit agencies and public-private partnerships.

Budgetary Guidelines

The Budgetary Guidelines set the macroeconomic and fiscal targets for the Federal Government and non-financial enterprises. Additionally, the Budgetary Guidelines include historical data about how the budget was executed in the preceding two fiscal years and projections for the following two years.

The Budgetary Guidelines are initiated by the Federal Budget Secretariat (Secretaria de Orçamento Federal or SOF, for its acronym in Portuguese) in the Ministry of Planning and Budget, and are then sent to the President for potential revisions. The proposal must be submitted to the National Congress by April 15 of each year. The National Congress may approve the proposal or alter any item before the Budgetary Guidelines are submitted to the President by July 17 of each year. The President may veto any provision, but the National Congress may override the Presidential veto by a two-thirds majority vote.

Annual Budget

The Budgetary Guidelines provide a basis for preparing the Annual Budget. After conferral with each ministry, the SOF finalizes a federal budget proposal and submits it to the President, who may revise the proposal. The President must submit the Annual Budget proposal to the National Congress by August 31 of each year. By December 22 of each year, the National Congress must submit to the President its approved budget. It may propose revisions but may not alter items relating to the payment of external debt incurred by the Federal Government. The President is granted 15 days to review and sign the budget, and the approved Annual Budget becomes effective as of January 1st of the following year. The presidential veto process mirrors the veto process for the Budgetary Guidelines.

The President must issue a budget implementation decree (Decreto de Programação Orçamentário-Financeiro) within 30 days of National Congress’ enactment of the annual budget. The implementation decree provides a monthly schedule of revenues and expenditures, which can be subsequently revised every two months in light of actual revenues. Within 30 days after the end of each two-month period, the Federal Government publishes a summary report of the budget execution and an evaluation report on revenues and expenditures. If the Federal Government finds that certain budgeted amounts may prevent achievement of the primary balance target, it will limit expenditures accordingly.

Petrobras and Eletrobras

Petrobras, the state-controlled oil company, was removed from the calculation of the primary balance beginning in 2009. Eletrobras, the state-controlled electricity holding company (partially privatized in 2022), was also removed from the calculation of the primary balance in 2010. Petrobras and Eletrobras were removed because they follow corporate governance rules similar to private publicly listed companies, with autonomy to raise capital in foreign and domestic markets.

Budget

For information on the budgets for 2026 and 2027, see “—2026 Budgetary Guidelines,” “—2026 Annual Budget,” “—2027 Budgetary Guidelines,” and “—2027 Annual Budget” in “Recent Developments.”

Federal Government Programs

Investment Partnership Program

The Investment Partnership Program (Programa de Parcerias de Investimentos or PPI, for its acronym in Portuguese) was created by Law No. 13,334 in 2016 and executes high priority infrastructure projects, whereby partnerships between the Federal Government and private investors and operators are fostered.

As of May 2026, the PPI has concluded 292 projects.

Taxation and Revenue Sharing Systems

The Federal Government collects taxes on personal and corporate income, industrial products (through the Imposto sobre Produtos Industrializados or IPI, for its acronym in Portuguese), rural property (through the Imposto sobre a Propriedade Territorial Rural or ITR, for its acronym in Portuguese), financial transactions (through the IOF), Social Security and import and export tariffs. States and the Federal District collect taxes on motor vehicles, circulation of goods and services and transfers of property rights, while municipalities collect taxes on urban property, services and transfers of property rights.

The gross tax burden in 2025 was 32.40% of GDP, as compared to 32.22% of GDP in 2024. The total amount of tax revenue collected in 2025 was R$4,127.23 billion. Of this amount, 66.7% was collected by the Federal Government, 25.9% was collected by the states and 7.5% was collected by municipalities.

Taxes in 2025 were derived mainly from taxes on goods and services (13.8%), taxes on income, profits and capital gains (9.2%), social contributions (6.7%), taxes on property (1.7%), and other taxes (1.0%).

Income Tax

For corporate and other legal entities, the basic tax rate is 15%. The surtax on taxable net income exceeding R$20,000 is 10%. The tax related to social welfare (Contribuição Social Sobre o Lucro Líquido or CSLL, for its acronym in Portuguese) levied on net profit is 9% with respect to business entities in general. For financial institutions, CSLL levied on net profit is 15%.

For financial transactions on the fixed and variable income market, the income tax rates for Brazilian citizens are progressive at the following rates: 15% for investments with terms longer than 720 days; 17.5% for investments with terms of up to 720 days; 20% for investments with terms of up to 360 days and 22.5% for investments with terms of up to 180 days.

Tax treatment of non-resident investors in Brazilian financial and capital investments differs depending on the origin of the funds. Investors from countries that do not have “favored taxation” status will have the right to Brazilian tax benefits, provided they fulfill the conditions established by the regulations of the CMN. Income tax in these cases follows specific rules, and income tax rates range from 0% to 15%. In the case of investments from countries that are not subject to an income tax of 20% or more, the above-mentioned tax benefits do not apply. Instead, such investments are subject to the same rules governing domestic investors.

On August 11, 2025, President Lula enacted Law No. 15,191, which determined that income tax rates for individuals were to be adjusted for February 2024 forward in accordance with the following table:

Table No. 32

Income Tax Rates for 2026

Annual Income	Tax Rate
Up to R$28,467.20	Zero
From R$28,467.21 up to R$33,919.80	7.5
From R$33.919.81 up to R$45,012.60	15.0
From R$45,012.61 up to R$55,976.16	22.5
Above R$55,976.16	27.5

Source: Brazilian Federal Tax Authority (Receita Federal do Brasil).

Simples Nacional

Small companies are eligible to participate in Simples Nacional, which enables them to pay a single unified tax based on their level of gross revenues, rather than paying several different taxes. The Simples Nacional became effective on July 1, 2007, and it merged six different federal taxes (Corporate Income Tax, IPI, CSLL, COFINS, PIS and Social Security), one state tax (ICMS) and one municipal tax (Imposto Sobre Serviço or ISS, for its acronym in Portuguese).

Revenue Sharing

The Federal Government is required by the Constitution to transfer 50% of the proceeds from the IPI and Corporate Income Tax as follows: (i) 21.5% to the states and Federal District Participation Funds; (ii) 25.5% to the municipalities participation funds; and (iii) 3% to the financing programs for the productive sectors in the North, Northeast and Central West Regions. The Federal Government must also transfer 10% of the proceeds of the IPI to the states and Federal District, pro rata, according to their respective exports of manufactured products.

The Constitution also mandates the sharing with states and municipalities of certain other types of taxes collected by the Federal Government, such as the income tax or the ITR. Likewise, states must share revenue from certain taxes with municipalities, such as automobile and property taxes. In addition, all of the revenues derived from IOF levied on transactions in gold as a financial asset are allocated among municipalities (70%) and the state, Federal District or federal territory of origin (30%).

Required Investment in Education and Health

The Federal Government must dedicate at least 18% of annual tax revenues to education. States, municipalities, and the Federal District must invest at least 25% of their annual tax revenues in education.

The Federal Government must allocate at least the same amount to public health investments and services as it did in the previous fiscal year. It is also required to increase funding for public health by an amount corresponding to the difference between the GDP in the prior year and the projected GDP for the new fiscal year. States and the Federal District must contribute at least 12% of their annual revenues to health investments. Municipalities must contribute at least 15% of their annual revenues to health investments. For as long as the current ceiling on public spending is in place, the minimum limits of investment in education and health will be increased by the inflation of the previous year.

Fiscal Responsibility Law

The Fiscal Responsibility Law (enacted in 2000) establishes a comprehensive framework intended to prevent fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, quasi-sovereign entities, and state-owned enterprises.

The Fiscal Responsibility Law requires bi-monthly evaluations of fiscal targets, with non-compliance triggering cuts in expenditure authorizations. Increases in expenditures must be accompanied by estimates of their budgetary and financial impact, a declaration of compliance with the multi-year plan, budgetary guidelines and annual budget, and a description of the means through which the expenditures will be financed. Tax exemptions must also be accompanied by estimates of their budgetary and financial impact. Personnel expenditures are limited as a percentage of net current revenues to 50% for the Federal Government, 60% for the states and 60% for municipalities.

Exceptions to the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on borrowing are subject to review by the President in the case of economic instability or monetary and foreign exchange shocks. Deadlines to re-establish equilibrium will be extended in the case of shortfalls in economic growth. In case of an officially recognized state of emergency, the limits will be temporarily suspended.

A Senate resolution passed in 2001 defined the global limits for the consolidated net indebtedness of states and municipalities. Specifically, a state’s debt cannot be higher than 200% of its net current revenue and a municipality’s debt cannot exceed 120% of its net current revenue.

Fiscal Crime Law

The Fiscal Crime Law (Lei de Crimes Fiscais), also enacted in 2000 to complement the Fiscal Responsibility Law, amended Brazil’s Penal Code and certain other laws to provide penalties for borrowing in excess of authorized limits, ordering expenditures not authorized by law and administrative infractions concerning public finance laws.

PUBLIC DEBT

General

Public debt in Brazil is regulated by the Fiscal Responsibility Law and other laws issued by the Federal Government, which provide the structural framework for public finance and debt management in Brazil. The Annual Budget, adopted in accordance with the Budgetary Guidelines, provides additional regulations for the applicable fiscal year.

The Constitution grants the Senate broad powers to regulate public debt. All external financial transactions of the Federal Government, the states, the Federal District and municipalities are required to be authorized by the Senate, which also sets global limits for the amount of consolidated public debt and debt securities of the Federal District, the states and municipalities, in addition to limits for domestic and external loans and guarantees by the Republic. The Constitution also empowers the Senate to provide terms and conditions of internal and external financial transactions of the Federal Government, among others. State constitutions and municipal constitutions (lei orgânica municipal) set public debt limits at the regional level and authorize legislative branches at various levels of government to further limit public debt.

The Ministry of Finance has overall responsibility to manage the Federal Government’s domestic and external public debt through the National Treasury, which manages securities operations and issues rules governing the auction of public securities. Pursuant to the Fiscal Responsibility Law, the Ministry of Finance is required to verify compliance of all public loan facilities with their terms and conditions.

The National Treasury is the sole issuer of public bonds in Brazil and is authorized, under a program issued by the Senate, to issue an aggregate of US$100.0 billion in foreign debt securities or liability management transactions, such as repurchases, exchanges and financial derivatives, the proceeds of which are used solely for payment of the National Treasury’s FPD. In addition, the Central Bank, which is prohibited from issuing public bonds under the terms of the Fiscal Responsibility Law, buys and sells FPD securities on the secondary market using National Treasury bonds as collateral, exclusively for the purpose of conducting monetary policy.

Public Debt Indicators

There are three principal indicators of public debt reported in Brazil: (i) the General Government Gross Debt (Dívida Bruta do Governo Geral or DBGG, for its acronym in Portuguese), published by the Central Bank; (ii) the Public Sector Net Debt (Dívida Líquida do Setor Público or DLSP, for its acronym in Portuguese), also published by the Central Bank; and (iii) the Federal Public Debt (Dívida Pública Federal or DPF, for its acronym in Portuguese) (“FPD”), published by the National Treasury.

The overall public sector account balance was 8.3% of GDP in 2025, with interest on debt corresponding to 7.9% of GDP.

Public Sector Net Debt (DLSP)

The DLSP includes domestic and external debt incurred by (i) the Federal Government (including the Central Bank); (ii) state and municipal governments; and (iii) non-financial state-owned enterprises (excluding Petrobras and Eletrobras, which was partially privatized in 2022), each net of international reserves. The Federal Government relies on the DLSP as the principal measure of indebtedness used to make economic policy decisions, as it most closely reflects the status of public sector indebtedness and the Federal Government’s fiscal policies.

As of July 31, 2025, the DLSP was R$7,851.12 billion (63.6% of GDP) compared to R$6,962.60 billion (61.1% of GDP) as of July 31, 2024.

General Government Gross Debt (DBGG)

The DBGG, the majority of which is comprised of domestic debt, includes debt incurred by the Federal Government and state and municipal governments, whether owed to the private sector or to the financial public sector. This category excludes debt incurred by state-owned enterprises and the Central Bank (other than open-market transactions in the financial sector). The DBGG also excludes liabilities owed by any governmental entity to another entity whose liabilities are otherwise included in the DBGG. As a result, debt represented by public securities held by agencies, federal public funds and other federal entities are disregarded.

In 2025, domestic debt constituted 87.0% of the DBGG.

The DBGG as a percentage of GDP was, as of the end of the following calendar years: 2019 (74.44%), 2020 (86.94%), 2021 (77.31%), 2022 (71.68%), 2023 (73.83%), 2024 (76.27%) and 2025 (78.64%). Considering the trajectory for debt in emerging markets and developing economies (“EMs”), the difference between Brazil’s debt as a percentage of GDP and EMs has reduced from 23.2 percentage points in 2017 to 6 percentage points in 2025. Comparing the GGGD as a percentage of GDP for 2025 and 2019, there is a difference of 4.9 percentage points.

As of December 31, 2025, the DBGG was R$10,017.92 billion (78.6% of GDP) compared R$8,984.2 billion (76.3% of GDP) as of December 31, 2024.

In 2025, net external assets were R$558.9 billion (4.4% of GDP), as compared to R$722.4 billion (6.1% of GDP) in 2024.

The following table sets forth the DLSP and the DBGG for each of the periods indicated below:

Table No. 33

Public Sector Debt

(In Billions of Reais (R$), Except Percentages(1))

	2021		2022		2023		2024		2025
Net public sector debt (A= B+K+L)	4,966.9	55.1%	5,658.0	56.1%	6,612.8	60.4%	7,220.7	61.3%	8,311.1	65.2%
Net general government debt (B=C+F+I+J)(2)	5,359.7	59.5%	5,691.8	56.5%	6,521.4	59.6%	7,445.2	63.2%	8,512.6	66.8%
Gross general government debt (C=D+E)(3)	6,966.9	77.3%	7,224.9	71.7%	8,079.3	73.8%	8,984.2	76.3%	10,017.9	78.6%
Domestic debt (D)	5,998.9	66.6%	6,320.0	62.7%	7,119.7	65.1%	7,780.1	66.0%	8,715.6	68.4%
Securities debt market(4)	4,774.8	53.0%	5,154.0	51.1%	5,655.0	51.7%	6,236.5	52.9%	7,424.3	58.3%
Central Bank repo operations(5)	981.4	10.9%	919.6	9.1%	1,205.4	11.0%	1,250.5	10.6%	989.7	7.8%
Other debts	242.7	2.7%	246.4	2.4%	259.4	2.4%	293.0	2.5%	301.6	2.4%
External debt (E)	968.0	10.7%	904.9	9.0%	959.6	8.8%	1,204.2	10.2%	1,302.3	10.2%
Federal government	795.9	8.8%	749.6	7.4%	820.5	7.5%	1,031.5	8.8%	1,149.2	9.0%
States government	149.6	1.7%	133.7	1.3%	116.9	1.1%	140.9	1.2%	124.2	1.0%
Local governments	22.5	0.2%	21.6	0.2%	22.1	0.2%	31.8	0.3%	28.9	0.2%
Asset of general government (F=G+H)	(2,655.2)	(29.5%)	(2,768.9)	(27.5%)	(2,671.1)	(24.4%)	(2,806.1)	(23.8%)	(3,376.2)	(26.5%)
Domestic assets (G)	(2,654.8)	(29.5%)	(2,768.7)	(27.5%)	(2,670.9)	(24.4%)	(2,805.8)	(23.8%)	(3,375.8)	(26.5%)
Of federal government in Central Bank	(1,736.5)	(19.3%)	(1,830.7)	(18.2%)	(1,654.8)	(15.1%)	(1,632.3)	(13.9%)	(2,067.8)	(16.2%)
Credits with official financial institutions(6)	(146.0)	(1.6%)	(70.7)	(0.7%)	(67.8)	(0.6%)	(102.1)	(0.9%)	(156.4)	(1.2%)
Worker assistance fund (FAT)	(348.1)	(3.9%)	(372.9)	(3.7%)	(402.5)	(3.7%)	(448.2)	(3.8%)	(485.1)	(3.8%)
Other assets	(424.2)	(4.7%)	(494.5)	(4.9%)	(545.8)	(5.0%)	(623.2)	(5.3%)	(666.5)	(5.2%)
External assets (H)	(0.4)	(0.0%)	(0.2)	(0.0%)	(0.2)	(0.0%)	(0.3)	(0.0%)	(0.4)	(0.0%)
Available Central Bank portfolio (I)(7)	1,048.0	11.6%	1,235.9	12.3%	1,113.2	10.2%	1,267.0	10.8%	1,870.9	14.7%
Exchange Equalization (J)(8)	—	—	—	—	—	—	—	0.0	-.0	0.0
Central Bank net debt (K)	(449.5)	(5.0%)	(88.7)	(0.9%)	44.0	0.4%	(267.1)	(2.3%)	(246.1)	(1.9%)
Debt	3,534.6	39.2%	3,715.6	36.9%	4,008.3	36.6%	4,184.1	35.5%	4,484.6	35.2%
Monetary Base	409.2	4.5%	419.7	4.2%	422.7	3.9%	451.2	3.8%	447.1	3.5%
Repo operations	981.4	10.9%	919.6	9.1%	1,205.4	11.0%	1,250.5	10.6%	989.7	7.8%
Commercial bank deposits	407.5	4.5%	545.7	5.4%	725.4	6.6%	850.0	7.2%	980.0	7.7%
National Treasury operating account	1,736.5	19.3%	1,830.7	18.2%	1,654.8	15.1%	1,632.3	13.9%	2,067.8	16.2%
Assets	(3,984.1)	(44.2%)	(3,804.3)	(37.7%)	(3,964.3)	(36.2%)	(4,451.1)	(37.8%)	(4,730.6)	(37.1%)
Federal securities in Bacen	(2,029.4)	(22.5%)	(2,155.5)	(21.4%)	(2,318.6)	(21.2%)	(2,517.5)	(21.4%)	(2,860.6)	(22.5%)
External assets	(1,915.8)	(21.3%)	(1,600.4)	(15.9%)	(1,631.0)	(14.9%)	(1,932.7)	(16.4%)	(1,869.3)	(14.7%)
Other assets	(39.0)	(0.4%)	(48.5)	(0.5%)	(14.7)	(0.1%)	(0.9)	(0.0%)	(0.7)	(0.0%)
Public enterprises net debt (L)(9)	56.7	0.6%	54.9	0.5%	47.4	0.4%	42.6	0.4%	42.6	0.3%
Domestic debt	69.3	0.8%	79.0	0.8%	71.4	0.7%	72.0	0.6%	83.1	0.7%
Domestic assets	(29.3)	(0.3%)	(39.3)	(0.4%)	(37.2)	(0.3%)	(35.8)	(0.3%)	(47.0)	(0.4%)
Net external debt	16.7	0.2%	15.2	0.2%	13.2	0.1%	6.5	0.1%	8.5	0.1%
GDP(10)	9,012.1	—	10,079.7	—	10,943.3	—	11,779.3	—	12,738.6	—

Note: Numbers may not total due to rounding.

(1)	Percentages of GDP.
(2)	Includes federal, states and local governments debt with other economic agents.
(3)	Excludes FPD securities in the Central Bank and includes Central Bank repo operations.
(4)	Includes FPD held by the National Treasury as well as other securitized credits. Excludes investments within and among government levels and any securities under the Exports Guarantee.

(5)	Includes repo operations carried out in the extra-market segment.
(6)	Includes credits granted to BNDES.
(7)	Stock of FPD securities available for sale equals the difference between the FPD securities held by the Central Bank and outstanding repo operations.
(8)	Equalization of the financial result of exchange reserves operations and foreign exchange derivatives operations carried out by the Central Bank.
(9)	Excludes Petrobras and Eletrobras (partially privatized in 2022).
(10)	Accumulated GDP in the previous 12 months, in current prices.

Source: Central Bank.

Federal Public Debt (FPD)

The FPD measures domestic and external debt incurred by the Federal Government only. It is comprised of (i) domestic FPD (Dívida Pública Mobiliária Federal Interna or DPMFi, for its acronym in Portuguese) (“DFPD”), issued in local currency; and (ii) external FPD (Dívida Pública Federal Externa or DPFe, for its acronym in Portuguese) (“EFPD”), issued in foreign markets, mainly in foreign currency.

The following table sets forth the FPD for each of the periods indicated below:

Table No. 34

Federal Public Debt Indicators(1)

	2021	2022	2023	2024	2025
Stock of FPD Held By Public (R$ Billion)	5,613.7	5,951.4	6,520.3	7,316.1	8,635.1
Domestic	5,348.9	5,699.0	6,268.9	6,966.9	8,309.0
External	264.7	252.5	251.5	349.2	326.1
Stock of FPD Held By Public (% of GDP)
Domestic	59.4%	56.5%	57.3%	59.1%	65.2%
External	2.9%	2.5%	2.3%	3.0%	2.6%
FPD Profile (%)
Fixed Rate	28.9%	27.0%	26.5%	22.0%	22.0%
Inflation Linked	29.3%	30.3%	29.8%	27.0%	25.9%
Floating Rate	36.8%	38.3%	39.7%	46.3%	48.3%
Exchange Rate	5.0%	4.5%	4.1%	4.8%	3.8%
FPD Maturity Structure
Average Maturity (Years)	3.8	3.9	4.0	4.0	4.0
Average Life (Years)	5.2	5.2	5.3	5.4	5.8
Percentage Maturing in 12 Months (%)	21.0%	22.1%	20.1%	17.9%	17.5%
GDP (R$ Billion)	9,012.1	10,079.7	10,943.3	11,779.3	12,738.6

Note: Numbers may not total due to rounding.

(1)	Includes National Treasury’s domestic and external debt.

Source: Ministry of Finance and National Treasury.

Public Debt Management

In managing the FPD, the National Treasury seeks to meet the Public Sector Borrowing Requirements at the lowest possible long-term financing cost, while maintaining adequate risk levels. Since 2001, it has published an Annual Borrowing Plan, including guidelines for managing the FPD, such as (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidating the share of exchange rate-linked instruments of outstanding debt, in accordance with long-term limits; (iii) relaxing the maturity structure, with special attention to short-term debt; (iv) increasing the average maturity of the outstanding debt; (v) developing the yield curve in both domestic and external markets (i.e. to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets); (vi) increasing the liquidity of federal public securities on the secondary market; (vii) broadening the investor base; and (viii) improving the EFPD profile through issuances of benchmark securities, buybacks and structured operations.

The 2025 Annual Borrowing Plan, like the previous Annual Borrowing Plans, focused on the replacement of floating-rate securities with fixed-rate and inflation-linked securities.

The following table sets forth the federal debt results for each of the years indicated below, and the reference limits provided in the 2025 Annual Borrowing Plan:

Table No. 35

Federal Public Debt Results and 2025 Annual Borrowing Plan

	As of December 31, 2024	As of December 31, 2025	Original Reference Limits for 2025		Revised Reference Limits for 2025
			Minimum	Maximum	Minimum	Maximum
Stock of FPD (R$ Billion)
FPD	7,316.1	8,635.1	8,100.0	8,500.0	8,500.0	8,800.0
Composition - %
Fixed Rate	22.0%	22.0%	19.0%	23.0%	19.0%	23.0%
Inflation Linked	27.0%	25.9%	24.0%	28.0%	24.0%	28.0%
Floating Rate	46.3%	48.3%	48.0%	52.0%	48.0%	52.0%
Exchange Rate	4.8%	3.8%	3.0%	7.0%	3.0%	7.0%
Maturity Profile
Average Maturity (years)	4.0	4.0	3.8	4.2	3.8	4.2
% Maturing in 12 months	17.9%	17.5%	16.0	20.0	16.0	20.0

Note: Numbers may not total due to rounding.

Source: National Treasury.

Golden Rule

The Golden Rule is a fiscal rule used widely in the public finance context that only allows debt issuances to finance capital spending, and not current expenses (“Golden Rule”). The purpose of this rule is to prevent future generations from carrying the financial burden of current ones.

The Golden Rule is provided for in the Constitution (Article 167, item III), including the prerogative of the Federal Government to request the opening of additional or special credits in exceptional circumstances, in each case to be approved by an absolute majority in National Congress. In addition, noncompliance with the Golden Rule may be considered a crime of responsibility by the President. Compliance with the Golden Rule is verified at the end of the fiscal year.

In 2025, the Federal Government complied with the Golden Rule with a surplus of R$113.5 billion.

It should be noted that, pursuant to Article 167, item III, of the Federal Constitution, and Article 22 of Law No. 15,080/2024 (2025 Budget Guidelines Law – LDO 2025), Law No. 15,277 was enacted on December 1, 2025, authorizing the raising of revenue through credit operations by issuing securities under the responsibility of the National Treasury up to the amount of R$34.3 billion.

Internal Public Debt

Internal Public Debt Policy

The National Treasury monitors market conditions with the goal of ensuring the proper functioning of the Federal Government bond market. During periods of high volatility in the financial markets, the National Treasury may conduct offerings to purchase government debt securities in order to stabilize the market, including through auction processes.

Internal Public Debt Levels

In 2025, issuances totaled R$1,840.9 billion and redemptions totaled R$1,395.1 billion, leading to net emissions of R$44.6 billion. As a result, the outstanding domestic debt increased by 19.3% to R$8,309.0 billion as of December 2025 from R$6,966.9 billion as of December 2024.

The aggregate amount of federal domestic securities debt held by the Central Bank increased from R$2,517.5 billion (21.4% of GDP) in 2024 to R$2,860.6 billion (22.5% of GDP) in 2025. A significant portion of this portfolio was used as collateral in Central Bank repurchase operations, amounting to R$989.7 billion (7.8% of GDP) in 2025.

For more information, see “The Financial System—Monetary Policy and Money Supply.”

External Public Debt

External Public Debt Policy

The current macroeconomic fundamentals and a comfortable volume of external reserves have allowed the National Treasury to adopt a qualitative approach to the external debt strategy, which translates into actively seeking to improve the external debt yield curve by issuing and consolidating ten- and thirty-year benchmark bonds in the USD global market, with increasing liquidity and lower costs for the Republic. The National Treasury has an early buyback program for external debt securities (“Early Buyback Program”), pursuant to which bonds that do not adequately reflect current borrowing costs are taken out of circulation. This strategy also mitigates the refinancing risk of such debt. The National Treasury has not made any repurchases pursuant to the Early Buyback Program in recent years (compared to repurchases between 2007 and 2014 averaging US$2.3 billion in face value annually). The decrease in repurchases is primarily related to the reduction in the outstanding amount of these securities over the past several years and the reduced frequency of external issuances by the National Treasury, which are natural consequences of the maintenance of a qualitative external debt strategy.

Through issuances in international markets and advanced purchases of foreign currency, the National Treasury expects to have sufficient cash to cover all external debt maturities in 2026.

External Public Debt Levels

In 2025, the outstanding amount of the EFPD was R$326.1 billion (US$59.3 billion), of which R$274 billion (US$49.8 billion) was debt securities and R$52.1 billion (US$9.5 billion) was contractual debt. The variation was mainly due to the depreciation of the Real against the basket of currencies that make up the stock of external debt.

The following table sets forth a summary of the EFPD for the periods indicated:

Table No. 36

External Federal Public Debt

(In Billions of Reais (R$), Except Percentages)

	2021	2022	2023	2024	2025
External Federal Public Debt(1)	264.7	252.5	251.5	349.2	326.1
EFPD (% of GDP)	2.9%	2.5%	2.3%	3.0%	2.6%
Securities	228.6	212.2	207.6	293.6	274.0
Global US$	217.8	203.8	199.2	288.6	268.9
Euro	—	—	—	—	—
Global BRL	10.8	8.4	8.4	5.1	5.1
Contractual	36.1	40.3	43.9	55.6	52.1
Multilateral Organizations	18.5	23.0	26.4	34.0	30.2
Private Financial Institutions/Gov. Agencies	17.6	17.3	17.5	21.6	21.9

Note: Numbers may not total due to rounding.

(1)	Values first converted to US$ and then converted to R$ at the spot foreign exchange rate as of the last day of the relevant month.

Source: National Treasury.

Global Securities Offerings in 2025

On February 2025, the Federal Government issued US$2.5 billion of its 6.625% coupon Global Bonds due 2035. The bonds were issued at a yield of 6.750% per annum, corresponding to a spread of 220 basis points over the reference U.S. Treasury security.

On June 4, 2025, the Federal Government issued US$1.5 billion of its 5.500% coupon Global Bonds due 2030 and reopened US$1.25 billion of its 6.625% coupon Global Bonds due 2035. The Global 2030 bonds were issued at a yield of 5.680% per annum, while the reopened Global 2035 bonds were issued at a yield of 6.730% per annum.

On September 2, 2025, the Federal Government issued US$2.5 billion of its 7.250% coupon Global Bonds due 2056. The bonds were issued at a yield of 7.500% per annum, corresponding to a spread of 252.7 basis points over the reference U.S. Treasury security.

On November 6, 2025, the Federal Government issued US$1.5 billion of its 5.500% coupon Sustainable Global Bonds due 2033 and reopened its Global Bonds due 2035. The Sustainable Global 2033 bonds were issued at a yield of 5.75% per annum, corresponding to a spread of 187.4 basis points over the reference U.S. Treasury security.

According to Brazil’s Sovereign Sustainable Bond Framework, the allocation and impact reports will be published annually until the full allocation of the net proceeds of the sustainable bonds or their maturity, with the first publication within one year after the issuance and the subsequent every 12 months.

Regional Public Debt (State and Municipal)

Management

In 1997, after the deterioration of the financial situation of the states and state banks in the aftermath of the launch of the Plano Real, the Federal Government established a fiscal consolidation program for subnational governments. The fiscal consolidation program provided criteria for the consolidation, refinancing and bailout of subnational debt (state or municipal) and established targets that regional governments are required to follow with regards to financial debt, primary result, personnel expenses, investments, revenues and privatizations. Payments for renegotiated debt are guaranteed by the tax revenues of regional governments collected by the Federal Government and voluntary transfers from the Federal Government to regional governments. Upon a default by a subnational entity to the Federal Government, the Federal Government can enforce guarantees by withholding transfers of tax revenues or voluntary transfers.

The CMN has taken various measures to limit expansion of credit in the public sector, including by limiting the ability of state-level public sector financial entities to access additional indebtedness.

LC No. 156, enacted on December 28, 2016, authorized restructuring of debt owed by states to the Federal Government under the following circumstances: (i) extension of the maturity of the relevant state debt for up to 20 years; (ii) granting a six-month grace period for the payment of interest; and (iii) gradually increasing the total amount for each installment due after the grace period. The impact in revenue loss for the Federal Government as of 2023 amounts to R$359.5 billion, in constant prices, adjusted by the December 2023 CPI.

Special Recovery Regime

In May 2017, regulation aimed at helping states facing serious fiscal imbalances was enacted (the “Special Recovery Regime”). The Special Recovery Regime contemplates the creation of a plan for each such state that (i) identifies the fiscal situation of the state; (ii) details relevant adjustment measures to be implemented; (iii) assesses the impact of the relevant measures; and (iv) sets forth deadlines for the adoption of such plan. Each plan has a maximum term of three years and may only be extended once.

The main benefit provided to the states by the Special Recovery Regime is a grace period and favorable conditions for the payment of their financial debt for a period of up to nine years. Relevant adjustment measures may include limiting primary expenses, conducting a privatization program, reduction of tax benefits and increase in social security contributions.

In January 2021, the rules of the Special Recovery Regime were updated by LC No. 178 of 2021. The updates included changes to the rules of eligibility for obtaining debt waivers, the benefits received, and the fiscal adjustment measures required. Under LC No. 178 eligibility rules, the program is available to states that cumulatively present (i) consolidated debt above net current revenue; (ii) current expenses greater than 95% of current revenue; and (iii) liability stock larger than cash position.

As a result of the innovations implemented by LC No. 178, the States of Rio de Janeiro, Goiás and Rio Grande do Sul completed the process of joining the Special Recovery Regime and are executing the respective Tax Recovery Plans. On August 29, 2024, STF Justice Nunes Marques homologated the agreement for the State of Minas Gerais to enter the Special Recovery Regime.

As of August 22, 2025, the states in the Special Recovery Regime were Goiás, Rio de Janeiro, Rio Grande do Sul, and Minas Gerais. Under the Special Recovery Regime, the Federal Government may pay certain liabilities incurred by the states participating in the Special Recovery Regime without recovering on counter-guarantees granted by such states.

As of December 2025, several Brazilian states had made significant progress in shifting from the Special Recovery Regime to the Full Debt Payment Program (PROPAG). Goiás, Minas Gerais, and Rio Grande do Sul have already formalized their exit from the Special Recovery Regime and joined PROPAG.

On December 22, 2025, a STF decision extended by six months the measures keeping the Rio de Janeiro under the Special Recovery Regime, preventing penalties for missed payments while it completes the transition. Days later, the state sanctioned the law authorizing its entry into PROPAG and formally requesting the termination of the previous regime.

As of December 2025, seven states had joined PROPAG: Minas Gerais, Goiás, Tocantins, Piauí, Ceará, Alagoas, and Sergipe. After the National Congress overturned the presidential vetoes to PROPAG at the end of November, Rio de Janeiro and Rio Grande do Sul also entered the program.

Federal Government Guarantees

The Federal Government also guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. The outstanding balance of guarantees granted by the Federal Government increased to R$336.7 billion in 2025 from R$333.9 billion in 2024. Factors such as loan agreement disbursements, price indexes (for domestic debt) and exchange rate variation have an impact on the outstanding balance of guarantees.

As of December 31, 2025, the Federal Government had paid liabilities incurred by the states and municipalities in the approximate amount of R$75.4 billion, of which (i) R$2.4 billion was paid in 2016; (ii) R$4.1 billion was paid in 2017; (iii) R$4.8 billion was paid in 2018; (iv) R$8.4 billion was paid in 2019; (v) R$13.3 billion was paid in 2020; (vi) R$9.0 billion was paid in 2021; (vii) R$9.8 billion was paid in 2022; (viii) R$12.3 billion was paid in 2023; (ix) R$11.5 billion was paid in 2024; and (x) R$11.1 billion was paid in 2025. For additional information on this topic, see “Recent Developments—Public Debt— Regional Public Debt (State and Municipal)—Federal Government Guarantees.” Sources:

On July 26, 2023, the Ministry of Finance launched the New Federative Cooperation Cycle (Novo Ciclo de Cooperação Federativa), a set of measures aiming to strengthen the relationship between federal and local governments. The initiative includes, among other measures, (i) adjustments to the CAPAG, the credit rating methodology, which is used to assess financial sustainability status of subnational governments that seek to qualify to obtain a National Treasury guarantee for new borrowings; (ii) reduction of the minimum population requirement for adhesion to the Plan of Fiscal Balance Progress (Plano de Promoção do Equilíbrio Fiscal or PEF, for its acronym in Portuguese) from 1 million inhabitants to 200 thousand inhabitants, so that smaller municipalities can benefit from PEF, which grants National Treasury guarantees in exchange for the municipality’s commitment to and compliance with fiscal consolidation measures; (iii) reduction of the minimum limit to guaranteed credit operations from R$30 million to R$20 million, or R$10 million in the case of public-private partnerships; (iv) incentives to financial institutions that provide credit guaranteed by the Federal Government to subnational governments; (v) improvements in the Fiscal Recovery Regime including incentives for early exit of the regime, waivers for real growth of expenditures in case of compliance with the fiscal targets of the previous year, increasing of credit operations limits aimed at liability management, granting of Federal Government guarantees for public-private partnerships that reduce existing costs and the possibility of extending the regime from 9 to 12 years; (vi) altering Article 35 of the Fiscal Responsibility Law to allow public banks to grant full guarantees to public-private partnership financial commitments instead of only for the amortization; and (vii) improvements in the Fiscal Responsibility Law to adopt prudential measures in case of cash mismatch by subnational governments.

Contingent Liabilities

In addition to regular federal domestic securities debt issuances, the Federal Government may assume and restructure liabilities resulting from the disposal or winding-up of state-owned enterprises, subsidies and adjustments made prior to privatization processes. In the past, such liabilities have been restructured to synchronize their maturity dates with the payment capacity of the National Treasury, as well as to lengthen the maturity of public debt and to make transactions more transparent.

The Federal Government closely monitors its contingent liabilities. As required by the Fiscal Responsibility Law, the Budgetary Guidelines Law for each year contains an annex that provides information regarding fiscal risks and projections for the subsequent two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

The main contingent liability monitored by the Federal Government concerns the Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais or FCVS, for its acronym in Portuguese). The creditors of this debt are the agents of the Housing Financial System (or their assignees) who signed financing agreements with mortgagees, especially in the 1970s and 1980s. Such agreements held salary equivalence clauses and coverage of the FCVS debtor balance.

External Debt Restructuring and Debt Record

Since its Brady Plan style restructuring on April 15, 1994, thirty-one years ago, Brazil has timely serviced its external debt without defaults.

Rating Agencies

On July 25, 2025, DBRS Inc. (DBRS Morningstar) maintained Brazil’s long-term foreign currency sovereign credit rating at BB with a stable trend.

On June 5, 2025, the rating agency Standard & Poor’s maintained Brazil’s sovereign long-term debt rating at BB with a stable outlook.

On May 30, 2025, the rating agency Moody’s maintained Brazil’s sovereign long-term debt rating at Ba1, changing the outlook from positive to stable.

On June 25, 2025, the rating agency Fitch maintained Brazil’s long-term foreign currency sovereign credit rating at BB, with a stable outlook.

On December 19, 2025, R&I maintained Brazil’s long term foreign currency sovereign credit rating at BBB- and revised the outlook from negative to stable.For more information on this topic, see “Recent Developments—Rating Agencies.”

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 37

External Direct Debt of the Federal Government(1)

(In Millions of Currency of Denomination)

Type	Interest	Issue Date (2)	Final Maturity	Currencies (3)	Principal Amount (2) Outstanding at Dec 31, 2025	Interest
Multilateral Organizations
World Bank	Variable	10-Feb-10	1-Feb-37	USD	17.6	4.62%
World Bank	Variable	13-Jan-11	1-Dec-39	USD	44.3	3.87%
World Bank	Variable	22-Jun-10	1-Dec-38	USD	2.3	3.87%
World Bank	Variable	12-Apr-12	1-Nov-41	USD	113.7	3.87%
World Bank	Variable	31-May-11	1-May-40	USD	21.7	3.87%
World Bank	Variable	20-Nov-12	1-Jun-41	USD	13.6	3.87%
World Bank	Variable	25-Sep-12	1-Sep-29	USD	33.5	3.87%
World Bank	Fixed	28-Dec-17	1-Jun-56	USD	4.7	4.69%
World Bank	Variable	23-Jul-18	1-Dec-37	USD	3.6	5.52%
World Bank	Variable	19-Nov-18	1-Dec-37	USD	204.4	5.37%
World Bank	Variable	10-Dec-21	1-Mar-45	USD	6.9	5.67%
World Bank	Variable	16-Aug-21	1-Mar-31	USD	1,000.0	4.67%
World Bank	Variable	3-Jun-25	1-Sep-41	USD	60.0	5.11%
				Total (World Bank)	1,526.3
IDB	Variable	22-Feb-08	1-Jul-26	USD	2.3	3.87%
IDB	Variable	9-Jul-09	1-Mar-30	USD	0.3	3.87%
IDB	Variable	8-Nov-10	1-Sep-30	USD	1.3	3.87%
IDB	Variable	3-Nov-10	1-Dec-32	USD	2.5	3.87%
IDB	Variable	9-May-13	1-Jan-32	USD	1.8	3.87%

IDB	Variable	20-Dec-10	1-Dec-30	USD	43.9	3.87%
IDB	Variable	8-Feb-11	1-Jun-30	USD	1.0	3.87%
IDB	Variable	14-Mar-14	1-Nov-32	USD	3.0	3.87%
IDB	Variable	11-Jul-14	1-Sep-33	USD	6.8	3.87%
IDB	Variable	9-Mar-15	1-Jun-28	USD	3.8	3.87%
IDB	Variable	15-Dec-14	1-Nov-28	USD	6.3	4.77%
IDB	Variable	17-Jul-18	1-Dec-41	USD	131.9	3.87%
IDB	Variable	18-Feb-20	1-Apr-50	USD	148.3	4.67%
IDB	Variable	7-Dec-20	1-Sep-48	USD	3.6	4.67%
IDB	Variable	23-Jun-21	1-Sep-45	USD	1,000.0	4.76%
IDB	Variable	24-Jun-22	1-Sep-46	USD	194.2	4.76%
				Total (IDB)	1,550.9
Others	Variable	20-Feb-15	1-Jun-41	USD	1.4	4.20%
Others	Variable	24-Feb-15	1-Jun-41	EUR	6.2	4.20%
Others	Variable	21-Dec-20	1-Dec-40	USD	350.0	5.67%
Others	Variable	24-Dec-20	1-Mar-50	USD	980.0	5.22%
Others	Variable	13-Dec-23	1-Dec-52	USD	1,000.0	5.12%
		Total Others (from Multilateral Organizations)			2,337.6
Total (Multilateral Organizations)					5,414.8
Foreign governments
Governments Agencies	Variable	20-Oct-10	1-Apr-28	JPY	3.0	2.39%
Governments Agencies	Fixed	8-Oct-19	1-Oct-39	USD	123.5	3.56%
Governments Agencies	Fixed	8-Oct-19	1-Oct-39	SEK	1,293.9	2.19%
Governments Agencies	Fixed	8-Oct-19	1-Oct-39	USD	40.5	3.56%
Governments Agencies	Fixed	8-Oct-19	1-Oct-39	SEK	1,424.6	2.19%
Governments Agencies	Variable	11-Nov-22	1-May-37	EUR	411.5	2.73%
Total (Foreing Governments)					3,297.0

BONDS
Bonds (GLOBAL)
Global 26	Fixed	22-Sep-22	1-Apr-26	USD	2,176.2	6.00%
Global 27	Fixed	9-Jun-97	1-May-27	USD	259.1	10.13%
Global 27	Fixed	27-Mar-98	1-May-27	USD	540.6	10.13%
Global 28	Fixed	13-Oct-17	1-Jan-28	USD	3,009.6	4.63%
Global 29	Fixed	28-Mar-19	1-May-29	USD	1,985.8	4.50%
Global 30	Fixed	22-Sep-22	1-Jan-30	USD	308.7	12.25%
Global 30B	Fixed	10-Jun-20	1-Jun-30	USD	3,343.2	3.88%
Global 30C	Fixed	11-Jun-25	1-Nov-30	USD	2,289.0	5.50%
Global 31	Fixed	7-Jul-21	1-Sep-31	USD	1,500.0	3.75%
Global 31ESG	Fixed	20-Nov-23	1-Mar-31	USD	2,091.3	6.50%
Global 32ESG	Fixed	27-Jun-24	1-Jan-32	USD	2,066.2	6.12%
Global 33	Fixed	13-Apr-23	1-Oct-33	USD	2,278.3	6.00%
Global 33ESG	Fixed	14-Nov-25	1-Feb-33	USD	1,481.0	5.50%
Global 34	Fixed	22-Oct-14	1-Jan-34	USD	1,592.3	8.25%
Global 34A	Fixed	29-Jan-24	1-Mar-34	USD	2,275.9	6.12%
Global 35	Fixed	25-Feb-25	1-Mar-35	USD	4,640.6	6.63%
Global 37	Fixed	9-Nov-15	1-Jan-37	USD	1,743.5	7.13%
Global 41	Fixed	6-Mar-15	1-Jan-41	USD	1,969.6	5.63%
Global 45	Fixed	1-Aug-14	1-Jan-45	USD	2,472.5	5.00%
Global 47	Fixed	22-Sep-22	1-Feb-47	USD	2,487.8	5.63%
Global 50	Fixed	14-Nov-19	1-Jan-50	USD	2,598.1	4.75%
Global BRL 28	Fixed	29-Sep-22	1-Jan-28	BRL	872.2	10.25%
Global 54	Fixed	29-Jan-24	1-May-54	USD	1,894.1	7.12%
Global 56	Fixed	11-Sep-25	1-Jan-56	USD	2,481.0	7.25%
				Total (“Globals”)	48,356.6
TOTAL (BONDS)					48,356.6

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	Fixed	21-Oct-10	1-Jun-31	EUR	163.0	5.10%
Import Financing Credits without Guarantee of Foreign Governments	Fixed	8-Nov-10	1-Feb-31	EUR	482.4	5.50%
Import Financing Credits without Guarantee of Foreign Governments	Fixed	16-Nov-10	1-Jun-30	EUR	77.0	5.50%
Loans	Fixed	1-Sep-00	1-Apr-35	GBP	0.1	0%
Loans	Variable	24-Jun-21	1-Sep-40	EUR	235.1	3.69%
Total (Commercial Banks)					957.7
Others
Import Financing Credits without Guarantee of Foreign Governments	Fixed	15-Apr-97	1-May-27	USD	5.8	8.42%
Total (Others)					5.8
Total			Total Amount		58,031.9

Note: Numbers may not total due to rounding.

(1)	Does not include debt incurred by the Central Bank.
(2)	In the case of multiple tranches, the date refers to the first issuance of the security.
(3)	Currencies other than U.S. dollars translated into U.S. dollars by the exchange rate (selling) as of December 31, 2025.
(4)	In the case of variable rates, the interest rate refers to the last coupon paid.

Source: Central Bank.

Table No. 38

External Debt Guaranteed by the Federal Government(1)

(In Millions of U.S. Dollars)

					Principal Amount

Type	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Outstanding as of Dec 31, 2025
I. To Public Entities
Multilateral Organizations
World Bank	Various	Various	Various	Various	21,100	13,430
Inter-American Development Bank (IDB)	Various	Various	Various	Various	22,831	13,398
International Monetary Fund (IMF)	Various	Various	Various	SDR	19,041	18,459
Others	Various	Various	Various	Various	5,830	3,880
				Total (Multilateral Organizations)		49,168
Foreign Governments
Import Financing Credits	Various	Various	Various	Various	248	27
Original Loans	Various	Various	Various	Various	1,266	357
				Total (Foreign Governments)		384
Commercial Banks
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	553	12
Loans	Various	Various	Various	Various	591	200
				Total (Commercial Banks)		212
				Total for Public Entities		49,765
II. To Private Companies Loans (2)	Various	Various	Various	Various	0	0
III. Intercompany Loans	Various	Various	Various	Various	0	0
				Total for Private Entities		0
				Total for Public and Private Entities		49,765

Note: Numbers may not total due to rounding.

(1)	Currencies other than U.S. Dollars are translated into U.S. Dollars with reference to the exchange rate (sell side) on December 31, 2025.
(2)	Includes privatized companies.

Source: Central Bank.

Table No. 39

Internal Securities Debt of the Republic

(In Millions of U.S. Dollars(1))

Name	Index (1)	Interest Rate	Issuance Date	Final Maturity	Outstanding as of Dec 31, 2025
National Treasury Letters (NTL)	Fixed	— (2)	Various (Feb 2020-Jul 2025)	Various (Jan 2026-Jan 2032)	$242,053
National Treasury Notes (NTN)
B Series	IPCA	6.00%	Various (Nov 2001-Feb 2025)	Various (Feb 2026-Aug 2060)	$388,549
B1 Series	IPCA	— (2)	Various (Jan 2023-Feb 2025)	Various (Jan 2026-Dec 2084)	$2,315
C Series	IGP-M	6% and 12%	(Jan 2001)	(Jan 2031)	$14,607
F Series	Fixed	0.1	Various (Jan 2014-Jan 2024)	Various (Jan 2026-Jan 2035)	$103,061
I Series		$0% and 12%	(Apr 2001)	Various (Jan 2026-Nov 2037)	$342
P Series	TR	0.06	Various (Jan 2008-Jan 2014)	Various (Jan 2027-Jan 2030)	$53
Financial Treasury Letters (FTL)	Overnight	—	Various (Sep 2019-Oct 2025)	Various (Mar 2026-Dec 2031)	$756,782
Financial Treasury Certificate (CFT)
A Series	IGP-DI	6% and 12%	(Sep 1998)	(Sep 2028)	$355
B Series	TR	6%	(Jan 2015)	(Jan 2030)	$7
D Series		$0% and 6%	Various (May 2001-Apr 2002)	(May 2031)	$362
E Series	IGP-M	Various	Various (Dec 2000-Jan 2018)	Various (Dec 2030-Jan 2048)	$1,173
Securitized Credits	IGP-DI	Various	(Jan 1992)	(Jul 2040)	$1
	TR	Various	(Jan 1997)	Various (Jan 2026-Jan 2027)	$371
Public Debt Certificate (CDP)	TR	Various	Various (Mar 1998-Mar 2002)	Various (Mar 2028-Mar 2032)	$0
Agrarian Debt Securities (TDA)	TR	Various	Various	Various (Jan 2026-Jun 2040)	$42
Total					$1,510,073

Note: Numbers may not total due to rounding.

(1)	Amounts in Reais are translated into U.S. Dollars with reference to the exchange rate (sell side) on December 31, 2025.
(2)

Securities indexed to each indicated rate/index: Overnight = Central Bank’s overnight rate; IPCA = Extended National Consumer Price Index; IGP-M = General Price Index (market based); $ = U.S. dollar exchange rate; TR = Index based on average daily rate of certificates of deposit issued by certain major Brazilian banks; and IGP-DI = General Price Index (internal availability).

(3)	Zero-coupon securities issued at a discount from their face amount.

Source: National Treasury.